                                                       Pursuant to Rule 424(b)4
                                                       Registration No.333-33691
PROSPECTUS

                               7,631,595 SHARES

           [LOGO OF SNYDER COMMUNICATIONS WHICH INCLUDES THE WORDS
                  "SNYDER COMMUNICATIONS, INC." APPEARS HERE]

                                 COMMON STOCK

                               ----------------

  Of the 7,631,595 shares of Common Stock of Snyder Communications, Inc. (the "Company") offered hereby, 1,850,000 are being offered by the Company and 5,781,595 are being offered by certain stockholders of the Company (the "Selling Stockholders"). Certain other stockholders of the Company (the "Over-Allotment Selling Stockholders") have granted to the Underwriters options to purchase up to 1,144,739 additional shares to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

  Of the 7,631,595 shares of Common Stock offered hereby, 6,105,276 are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 1,526,319 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting." The Offerings are expected to close concurrently with the offering of the STRYPES (as defined herein) described in "Shares Eligible for Future Sale."

  The Common Stock is listed on the New York Stock Exchange under the symbol "SNC." On September 18, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange was $25 13/16. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                PRICE TO   UNDERWRITING PROCEEDS TO   SELLING
                                 PUBLIC    DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share...................    $25.8125      $1.26      $24.5525     $24.5525
--------------------------------------------------------------------------------
Total(3)....................  $196,990,546  $9,615,810  $45,422,125 $141,952,611

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company, Snyder Communications, L.P., the Selling Stockholders and the Over-Allotment Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $1,700,000.
(3) The Over-Allotment Selling Stockholders have granted the U.S. Underwriters and International Managers options to purchase up to an additional 915,791 shares and 228,948 shares of Common Stock, respectively, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders (including, in such case, the Over-Allotment Selling Stockholders) will be $226,539,121, $11,058,181 and $170,058,815, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or about September 24, 1997.

                               ----------------

MERRILL LYNCH & CO.
          GOLDMAN, SACHS & CO.
                     MORGAN STANLEY DEAN WITTER
                               MONTGOMERY SECURITIES
                                        BEAR, STEARNS & CO. INC.

                               ----------------

              The date of this Prospectus is September 18, 1997.

                             [Inside Front Cover]


Snyder Communications, Inc.

Complete Marketing Solutions

[Images of client logos; photo collage of WallBoard(R), globe, teleservices representative, mother with baby, medical detailing representative with physician, and contents of a sample pack; photograph of New York Stock Exchange with Snyder Communications, Inc. banner.]

  Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

  Merrill Lynch Specialists Inc. ("MLSI"), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.

                                  [Gatefold]

Snyder Communications, Inc.

Medical Detailing
Product Sampling
Database Management
Targeted Delivery
WallBoards(R)

Snyder Communications, Inc. is a rapidly growing international provider of complete marketing solutions primarily to Fortune 500 size companies that outsource elements of their global sales and marketing efforts. The Company integrates its various capabilities, including its proprietary distribution channels, into innovative, value-added marketing programs that supplement its clients' sales and marketing activities.

The Company identifies high value consumer segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care and retention services.

The Company's marketing programs utilize the resources of one or more of the Company's five service groups: Direct Services, Media and Sampling Services, Medical Services, Data Delivery Services and International Services. The Company's resources include proprietary databases of targeted consumers and small businesses, database management services, proprietary product sampling programs and publications, sponsored information displays in proprietary locations, marketing program consultants, field sales and marketing representatives, inbound and outbound teleservices representatives, and direct mail and fulfillment capabilities.

The Company's clients primarily are global companies with large annual sales and marketing expenditures facing significant competitive pressures to retain or expand market share. The clients operate in various industries, including telecommunications, pharmaceuticals, consumer packaged goods, financial services, and gas and electric utilities.

[Images of client logos; photographs of medical detailing representative with physician, pamphlets included in sample packs, distributor presenting sample pack to new mother holding infant, database operators with computer, representative contents of sample packs, patient opening Diabetes Pack with nurse in background, graphic designer working at computer terminal, mother holding baby in medical office and reading Healthy Child WallBoard(R), and representative WallBoards(R); logo stating "SNC Listed NYSE The New York Stock Exchange.]

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (a) assumes no exercise of the Underwriters' over-allotment options and (b) assumes that MMD, Inc. ("MMD"), Brann Holdings Limited ("Brann"), American List Corporation ("American List"), Sampling Corporation of America ("SCA") and Bounty Group Holdings Limited ("Bounty") (collectively, the "New Acquisitions"), because the acquisition of each such company was accounted for as a pooling of interests, were all wholly-owned subsidiaries of the Company. As used herein, the "Company" means Snyder Communications, Inc., including the New Acquisitions and its other directly and indirectly owned subsidiaries. In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. References to "United Kingdom" and "U.K." refer to the United Kingdom of Great Britain and Northern Ireland.

                                  THE COMPANY

  The Company is a rapidly growing international provider of complete marketing solutions primarily to Fortune 500 size companies that outsource elements of their global sales and marketing efforts. The Company integrates its various capabilities, including its proprietary distribution channels, into innovative, value-added marketing programs that supplement its clients' sales and marketing activities. The Company identifies high-value consumer segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care and retention services. The Company's resources include proprietary databases of targeted consumers and small businesses, database management services, proprietary product sampling programs and publications, sponsored information displays in proprietary locations, marketing program consultants, field sales and marketing representatives, inbound and outbound teleservice representatives, and direct mail and fulfillment capabilities. By expanding the range of its capabilities, its specialized distribution channels and its geographic presence, the Company seeks to provide a single source for its clients' outsourced sales and marketing needs.

  The Company's revenues, exclusive of acquisitions, in 1995 and 1996 were $42.9 million and $82.8 million, respectively. The Company's consolidated revenues, restated to include revenues from the New Acquisitions for all reported periods, increased from $169.6 million in 1995 to $235.8 million in 1996, and from $106.3 million in the first six months of 1996 to $132.6 million in the first six months of 1997. To date, substantially all of the Company's revenues have been generated from operations in the U.S. and U.K.

  The Company's clients primarily are global companies with large annual sales and marketing expenditures facing significant competitive pressures to retain or expand market share. The clients operate in various industries, including telecommunications, pharmaceuticals, consumer packaged goods, financial services and gas and electric utilities. Based on 1996 revenues, the ten largest clients of the Company, listed alphabetically, were AT&T, Barclays Bank, Bayer, Bristol Myers Squibb, MCI, Microsoft, Novartis Consumer Health, Procter & Gamble, Royal Mail and Zurich Municipal.

  The Company's marketing programs utilize the resources of one or more of the Company's five service groups: Direct Services, Media and Sampling Services, Medical Services, Data Delivery Services and International Services. Prior to September 1996 when the Company had its initial public offering of common stock, substantially all of the Company's capabilities were located in the United States and consisted of field sales representatives and teleservices associates in its Direct Services group and information displays and sampling pack programs in its Media and Sampling Services group.

  In order to broaden the range of services it provides to its clients and to expand geographically, since January 1, 1997, the Company has made the six major acquisitions described below. To complement and supplement its existing management depth, the Company retained the key members of management of each of the acquired companies.

  . In January, the Company established its Medical Services group through the acquisition of MMD, which provides outsourced medical sales and marketing services and has over 1,200 detailing representatives conducting sales and marketing programs for some of the world's premier pharmaceutical companies. In August, the Company expanded the Medical Services group's operations into the U.K. through the acquisition of Halliday Jones Sales Limited ("Halliday Jones"). Halliday Jones has approximately 300 representatives providing pharmaceutical detailing services for its clients, including major pharmaceutical companies. The acquisitions of MMD and Halliday Jones not only afford the Company's preexisting clients the services of the two companies' detailing representatives but also expand the Company's business relationships within the pharmaceutical industry.

  . In March, the Company established its International Services group through the acquisition of Brann, a leading provider of complete marketing solutions in the U.K., offering a full range of creative, telemarketing and database services to over 70 companies, government agencies and charitable organizations. The acquisition of Brann significantly strengthens the Company's presence in the U.K. The Company believes that Brann's infrastructure, existing client relationships and position as a leading provider of complete marketing solutions in the U.K. provide the Company with the opportunity to significantly expand its relationships with existing multinational clients and to attract new European-based and multinational clients.

  . In July, the Company expanded its data delivery service capabilities and established its Data Delivery Services group through the acquisition of American List, which develops, maintains and markets some of the largest and most comprehensive databases of high school, college, and pre-school through junior high school students in the United States. The databases currently contain information on more than 30 million individuals. The Company expects that access to American List's proprietary databases, in addition to the Company's existing database, will augment the Company's ability to market products and services on behalf of the Company's clients to targeted customers and will enable the Company to offer additional marketing services to the existing customers of American List.

  . In July, the Company expanded its Media and Sampling Services group through the acquisitions of SCA and Bounty. SCA is a U.S. provider of targeted product sampling programs for packaged goods manufacturers, with distribution channels that include over 150,000 separate locations reaching primary and secondary schools, daycare/preschool centers, colleges and immigrant organizations. Bounty is a U.K.-based provider of targeted product sampling services and proprietary health-oriented publications to expectant mothers, new mothers and parents of toddlers in the U.K. and Ireland. The Company believes that SCA's and Bounty's services and products will complement its existing product sampling programs and that the acquisition of Bounty, along with that of Brann, positions the Company for continued growth in Europe.

GROWTH STRATEGY

  The Company believes that it is well-positioned to capitalize on five dynamic social and commercial trends: the outsourcing of marketing and sales functions; changes in demographics; changes in the regulatory environment; globalization; and increased demand for direct marketing services in the U.K. and Europe. In order to capitalize on these trends and continue its growth, the Company plans to broaden the range of services offered to existing and future clients, expand its geographic presence and pursue strategic acquisitions.

  Broaden Range of Services and Leverage Client Base. The Company intends to continue its growth by providing a broader range of services to its existing clients. Through its recent acquisitions and internal growth, the Company has significantly increased the types of services and the range of targeted marketing channels that the Company can offer its clients. The Company is actively leveraging its demonstrated success on behalf of existing clients by offering such clients additional Company services. The Company also believes it can more successfully attract new clients as a result of its increased capabilities.

  Expand Geographic Presence. The Company intends to continue expanding the geographic markets in which it provides services. Many of the Company's existing and potential clients are large companies that market products globally. Developing an expanded geographic market reach will enable the Company to offer single-source solutions for its clients' global outsourced sales and marketing needs. In furtherance of this strategy, the Company's recent acquisitions of Brann and Bounty significantly enhanced the Company's presence in the U.K. In addition, the Company believes that expansion into and operating in foreign markets gives the Company an understanding of local markets and cultures which is essential for designing global sales and marketing programs. The Company expects that its further geographic expansion will be accomplished by performing services for existing clients in new geographic markets and by acquiring companies that perform services in new geographic markets similar to those already provided by the Company.

  Pursue Strategic Acquisitions. The Company intends to continue its growth through strategic acquisitions. The Company expects to pursue acquisition opportunities that give the Company additional proprietary channels of distribution to important demographic segments, offer complementary services or replicate the Company's existing marketing capabilities in unserved geographic markets. The Company believes that the fragmentation in the marketing services industry provides opportunities for the Company to selectively pursue complementary domestic and international acquisitions. Although there are no definitive agreements, understandings or arrangements at this time, the Company is currently and expects to continue evaluating acquisition opportunities.

  The Company also seeks growth in order to obtain the benefits of economies of scale. In certain of the Company's service groups, such as Media and Sampling Services and Data Delivery Services, a high proportion of the Company's costs is fixed. The Company believes it will realize improved profit margins by spreading these costs over a larger revenue base. The Company anticipates that its existing infrastructure in these groups can accommodate additional clients and additional services.

  The Company's corporate headquarters are located at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland, 20817, and its telephone number is
(301) 468-1010.

                                 THE OFFERINGS

  The offering of 6,105,276 shares of the Company's Common Stock, par value $.001 per share, in the United States and Canada (the "U.S. Offering") and the offering of 1,526,319 shares of the Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."

   Common Stock Offered:
     By the Company.......... 1,850,000 shares
     By the Selling
      Stockholders........... 5,781,595 shares
                              ----------------
       Total................. 7,631,595 shares
                              ================
   Common Stock to be
    Outstanding After  the
    Offerings(1)............. 48,904,920 shares
   Use of Proceeds........... The net proceeds to be received by the Company from the Offerings will be used to fund
                              potential acquisitions and for working capital,
                              capital expenditures and general corporate
                              purposes. The Company will not receive any
                              proceeds from the sale of shares of Common Stock
                              by the Selling Stockholders. See "Use of
                              Proceeds."
   New York Stock Exchange
    Symbol................... SNC

--------
(1) Includes 500,000 shares issuable upon exercise of outstanding options as indicated in "Selling Stockholders." Does not include (i) 5,447,890 shares of Common Stock reserved for issuance upon exercise of outstanding options and (ii) 2,146,171 shares of Common Stock available for future issuance under the Company's 1996 Stock Incentive Plan. See "Shares Eligible for Future Sale."

                      SUMMARY FINANCIAL AND OPERATING DATA

  In July 1997, the Company acquired American List and SCA in merger transactions and Bounty in a share exchange transaction, each of which has been accounted for as a pooling of interests for accounting and financial reporting purposes. In addition, in January 1997 and March 1997, respectively, the Company acquired MMD and Brann in transactions accounted for as poolings of interests for accounting and financial reporting purposes. The New Acquisitions are discussed in "Business--General" and in Note 1 to the Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The following table sets forth summary consolidated financial data of the Company as of and for each of the years in the five year period ended December 31, 1996, and for the six month periods ended June 30, 1996 and June 30, 1997, after giving effect to the New Acquisitions. The table below gives effect to all of the New Acquisitions, as if they had occurred on January 1 of each period presented. The table also sets forth unaudited pro forma income statement data for each of the years in the five year period ended December 31, 1996, and for the six month periods ended June 30, 1996 and June 30, 1997, which gives pro forma effect to federal, state and city income taxes as if all operations of the Company were subject to such taxes for all periods presented. The income statement data for each of the years in the three year period ended December 31, 1996 and the balance sheet data as of December 31, 1996 and December 31, 1995 are derived from the audited Consolidated Financial Statements of the Company. All other income statement and balance sheet data presented are derived from unaudited Consolidated Financial Statements of the Company and in the opinion of the management of the Company include all adjustments, consisting of normal and recurring adjustments, which are necessary to present fairly the results of operations and financial position of the Company for each period presented. The following summary financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                         Table on following page

                                                                                     FOR THE SIX
                                                                                     MONTHS ENDED
                                    FOR THE YEARS ENDED DECEMBER 31,                   JUNE 30,
                          -----------------------------------------------------  --------------------
                             1992        1993        1994       1995     1996      1996     1997(8)
                          ----------- ----------- ----------- -------- --------  -------- -----------
                          (UNAUDITED) (UNAUDITED)                                    (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
 DATA:(1)(2)
 Revenues...............    $22,430     $38,594    $105,146   $169,642 $235,811  $106,341  $132,630
 Operating expenses:
 Cost of services.......      9,911      20,874      61,177    106,993  161,387    73,303    86,862
 Selling, general and
  administrative
  expenses..............      5,465       7,789      21,076     30,960   48,116    21,768    28,035
 Compensation to
  stockholders..........        955       1,381       4,169      7,709    2,223       906       --
 Acquisition costs(3)...        --          --          --         --       --        --     16,181
                            -------     -------    --------   -------- --------  --------  --------
 Income from
  operations............      6,099       8,550      18,724     23,980   24,085    10,364     1,552
 Interest expense, net..        107          75         936      1,569    2,084     1,469        85
                            -------     -------    --------   -------- --------  --------  --------
 Income before taxes and
  extraordinary item....      5,992       8,475      17,788     22,411   22,001     8,895     1,467
 Income tax provision ..      2,244       2,975       5,405      6,101    5,603     2,003     5,734
                            -------     -------    --------   -------- --------  --------  --------
 Income (loss) before
  extraordinary item....      3,748       5,500      12,383     16,310   16,398     6,892    (4,267)
 Extraordinary item(4)..        --          --          --         --    (1,215)      --        --
                            -------     -------    --------   -------- --------  --------  --------
 Net income (loss) .....    $ 3,748     $ 5,500    $ 12,383   $ 16,310 $ 15,183  $  6,892  $ (4,267)
                            =======     =======    ========   ======== ========  ========  ========
 Unaudited:
 Pro forma net income
  (loss)(5).............    $ 3,758     $ 5,170    $ 10,717   $ 13,813 $ 11,464  $  5,126  $ (4,875)
                            =======     =======    ========   ======== ========  ========  ========
 Pro forma fully diluted
  net income (loss) per
  share(6)..............    $  0.10     $  0.14    $   0.27   $   0.33 $   0.27  $   0.12  $  (0.11)
                            =======     =======    ========   ======== ========  ========  ========
 Pro forma net income
  before extraordinary
  item and excluding
  non-recurring
  acquisition costs(5)..    $ 3,758     $ 5,170    $ 10,717   $ 13,813 $ 12,679  $  5,126  $ 10,557
                            =======     =======    ========   ======== ========  ========  ========
 Pro forma fully diluted
  net income per share
  before extraordinary
  item and excluding
  non-recurring
  acquisition costs(6)..    $  0.10     $  0.14    $   0.27   $   0.33 $   0.30  $   0.12  $   0.23
                            =======     =======    ========   ======== ========  ========  ========
 Shares used in
  computing pro forma
  fully diluted per
  share amounts(6)......     37,557      37,557      39,928     41,531   42,913    41,228    45,518
                                           AS OF DECEMBER 31,                                AS OF
                          -----------------------------------------------------            JUNE 30,
                             1992        1993        1994       1995     1996               1997(8)
                          ----------- ----------- ----------- -------- --------           -----------
                          (UNAUDITED) (UNAUDITED) (UNAUDITED)                             (UNAUDITED)
                                                        (IN THOUSANDS)
BALANCE SHEET
 DATA:(1)(2)
 Total assets...........    $17,539     $25,278    $ 61,439   $ 90,608 $149,261            $157,507
 Long-term debt(7)......      3,234       2,638      15,584     29,354   28,796              16,361
 Total equity...........      8,967      10,740      19,133     21,225   63,474              70,535

                                                     Footnotes on following page

(1) Prior to the consummation on September 24, 1996 of the reorganization (the "Reorganization") in which the Company acquired all of the limited partnership interests in Snyder Communications, L.P. (the "Partnership") and all of the issued and outstanding stock of the corporate general partner, Snyder Marketing Services, Inc. ("SMS"), the operations of the Company were conducted through the Partnership. The Partnership was owned 63.85% by SMS and 36.15% by the limited partners. The Reorganization resulted in the stockholders of SMS exchanging 100% of their SMS stock for Common Stock simultaneously with the limited partners exchanging their limited partner interests in the Partnership for Common Stock. After the Reorganization, the Company owned 100% of the stock of SMS and, directly and indirectly through its ownership of SMS, 100% of the interest of the Partnership. Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities, and operations of SMS, the Partnership and the Company at their historical cost basis. Accordingly, for the periods prior to the Reorganization, the income statement and balance sheet data include a combination of the accounts of SMS and the Partnership.

    Prior to its acquisition by the Company, American List had a fiscal year which ended in February. The accompanying balance sheet data as of December 31 reflects the combination of American List's accounts as of the following February month-end while the income statement data for each of the years ended December 31 reflects the combination of American List operations for the twelve months which end in the February following the respective income statement date. The income statement data for the six months ended June 30, 1996 and 1997 reflects the combination of American List's trailing six months ending August 30, 1996, for 1996 and the six months ending June 30, 1997 for 1997 while the balance sheet data as of June 30, 1997 reflects the combination of American List data as of June 30, 1997.

(2) On January 25, 1994, Brann acquired all of the issued and outstanding common stock of Brann Direct Marketing Limited ("Brann Limited") in a transaction accounted for as a purchase, while on August 24, 1995, Bounty acquired all of the outstanding common stock of Bounty Holdings Limited ("Bounty Limited") in a transaction accounted for as a purchase. Accordingly, financial data for Brann is included only for periods from January 26, 1994, and financial data for Bounty is included only for periods from August 25, 1995.

(3) These costs are directly related to the acquisitions of MMD in January 1997 and Brann in March 1997. They include primarily banking fees, other professional service fees, certain United Kingdom excise and transfer taxes, as well as a non-cash charge of $9.1 million related to the accelerated vesting of options held by Brann employees. Net income and net income per share for the six months ended June 30, 1997, exclusive of these acquisition costs was $10.6 million and $0.23 per share, respectively. The Company recorded $17.0 million (before tax) in acquisition and related costs during July 1997 that are related to the acquisitions of American List, SCA and Bounty in July 1997.

(4) An extraordinary item was recorded in conjunction with the early redemption of subordinated debentures which were due to related parties. The extraordinary item is net of a $0.8 million tax benefit and consists of prepayment penalties and the write-off of unamortized discount and debt issuance cost. Pro forma fully diluted net income before extraordinary item per share was $0.30 for the year ended December 31, 1996.

(5) Prior to the Reorganization and the New Acquisitions, the Company, MMD and, since January 1, 1995, SCA's principal operations were not subject to federal or state corporate income taxes. In addition, both Brann and Bounty are foreign subsidiaries, subject to different statutory income tax rates. The pro forma provision for income taxes is calculated using a combined federal and state tax rate of 39.8% for 1994, 38.4% for 1995, 42.4% for 1996 and 42.4% and 40.2% for the six months ended 1996 and 1997, respectively, as if the Company, MMD and SCA had been taxable C corporations for each of the periods presented.

(6) The shares used in computing pro forma fully diluted net income per share amounts assume that the Reorganization and the New Acquisitions had occurred at the beginning of each of the periods presented and reflect the issuance of additional shares as a result of the Company's initial public offering on September 24, 1996, the impact of stock options and certain share repurchases.

(7) Includes mandatorily redeemable preferred stock of $4.6 million, $4.6 million, $6.3 million and $1.2 million at December 31, 1994, December 31, 1995, December 31, 1996 and June 30, 1997, respectively. In October 1995 and January 1994, Bounty and Brann, respectively, issued fixed cumulative mandatorily redeemable preferred stock. The preferred stock does not carry voting rights unless dividends are in arrears, which has not occurred, and is not convertible into common stock. Accordingly, the preferred stock is classified as long-term debt. The Bounty and Brann preferred stock was redeemed in July 1997 and March 1997, respectively.

(8) As of August 31, 1997, the Company had consolidated current assets and noncurrent assets of $89.0 million and $71.2 million, respectively. Also at August 31, 1997, the Company had current liabilities and noncurrent liabilities of $76.6 million and $9.2 million, respectively. For the two months ended August 31, 1997, the Company recorded $47.7 million in consolidated revenues and $15.8 million in gross profit. The Company recorded $17.0 million (before tax) in acquisition and related costs during the two months ended August 31, 1997 related to the acquisitions of American List, Bounty and SCA. For the two-month period ended August 31, 1997, the Company had income before taxes and acquisition and related costs of $7.2 million and a loss before taxes of $9.8 million. For the same period, the Company had net income before acquisition and related costs of $4.3 million and a net loss of $9.7 million.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this prospectus before purchasing the shares of Common Stock offered hereby.

RELIANCE ON AT&T

  Currently, AT&T is the Company's largest client, accounting for $50.4 million, or 21%, of the Company's 1996 revenues. The Company currently has two major contracts with AT&T. The first contract with AT&T, which expires in December 1997, subject to AT&T's right to renew the contract upon terms mutually agreeable to AT&T and the Company, provides that the Company will perform direct sales services for AT&T of certain consumer products. The second contract, which expires in December 1998, subject to automatic renewal for an additional year unless either party gives 90 days notice of termination, provides that the Company will provide direct sales services for AT&T to commercial customers through direct selling, event marketing and affinity program marketing. In addition, since 1995 the Company has provided services for AT&T's customers who are not part of the Foreign-Origin Consumer Market (as defined below). This arrangement is not currently reflected in a written contract.

  The Company anticipates that, as the expiration of the respective AT&T contracts nears, it will enter into negotiations with AT&T regarding extending the relationship. The loss of AT&T as a client, or any significant portion of the services provided to AT&T, would have a material adverse effect on the Company's results of operations. If such negotiations were to prove unsuccessful, the Company anticipates that it would enter into negotiations with other companies, including with other telecommunications companies, to utilize the resources currently devoted to AT&T (although, under the terms of the first AT&T contract, the Company could not enter into such negotiations with other telecommunications companies for services targeting the U.S.-based residential customers who either speak foreign languages or are English speakers who consider foreign countries their home (the "Foreign-Origin Consumer Market") until thirty days after the expiration of the AT&T contract). There can be no assurance, however, that the Company would be able to find clients that would generate the same amount of revenue or profitability as does AT&T.

RELIANCE ON OTHER MAJOR CLIENTS

  The Company's ten largest clients, including AT&T, accounted for 56% of the Company's 1996 revenues. The ten largest clients of the Company, listed alphabetically and based on 1996 revenues, were AT&T, Barclays Bank, Bayer, Bristol Myers Squibb, MCI, Microsoft, Novartis Consumer Health, Procter & Gamble, Royal Mail and Zurich Municipal. Certain clients use a significant portion of the services of one of the Company's service groups, such as Bristol Myers Squibb for the Medical Services group and Procter & Gamble for the Media and Sampling Services group. The loss of any of these significant clients could have a material adverse effect on the Company's results of operations. Concurrently with entering a new contract to provide similar services to AT&T in December 1996, the Company terminated its contract with MCI, under which it provided marketing and sales services targeting small business customers. As is typical in the industry, the vast majority of the Company's contracts either are short-term or are cancelable on specified notice periods by the client. As a result, there can be no assurance that the Company's most significant clients will continue to do business with the Company over the long term. If any of the Company's significant clients elect not to renew their contracts, it could have a material adverse effect on the Company's results of operations.

GROWTH THROUGH ACQUISITIONS

  The Company plans to expand its business through complementary acquisitions. The Company is currently evaluating several acquisitions and expects to continue to consider growth opportunities through additional acquisitions which may involve payments in cash or the issuance of additional shares of Common Stock, although there are no definitive arrangements or agreements to do so at this time. There can be no assurance that the Company will have sufficient capital resources to continue to pursue this aspect of its growth strategy. Additionally, there can be no assurance that the Company will successfully identify, complete or integrate additional acquisitions or that any acquired companies, including its recent acquisitions, will perform as expected or will contribute significant revenues or profits to the Company. The Company may also, in the future, face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions on terms favorable to the Company.

INTEGRATION OF ACQUISITIONS

  Since January 1, 1997, the Company has made eight acquisitions. The services provided by the acquired companies, although complementary, differ in varying degrees from the services offered by the Company. There can be no assurance that the anticipated benefits with respect to the clients and targeted markets of these acquisitions will be achieved. Moreover, the Company had limited experience in acquiring businesses prior to these acquisitions. Thus, the Company has not yet demonstrated the long-term ability to successfully manage an acquired business. There can be no assurance that the Company will be able to manage successfully the new service areas of the Company, the employees of such service areas or the client bases supported by such service areas. The inability of the Company to integrate and manage acquired businesses successfully could have a material adverse effect upon the Company.

MANAGEMENT OF GROWTH

  The Company has experienced rapid growth over the past several years. Continued growth depends to a significant degree on the Company's ability to successfully utilize its existing infrastructure and databases to perform services for other clients, as well as on the Company's ability to develop and successfully implement new marketing methods or channels for new services for existing and new clients. Continued growth will also depend on a number of other factors, including the Company's ability to maintain the high quality of the services it provides to customers and to increase its penetration with existing customers, recruit, motivate and retain qualified personnel, and train existing sales representatives or recruit new sales representatives on an economic basis to sell different categories of services or products. The Company's continued growth also will require the implementation of enhanced operational and financial systems, will require additional management, operational and financial resources and could place a strain on the Company's operations and resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain its growth. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected.

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

  The Company acquired Brann in March 1997, Bounty in July 1997 and Halliday Jones in August 1997, its first international acquisitions. A key component of the Company's growth strategy is continued international expansion. There can be no assurance that the Company will be able to successfully acquire companies, or integrate acquired companies to expand its international operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and consequently on the Company's business, results of operations or financial condition.

ADVERSE EFFECT OF FOREIGN EXCHANGE RATES ON RESULTS OF OPERATIONS

  As a result of the acquisitions of Brann and Bounty, approximately 35% of the Company's revenues in the first six months of 1997 were from outside of the United States and were denominated in British pounds. The U.S. dollar value of the Company's revenues varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to the British pound could have a material adverse effect on the

Company's results of operations. The Company continually evaluates its exposure to exchange rate risk but does not currently hedge such risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TREND TOWARD OUTSOURCING

  The Company's business and growth depend in large part on the trend toward outsourcing of marketing services. There can be no assurance that this trend in outsourcing will continue, as companies may elect to perform such services internally. A significant change in the direction of this trend generally, or a trend in the telecommunications or pharmaceutical industry not to use, or to reduce the use of, outsourced marketing services, such as those provided by the Company, would have a material adverse effect on the Company.

COMPETITIVE AND FRAGMENTED INDUSTRY

  The industry in which the Company competes is highly competitive and fragmented. The Company competes with providers of other forms of advertising and marketing media, such as direct mail, television, radio and other advertising media. The Company also competes with the internal marketing capabilities of clients and prospective clients. The Company's largest client, AT&T, has significant internal teleservices and field force marketing capabilities and also contracts for these services from competitors of the Company. The Company competes as well with other marketing services firms, ranging in size from very small firms offering special applications or short-term projects to large independent firms. A number of competitors have capabilities and resources equal to, or greater than, the Company's. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to conduct more of their targeted marketing services internally or through alternative marketing media. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends in a timely manner. In addition, many of the Company's initial sources for names in its databases could also be available to a competitor wishing to develop a data delivery business. See "Business--Competition."

DEPENDENCE ON LABOR FORCE

  Many aspects of the Company's business are very labor intensive and experience high personnel turnover. Many of the Company's employees receive hourly wages plus commissions, if earned. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. The Company's operations typically require specially trained persons, such as those employees who market services and products in languages other than English and those independent contractors in the pharmaceutical detailing business. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient labor force of qualified persons.

RELIANCE ON TECHNOLOGY, RISK OF BUSINESS INTERRUPTION

  The Company has invested significantly in sophisticated and specialized telecommunications and computer technology and has focused on the application of this technology to provide customized solutions to meet many of its clients' needs. In addition, the Company has invested significantly in sophisticated end-user databases and software that enable it to market its clients' products to targeted markets. The Company anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology and end-user databases on a timely basis in the future in order to maintain its competitiveness. In addition, the Company's business is dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, could have a material adverse effect on the Company's business. The Company's property and business interruption insurance may not adequately compensate the Company for all losses that it may incur in any such event.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees, particularly Daniel M. Snyder, Chairman of the Board of Directors and Chief Executive Officer. There can be no assurance that the Company will be able to retain the services of such officers and employees. The failure of the Company to retain the services of Mr. Snyder or of other key personnel could have a material adverse effect on the Company. The Company has employment agreements with certain executive officers, including Mr. Snyder, and also has non-competition agreements with certain key personnel, including each of its executive officers. Courts, however, are at times reluctant to enforce such non-competition agreements. See "Management--Employment Agreements." In addition, many of the Company's executive officers and other key personnel either are participants in the Company's Stock Option Plan or hold a significant amount of Common Stock (as is the case with Mr. Snyder). The Company believes that these interests increase the incentives such key employees have to remain with the Company. In order to support its growth, the Company will be required to effectively recruit, hire, train and retain additional qualified management personnel. The inability of the Company to attract and retain the necessary personnel could have a material adverse effect on the Company.

GOVERNMENT REGULATION

  The Company's business conducted in the U.S. is subject to various federal and state laws and regulations. Certain portions of the Company's industry have become subject to an increasing amount of federal and state regulation in the past five years. The Federal Communications Commission's (the "FCC") rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission ("FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. The Company believes its operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.

  A number of states have enacted or are considering enacting legislation to regulate telephone and door-to-door solicitations. For example, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer, and such a contract may be canceled within three business days. Other states require third-party verification for door-to-door solicitation.

  Several of the industries in which the Company's clients operate are subject to varying degrees of governmental regulation, particularly the telecommunications, pharmaceuticals and healthcare industries. Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

  One of the significant regulations of the FCC applicable to long distance carriers, such as AT&T (a Company client), prohibits the unauthorized switching of subscribers' long distance carriers, known in the industry as "slamming." A fine of up to $100,000 may be imposed by the FCC for each instance of slamming. In order to prevent unauthorized switches, federal law requires that switches authorized over the telephone, such as through the Company's teleservices, be verified contemporaneously by a third party. The Company believes its procedures comply with this third-party verification requirement.

  Third-party verification generally is not required for switches obtained in person, such as those obtained by members of the Company's Direct Services field sales force. The Company's training and other procedures are designed to prevent unauthorized switching. However, as with any field sales force, the Company cannot completely ensure that each employee will always follow the Company's mandated procedures. Accordingly, it is possible that employees may in some instances engage in unauthorized activities, including slamming. The Company investigates customer complaints reported to it by its telecommunications clients and reports the results to its clients. To the Company's knowledge, no FCC complaint has been brought against any of its clients as a result of the Company's services, although the Company believes that the FCC is examining the sales activities of long distance telecommunications providers, including the Company's clients, and the activities of outside vendors, such as the Company, used by such providers. If any complaints were brought, the Company's client might assert that such complaints constituted a breach of its agreement with the Company and, if material, seek to terminate the contract. Any termination by AT&T would be likely to have a material adverse effect upon the Company's business. If such complaints resulted in fines being assessed against a client of the Company, the client could seek to recover such fines from the Company. Any amounts recovered from the Company would reduce the Company's net income.

  In connection with the handling and distribution of samples of pharmaceutical products, the Medical Services group is subject to regulation by its clients, the Prescription Drug Marketing Act of 1987 and other applicable federal, state and local laws and regulations in the United States and certain regulations of the United Kingdom and European Union. Pharmaceutical companies and the health care industry in general are subject to significant U.S. federal and state and European regulation. In particular, regulations affecting the pricing or marketing of pharmaceuticals could make it uneconomic or infeasible for pharmaceutical companies to market their products through medical marketing detailers. Other changes in the domestic and international regulation of the pharmaceutical industry could also have a material adverse effect on the Medical Services group.

  Two bills introduced in the last session of Congress included provisions requiring parental consent to any sale of lists of names of minors. Though neither of these bills was reported out of committee, there can be no assurance that similar legislation will not be passed in the future at the federal or state level. Any substantial legal restriction on the use or sale of marketing lists could have a material adverse effect on the Company's results of operations.

  The uncertainty of the regulatory environment is increased by the fact that the Company generates and receives data from many sources. As a result, there are many ways both domestic and foreign governments might attempt to regulate the Company's use of its data. Any such restriction could materially adversely affect the Company's financial condition and results of operations.

  The services offered by the International Services group may be subject to certain regulations of the U.K. and the European Union, including regulations relating to inbound and outbound teleservices, advertising content, promotions of financial products, activities requiring customers to send money with mail orders and the maintenance and use of customer data held on databases. In addition, the printing facility utilized by the International Services group is also subject to certain environmental regulations regarding the storage and disposal of certain chemicals involved in the printing process. The Company believes that the International Services group is substantially in compliance with applicable regulations. There can be no assurance, however, that additional U.K. or European Union legislation, or changes in the regulatory implementation, would not limit the activities of the International Services group or significantly increase the cost of regulatory compliance.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company could experience quarterly variations in revenues and operating income as a result of many factors, including the timing of clients' marketing campaigns, the implementation of new products or services, the timing of additional selling efforts and the general and administrative expenses to acquire and support such new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts.

In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would be likely to affect adversely the Company's operating results for that quarter.

SHARES ELIGIBLE FOR FUTURE SALE, STRYPES OFFERING AND REGISTRATION RIGHTS

  Upon completion of the Offerings, the Company will have outstanding an aggregate of 48,904,920 shares of Common Stock. Of the 48,904,920 shares, 22,043,979 shares will be freely transferable without restriction or further registration under the Securities Act and 26,861,003 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will not be able to be sold other than pursuant to an effective registration statement under the Securities Act, pursuant to an exemption from the registration requirements of the Securities Act, or subject to the volume limitations of Rule 144. In addition, shares of Common Stock to be issued upon the exercise of certain options will be freely transferable upon such exercise. See "Shares Eligible for Future Sale." The Company, certain Selling Stockholders, the Over-Allotment Selling Stockholders and the Company's directors and executive officers have agreed, subject to certain exceptions for pledges and, in the case of the Company, the grant and exercise of employee stock options and the issuance of shares in connection with acquisitions as long as all executive officers, directors and other affiliates of the entity being acquired have agreed in writing to the restrictions set forth below, and the effecting of the STRYPES transaction described below, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options or a registration statement on Form S-4 to register shares issuable in connection with an acquisition), for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch & Co.

  Concurrently with, but not conditioned upon, the completion of the Offerings, D.M.S. Endowment, LLC ("Endowment"), a limited liability company of which Daniel M. Snyder and Michele D. Snyder are the beneficial owners, F.D. Sutton, LLC ("Sutton"), a limited liability company of which Fred Drasner is the beneficial owner, USN College Marketing, L.P. ("College Marketing"), a limited partnership of which Mortimer B. Zuckerman, the MBZ Trust of 1996 and Fred Drasner are the beneficial owners, and A.O. Roberts, LLC ("Roberts"), a limited liability company of which Dr. A.O. Roberts is the beneficial owner, intend to enter into a forward purchase contract (the "Contract") with the Snyder STRYPES Trust, a Delaware business trust (the "Trust"). Pursuant to the Contract, such stockholders will be obligated to deliver to the Trust an aggregate of up to 4,500,000 shares, or up to 5,175,000 if the overallotment option in the STRYPES offering is exercised in full, of Common Stock owned by such stockholders, or cash equal to the value thereof, three years from the date of the Contract. Prior to any such delivery, such stockholders will retain voting and dividend rights with respect to the shares that are the subject of the Contract. See "Principal Stockholders" and "Shares Eligible for Future Sale."

  Pursuant to agreements, Mr. Snyder and certain of the Company's other stockholders are entitled to certain registration rights with respect to their shares of Common Stock. If such stockholders, by exercising such registration rights upon expiration of the lock-up agreement described above, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

  Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and the ability of the Company to raise additional capital or engage in business combinations through sales of additional shares of Common Stock.

CONTROL BY PRINCIPAL STOCKHOLDERS

  Following completion of the Offerings, assuming that the Underwriters' over-allotment options are not exercised, and including shares underlying the STRYPES Contract, Daniel M. Snyder, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Michele D. Snyder, Vice Chairman, President,

Chief Operating Officer and a director of the Company, will beneficially own approximately 20.5% and 7.3%, respectively, of the outstanding shares of Common Stock. As a result, Mr. Snyder individually, and he and Ms. Snyder if they act in concert, will have the ability to exercise substantial influence over the Company's business by virtue of their voting power with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's stockholders to change management more difficult. Such provisions include the requirement that the Company's stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors of the Company (the "Board") and for new business to be conducted at any meeting of the stockholders. In addition, the Certificate of Incorporation allows the Board to issue up to 5,000,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by the Company in the future. While the Company has no present intention to issue any shares of preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to certain anti-takeover provisions of the Delaware General Corporation Law ("DGCL"), which could have the effect of discouraging, delaying or preventing a change of control of the Company.

VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

  The public trading market for Common Stock was first established after the Company's initial public offering in September 1996. Between the date of the Company's initial public offering and September 18, 1997, the market price of Common Stock has traded at a high of $33.13 per share and a low of $17.75 per share. See "Price Range of Common Stock."

  Future announcements concerning the Company or its competitors, including quarterly results, innovations, new product introductions, governmental regulation, litigation or changes in earnings estimates published by analysts may cause the market price of Common Stock to fluctuate significantly. The stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many emerging growth companies which often have been unrelated to the operating performance or prospects of these companies. These fluctuations, as well as general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of Common Stock. There can be no assurance that the market price of Common Stock will not decline below its present market price. The market price of Common Stock is based upon anticipated future earnings growth. Furthermore, the Company is reliant on a core group of key customers. Any loss of any of these customers could be detrimental to the market price of Common Stock. See "-- Reliance on AT&T" and "--Reliance on Other Major Clients." The future market price of Common Stock will depend on delivering results anticipated by public investors. Any failure to meet specific expectations may have an adverse effect on the market price of Common Stock.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company of $43.7 million will be used to fund potential acquisitions and for working capital, capital expenditures and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategy." The Company is currently considering and expects to continue to consider additional acquisitions which may involve payments in cash or the issuance of additional shares of Common Stock, although there are no definitive agreements, understandings or arrangements to do so at this time. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

  The Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends in the foreseeable future. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors which the Board considers appropriate.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded in the U.S. on the New York Stock Exchange (the "NYSE") under the symbol "SNC." At June 30, 1997, there were approximately 77 holders of record of Common Stock, and the Company believes there were approximately 3,075 beneficial owners of the Common Stock. The following table sets forth, for the fiscal periods indicated, the range of high and low sale prices per share of Common Stock as reported on the NYSE.

                                                                   HIGH   LOW
                                                                  ------ ------
   1996
   ----
   3rd Quarter (From September 24, 1996)......................... $21.75 $17.75
   4th Quarter...................................................  29.38  18.63
   1997
   ----
   1st Quarter................................................... $33.13 $23.50
   2nd Quarter...................................................  28.00  19.50
   3rd Quarter (Through September 18, 1997)......................  32.00  23.88

  On September 18, 1997, the closing sale price of the Common Stock on the NYSE was $25 13/16 per share.

                                CAPITALIZATION

  The following table sets forth the combined capitalization of the Company, based on the Consolidated Financial Statements of the Company found elsewhere in this Prospectus, (i) as of June 30, 1997 and (ii) as of June 30, 1997 as adjusted to reflect (a) the issuance of and the use of the net proceeds from the sale of 1,850,000 shares of Common Stock by the Company (after deduction of underwriting discounts and estimated offering expenses), (b) the proceeds from the exercise of 500,000 options by a Selling Stockholder, and (c) the retirement of stock formerly held in treasury by American List. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in the Prospectus.

                                                           AS OF JUNE 30, 1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
   Cash and equivalents..................................  $38,869   $ 91,082
                                                           =======   ========
   Current maturities of long-term debt..................  $ 2,112   $  2,112
                                                           =======   ========
   Long-term debt and obligations under capital
    leases(1)............................................  $16,361   $ 16,361
   Equity(2):
     Preferred stock, $.001 par value per share,
      5,000,000 shares authorized, none issued and
      outstanding, actual and as adjusted................      --         --
     Common Stock, $.001 par value per share, 120,000,000
      shares authorized, actual and as adjusted;
      46,057,078 shares issued and 45,994,378
      outstanding, actual; and 48,344,378 shares issued
      and outstanding, as adjusted.......................       46         48
     Additional paid-in capital..........................   66,516    117,401
     Retained earnings...................................    5,161      5,161
     Treasury stock, at cost.............................   (1,326)       --
     Unrealized gains on marketable securities...........        4          4
     Cumulative translation adjustment...................      134        134
                                                           -------   --------
      Total equity.......................................   70,535    122,748
                                                           -------   --------
       Total capitalization..............................  $86,896   $139,109
                                                           =======   ========

--------
(1) Includes approximately $1.2 million for mandatorily redeemable preferred stock which was subsequently redeemed.
(2) Includes 500,000 shares issuable upon exercise of outstanding options as indicated in "Selling Stockholders." Does not include (i) 5,520,254 shares of Common Stock issuable upon exercise of outstanding options, (ii) 2,049,312 shares of Common Stock reserved for future issuance under the Company's 1996 Stock Incentive Plan, and (iii) 425,478 shares of Common Stock issued on August 27, 1997 in connection with the acquisition of Halliday Jones. See "Shares Eligible for Future Sale."

                     SELECTED FINANCIAL AND OPERATING DATA

  In July 1997, the Company acquired American List and SCA in merger transactions and Bounty in a share exchange transaction, each of which has been accounted for as a pooling of interests for accounting and financial reporting purposes. In addition, in January 1997 and March 1997, respectively, the Company acquired MMD and Brann in transactions accounted for as poolings of interests for accounting and financial reporting purposes. The New Acquisitions are discussed in "Business--General" and in Note 1 to the Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The following table sets forth selected consolidated financial data of the Company as of and for each of the years in the five year period ended December 31, 1996, and for the six month periods ended June 30, 1996 and June 30, 1997, after giving effect to the New Acquisitions. The table below gives effect to all of the New Acquisitions, as if they had occurred on January 1 of each period presented. The table also sets forth unaudited pro forma income statement data for each of the years in the five year period ended December 31, 1996, and for the six month periods ended June 30, 1996 and June 30, 1997, which gives pro forma effect to federal, state and city income taxes as if all operations of the Company were subject to such taxes for all periods presented. The income statement data for each of the years in the three year period ended December 31, 1996 and the balance sheet data as of December 31, 1996 and December 31, 1995 are derived from the audited Consolidated Financial Statements of the Company. All other income statement and balance sheet data presented are derived from unaudited Consolidated Financial Statements of the Company and in the opinion of the management of the Company include all adjustments, consisting of normal and recurring adjustments, which are necessary to present fairly the results of operations and financial position of the Company for each period presented. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                        Table on following page

                                                                                  FOR THE SIX MONTHS
                                    FOR THE YEARS ENDED DECEMBER 31,                ENDED JUNE 30,
                          -----------------------------------------------------  --------------------
                             1992        1993        1994       1995     1996      1996     1997(8)
                          ----------- ----------- ----------- -------- --------  -------- -----------
                          (UNAUDITED) (UNAUDITED)                                    (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
 DATA:(1)(2)
 Revenues...............    $22,430     $38,594    $105,146   $169,642 $235,811  $106,341  $132,630
 Operating Expenses:
 Cost of services.......      9,911      20,874      61,177    106,993  161,387    73,303    86,862
 Selling, general and
  administrative
  expenses..............      5,465       7,789      21,076     30,960   48,116    21,768    28,035
 Compensation to
  stockholders..........        955       1,381       4,169      7,709    2,223       906       --
 Acquisition costs(3)...        --          --          --         --       --        --     16,181
                            -------     -------    --------   -------- --------  --------  --------
 Income from
  operations............      6,099       8,550      18,724     23,980   24,085    10,364     1,552
 Interest expense, net..        107          75         936      1,569    2,084     1,469        85
                            -------     -------    --------   -------- --------  --------  --------
 Income before taxes and
  extraordinary item....      5,992       8,475      17,788     22,411   22,001     8,895     1,467
 Income tax provision ..      2,244       2,975       5,405      6,101    5,603     2,003     5,734
                            -------     -------    --------   -------- --------  --------  --------
 Income (loss) before
  extraordinary item....      3,748       5,500      12,383     16,310   16,398     6,892    (4,267)
 Extraordinary item(4)..        --          --          --         --    (1,215)      --        --
                            -------     -------    --------   -------- --------  --------  --------
 Net income (loss)......    $ 3,748     $ 5,500    $ 12,383   $ 16,310 $ 15,183  $  6,892  $ (4,267)
                            =======     =======    ========   ======== ========  ========  ========
Unaudited:
 Pro forma net income
  (loss)(5).............    $ 3,758     $ 5,170    $ 10,717   $ 13,813 $ 11,464  $  5,126  $ (4,875)
                            =======     =======    ========   ======== ========  ========  ========
 Pro forma fully diluted
  net income (loss) per
  share(6)..............    $  0.10     $  0.14    $   0.27   $   0.33 $   0.27  $   0.12  $  (0.11)
                            =======     =======    ========   ======== ========  ========  ========
 Pro forma net income
  before extraordinary
  item and excluding
  non-recurring
  acquisition costs(5)..    $ 3,758     $ 5,170    $ 10,717   $ 13,813 $ 12,679  $  5,126  $ 10,557
                            =======     =======    ========   ======== ========  ========  ========
 Pro forma fully diluted
  net income per share
  before extraordinary
  item and excluding
  non-recurring
  acquisition costs(6)..    $  0.10     $  0.14    $   0.27   $   0.33 $   0.30  $   0.12  $   0.23
                            =======     =======    ========   ======== ========  ========  ========
 Shares used in
  computing pro forma
  fully diluted per
  share amounts(6)......     37,557      37,557      39,928     41,531   42,913    41,228    45,518
                                           AS OF DECEMBER 31,                                AS OF
                          -----------------------------------------------------            JUNE 30,
                             1992        1993        1994       1995     1996               1997(8)
                          ----------- ----------- ----------- -------- --------           -----------
                          (UNAUDITED) (UNAUDITED) (UNAUDITED)                             (UNAUDITED)
                                                        (IN THOUSANDS)
BALANCE SHEET
 DATA:(1)(2)
 Total assets...........    $17,539     $25,278    $ 61,439   $ 90,608 $149,261            $157,507
 Long-term debt(7)......      3,234       2,638      15,584     29,354   28,796              16,361
 Total equity ..........      8,967      10,740      19,133     21,225   63,474              70,535

                                                     Footnotes on following page

(1) Prior to the consummation on September 24, 1996 of the Reorganization in which the Company acquired all of the limited partnership interests in the Partnership and all of the issued and outstanding stock of the corporate general partner, SMS, the operations of the Company were conducted through the Partnership. The Partnership was owned 63.85% by SMS and 36.15% by the limited partners. The Reorganization resulted in the stockholders of SMS exchanging 100% of their SMS stock for Common Stock simultaneously with the limited partners exchanging their limited partner interests in the Partnership for Common Stock. After the Reorganization, the Company owned 100% of the stock of SMS and, directly and indirectly through its ownership of SMS, 100% of the interest of the Partnership. Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities, and operations of SMS, the Partnership and the Company at their historical cost basis. Accordingly, for the periods prior to the Reorganization, the income statement and balance sheet data include a combination of the accounts of SMS and the Partnership.

    Prior to its acquisition by the Company, American List had a fiscal year which ended in February. The accompanying balance sheet data as of December 31 reflects the combination of American List's accounts as of the following February month-end while the income statement data for each of the years ended December 31 reflects the combination of American List operations for the twelve months which end in the February following the respective income statement date. The income statement data for the six months ended June 30, 1996 and 1997 reflects the combination of American List's trailing six months ending August 30, 1996, for 1996 and the six months ending June 30, 1997 for 1997 while the balance sheet data as of June 30, 1997 reflects the combination of American List data as of June 30, 1997.

(2) On January 25, 1994, Brann acquired all of the issued and outstanding common stock of Brann Limited in a transaction accounted for as a purchase, while on August 24, 1995, Bounty acquired all of the outstanding common stock of Bounty Limited in a transaction accounted for as a purchase. Accordingly, financial data for Brann is included only for periods from January 26, 1994, and financial data for Bounty is included only for periods from August 25, 1995.

(3) These costs are directly related to the acquisitions of MMD in January 1997 and Brann in March 1997. They include primarily banking fees, other professional service fees, certain United Kingdom excise and transfer taxes, as well as a non-cash charge of $9.1 million related to the accelerated vesting of options held by Brann employees. Net income and net income per share for the six months ended June 30, 1997, exclusive of these acquisition costs was $10.6 million and $0.23 per share, respectively. The Company recorded $17.0 million (before tax) in acquisition and related costs during July 1997 that are related to the acquisitions of American List, SCA and Bounty in July 1997.

(4) An extraordinary item was recorded in conjunction with the early redemption of subordinated debentures which were due to related parties. The extraordinary item is net of a $0.8 million tax benefit and consists of prepayment penalties and the write-off of unamortized discount and debt issuance cost. Pro forma fully diluted net income before extraordinary item per share was $0.30 for the year ended December 31, 1996.

(5) Prior to the Reorganization and the New Acquisitions, the Company, MMD and, since January 1, 1995, SCA's principal operations were not subject to federal or state corporate income taxes. In addition, both Brann and Bounty are foreign subsidiaries, subject to different statutory income tax rates. The pro forma provision for income taxes is calculated using a combined federal and state tax rate of 39.8% for 1994, 38.4% for 1995, 42.4% for 1996 and 42.4% and 40.2% for the six months ended 1996 and 1997, respectively, as if the Company, MMD and SCA had been taxable C corporations for each of the periods presented.

(6) The shares used in computing pro forma fully diluted net income per share amounts assume that the Reorganization and the New Acquisitions had occurred at the beginning of each of the periods presented and reflect the issuance of additional shares as a result of the Company's initial public offering on September 24, 1996, the impact of stock option, and certain share repurchases.

(7) Includes manditorily redeemable preferred stock of $4.6 million, $4.6 million, $6.3 million and $1.2 million at December 31, 1994, December 31, 1995, December 31, 1996 and June 30, 1997, respectively. In October 1995 and January 1994, Bounty and Brann, respectively, issued fixed cumulative mandatorily redeemable preferred stock. The preferred stock does not carry voting rights unless dividends are in arrears, which has not occurred, and is not convertible into common stock. Accordingly, the preferred stock is classified as long-term debt. The Bounty and Brann preferred stock was redeemed in July 1997 and March 1997, respectively.

(8) As of August 31, 1997, the Company had consolidated current assets and noncurrent assets of $89.0 million and $71.2 million, respectively. Also at August 31, 1997, the Company had current liabilities and noncurrent liabilities of $76.6 million and $9.2 million, respectively. For the two months ended August 31, 1997, the Company recorded $47.7 million in consolidated revenues and $15.8 million in gross profit. The Company recorded $17.0 million (before tax) in acquisition and related costs during the two months ended August 31, 1997 related to the acquisitions of American List, Bounty and SCA. For the two-month period ended August 31, 1997, the Company had income before taxes and acquisition and related costs of $7.2 million and a loss before taxes of $9.8 million. For the same period, the Company had net income before acquisition and related costs of $4.3 million and a net loss of $9.7 million.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The Company was incorporated in June 1996 in Delaware to be the holding company for Snyder Communications, L.P. (the "Partnership"), a limited partnership established in 1988, in which Snyder Marketing Services, Inc. ("SMS") was the general partner and U.S. News & World Report, L.P. ("USN") and certain other investors were limited partners. As a part of a reorganization (the "Reorganization") effected in connection with the Company's initial public offering, all of the limited partnership interests in the Partnership, as well as all shares of stock in SMS, were exchanged for shares of the Company's Common Stock.

  The following discussion of the Company's results of operations and of its liquidity and capital resources is based upon the Company's Consolidated Financial Statements which have been retroactively restated to give effect to the MMD and Brann acquisitions as well as the acquisitions of American List, SCA and Bounty acquisitions. The following discussion should be read in conjunction with the Selected Financial and Operating Data of the Company and the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company has grown significantly, both internally and through acquisitions. The Company has completed eight strategic acquisitions since January 1, 1997. The Company's strategy is to facilitate the growth of its acquirees with improved sales and marketing resources and to integrate the sales and marketing efforts of its acquirees with those of other operating groups within the Company. The Company expects that the synergies created will increase its opportunities and strengthen customer relationships. The Company has not attempted to integrate the infrastructures of its acquirees and does not expect to incur material costs to integrate its acquirees' operations in the future.

 . The Company established its Medical Services group through the acquisition of MMD in January 1997 in a merger transaction, which was accounted for as a pooling of interests for financial reporting purposes. MMD provides outsourced medical sales and marketing services and has over 1,200 detailing representatives conducting sales and marketing programs for some of the world's premier pharmaceutical companies. In the acquisition, the Company issued 1,354,500 shares of Common Stock for all of the issued and outstanding shares of capital stock of MMD. The total consideration paid in connection with the acquisition was valued at approximately $35.4 million. The Company expanded the Medical Services group's operations into the U.K. through the acquisition of Halliday Jones in August 1997 in a transaction that was accounted for as a purchase for financial reporting purposes. Halliday Jones has approximately 300 representatives providing pharmaceutical detailing services for its clients, including major pharmaceutical companies. The total consideration paid in connection with the acquisition, including the repayment of assumed debt immediately following the closing, was approximately $19.4 million, consisting of 425,478 shares of Common Stock and approximately $7.4 million in cash.

 . The Company established its International Services group in March 1997 through the acquisition of Brann in a share exchange, which was accounted for as a pooling of interests for financial reporting purposes. Brann is a leading provider of complete marketing solutions in the United Kingdom, and it offers a full range of creative, telemarketing and database services to over 70 companies, government agencies and charitable organizations. In the acquisition, the Company issued 2,350,152 shares of Common Stock and 389,730 options to purchase shares of Common Stock, in exchange for all of the issued and outstanding ordinary shares and options to purchase ordinary shares of Brann, respectively. In addition, all of Brann's outstanding redeemable preferred stock, valued at approximately $5.0 million including accrued dividends through March 21, 1997, was redeemed for cash. The total consideration paid in connection with the acquisition was valued at approximately $77.8 million.

 . The Company expanded its data delivery service capabilities and established its Data Delivery Services group in July 1997 through its acquisition of American List in a merger transaction, which was accounted for as a pooling of interests for financial reporting purposes. American List develops, maintains and markets some of the largest and most comprehensive databases of high school, college, and pre-school through junior high school students in the United States. In the acquisition, the Company issued 5,032,322 shares of Common Stock for all of the issued and outstanding shares of capital stock of American List. The total consideration paid in connection with the acquisition was valued at approximately $134.6 million.

 . The Company expanded its Media and Sampling Services group through four acquisitions. In July 1997, the Company acquired SCA and Bounty in separate transactions, each of which was accounted for as a pooling of interests for financial reporting purposes. SCA is a U.S. provider of targeted product sampling programs for packaged goods manufacturers, with distribution channels that include over 150,000 separate locations reaching primary and secondary schools, daycare/preschool centers, colleges and immigrant organizations. In the acquisition, the Company issued 1,549,172 shares of Common Stock for all of the issued and outstanding shares of capital stock of SCA. The total consideration paid in connection with the acquisition was valued at approximately $38.6 million. Bounty is a U.K.-based provider of targeted product sampling services and proprietary health-oriented publications to expectant mothers, new mothers and parents of toddlers in the U.K. and Ireland. In the acquisition, the Company issued 1,483,240 shares of Common Stock for all of the issued and outstanding shares of capital stock of Bounty and redeemed all of Bounty's outstanding long-term debt, including mandatorily redeemable preferred stock, for cash in an amount equal to approximately $11.7 million. The total consideration paid in connection with the acquisition was valued at approximately $50.6 million. The Company also acquired, (i) in January 1997 Supermarket Communications Systems, Inc., to be renamed Good Neighbor Direct, Inc. ("Good Neighbor"), which provides marketing services through information centers located in approximately 7,000 retail outlets throughout the United States, for approximately $4.2 million in cash, and (ii) in August 1997 the 90% interest that it did not already own in American Sampling, Inc. ("ASI"), which in 1996 distributed over 5.8 million sample packs to expectant and new mothers in over 12,000 locations throughout the U.S., for total consideration, including the repayment of assumed debt immediately following the acquisition, of approximately $4.2 million in cash.

RESULTS OF OPERATIONS

  In the Direct Services group, revenues from field sales and teleservices are based on both the number of accepted customers and the type of services sold. The Company typically receives a fixed dollar amount per customer. Revenues related to such sales are recognized on the date that the application for service is accepted by the Company's clients. In the Media and Sampling Services group, the Company is paid by sponsors of its WallBoard(R) information displays and sample packs in installments, generally quarterly or semiannually, over the term of the contract under which services are rendered, which is generally one year or less. In the Medical Services group, revenues are based on the number of presentations made to physicians. The Company typically receives a fixed dollar amount per presentation, and revenues are recognized as presentations are made. In the International Services group, revenues are recognized when services are completed in accordance with the terms of the contracts. In the Data Delivery Services group, revenues are recognized upon shipment of lists to customers for a one-time usage.

  Cost of services consists of all costs specifically associated with client programs, such as salary, commissions and benefits paid to personnel, including senior executive officers associated with specific service groups, inventory, payments to third-party vendors and systems and other support facilities specifically associated with client programs.

  Selling, general and administrative expense is primarily comprised of costs associated with the Company's centralized staff functions, such as financial, accounting, human resources and personnel costs of senior executive officers not specifically associated with any single service group.

  The following sets forth, for the periods indicated, certain components of the Company's supplemental income statement data, including such data as a percentage of revenues. Pro forma net income includes a provision for income taxes as if all operations of the Company had been taxed as a C corporation for all periods presented.

                                FOR THE YEARS ENDED DECEMBER 31,           FOR THE SIX MONTHS ENDED JUNE 30,
                          -----------------------------------------------  -------------------------------------
                               1994            1995            1996              1996              1997
                          --------------  --------------  ---------------  -------------------------------------
                                                                                      (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS)
Revenues................  $105,146 100.0% $169,642 100.0% $235,811  100.0% $ 106,341  100.0% $ 132,630   100.0%
Operating expenses:
 Cost of services.......    61,177  58.2   106,993  63.1   161,387   68.4     73,303   68.9     86,862    65.5
 Selling, general and
  administrative ex-
  penses................    21,076  20.0    30,960  18.3    48,116   20.4     21,768   20.5     28,035    21.1
 Compensation to stock-
  holders...............     4,169   4.0     7,709   4.5     2,223    1.0        906    0.9        --      --
 Acquisition costs......       --    --        --    --        --     --         --     --      16,181    12.2
                          -------- -----  -------- -----  --------  -----  --------- ------  ---------  ------
Income from operations..    18,724  17.8    23,980  14.1    24,085   10.2     10,364    9.7      1,552     1.2
Interest expense, net...       936   0.9     1,569   0.9     2,084    0.9      1,469    1.4         85     0.1
Income tax provision....     5,405   5.1     6,101   3.6     5,603    2.4      2,003    1.8      5,734     4.3
                          -------- -----  -------- -----  --------  -----  --------- ------  ---------  ------
Income (loss) before
 extraordinary item.....    12,383  11.8    16,310   9.6    16,398    6.9      6,892    6.5     (4,267)   (3.2)
Extraordinary item......       --    --        --    --     (1,215)  (0.5)       --     --         --      --
                          -------- -----  -------- -----  --------  -----  --------- ------  ---------  ------
Net income (loss).......  $ 12,383  11.8% $ 16,310   9.6% $ 15,183    6.4% $   6,892    6.5% $  (4,267)   (3.2)%
                          ======== =====  ======== =====  ========  =====  ========= ======  =========  ======
Pro forma net income
 (loss).................  $ 10,717  10.2% $ 13,813   8.1% $ 11,464    4.9% $   5,126    4.8% $  (4,875)   (3.7)%
                          ======== =====  ======== =====  ========  =====  ========= ======  =========  ======
Pro forma net income
 before extraordinary
 item and excluding non-
 recurring acquisition
 costs..................  $ 10,717  10.2% $ 13,813   8.1% $ 12,679    5.4% $   5,126    4.8% $  10,557     8.0%
                          ======== =====  ======== =====  ========  =====  ========= ======  =========  ======

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

  Revenues. Revenues increased $26.3 million, or 24.7%, from $106.3 million in the six months ended June 30, 1996 to $132.6 million in the six months ended June 30, 1997. The increase in revenues was due principally to increased sales volumes in the Direct Services, Medical Services and Media and Sampling Services groups. Revenues increased in the Direct Services group primarily as a result of increased sales related to the AT&T consumer contract. Increased revenues in the Medical Services group resulted primarily from the commencement of services under a new contract, as well as two contracts which were fully operational during the six months ended June 30, 1997, but for which services began in March 1996 and July 1996. Revenues in the Media and Sampling Services group increased due primarily to the growth in sampling programs and to a lesser extent from the Good Neighbor information centers which were acquired in a purchase transaction in January 1997. The Company introduced 15 new sampling programs during the six months ended June 30, 1997, for a total of 48 sampling programs.

  Cost of Services. Cost of services increased $13.6 million, or 18.6%, from $73.3 million in the six months ended June 30, 1996 to $86.9 million in the six months ended June 30, 1997. Cost of services as a percentage of revenues decreased from 68.9% in the six months ended June 30, 1996 to 65.5% in the six months ended June 30, 1997. Cost of services as a percentage of revenues decreased because the additional management and client support personnel employed during 1996 were able to support increased client services in 1997, and because of the recognition of deferred revenue, which had no associated costs, upon termination of the MCI contract.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses combined with compensation to stockholders increased $5.3 million, or 23.3%, from $22.7 million in the six months ended June 30, 1996 to $28.0 million in the six months ended June 30, 1997. Selling, general and administrative expenses combined with compensation to stockholders as a percentage of revenues was 21.1% in the six months ended

June 30, 1997 compared to 21.4% in the six months ended June 30, 1996. The increase in selling, general and administrative expenses is due primarily to additional personnel expenses. During 1996, the Company established human resources and information systems departments and expanded its finance department.

  Acquisition Costs. The Company recorded $16.2 million in non-recurring acquisition costs during the six months ended June 30, 1997. These costs are directly related to the acquisitions of MMD in January 1997 and Brann in March 1997. They include primarily banking fees, other professional services fees, certain United Kingdom excise and transfer taxes, as well as a non-cash charge of approximately $9.1 million related to the accelerated vesting of options held by Brann employees.

  Interest Expense, Net. Net interest expense decreased $1.4 million, from $1.5 million in the six months ended June 30, 1996 to $0.1 million in the six months ended June 30, 1997. Interest expense decreased $0.7 million, from $1.8 million in the six months ended June 30, 1997 to $1.1 million in the six months ended June 30, 1997 due primarily to the repayment in full of the subordinated debentures due to related parties in October 1996 with proceeds from the initial public offering in September 1996. Interest income increased $0.7 million, from $0.4 million in the six months ended June 30, 1996 to $1.1 million in the six months ended June 30, 1997 due to the interest received on the proceeds remaining from the initial public offering.

  Income Tax Provision. The Company recorded a $5.7 million tax provision for the six months ended June 30, 1997, consisting of a $6.5 million provision for the $17.6 million in income from recurring operations less interest expense, and a $0.8 million benefit from the $16.2 million of non-recurring acquisition costs. The Company's effective tax rate for the six months ended June 30, 1997 differs from the Federal statutory rate due primarily to the non-deductibility of certain of the acquisition costs and state income taxes. Pro forma net income discussed below includes a provision for income taxes as if all operations of the Company had been taxed as a C corporation for the first six months of 1996 and 1997.

  Pro Forma Net Income (Loss). Pro forma net income (loss) decreased $10.0 million, or 196%, from net income of $5.1 million for the six months ended June 30, 1996 to a net loss of $4.9 million for the six months ended June 30, 1997, due to the $16.2 million in non-recurring acquisition costs. Pro forma net income before extraordinary item and excluding non-recurring acquisition costs increased $5.5 million, or 108%, from $5.1 million for the six months ended June 30, 1996 to $10.6 million for the six months ended June 30, 1997 due primarily to the decrease in cost of services as a percentage of revenues.

1996 Compared to 1995

  Revenues. Revenues increased $66.2 million, or 39.0%, from $169.6 million in 1995 to $235.8 million in 1996. The increase in revenues was principally due to increased sales volumes in the Direct Services and Media and Sampling Services groups, and to a lesser extent to increased pharmaceutical detailing fees in the Medical Services group. The increase in revenues and sales volumes in the Direct Services group corresponds with the increase during 1995 and 1996 in the number of sales offices, the number of field sales personnel, and the number of teleservices representatives. Revenues in the Media and Sampling Services group increased due mainly to Bounty's sampling programs which began in August 1995 when Bounty acquired all of the outstanding common stock of Bounty Limited in a purchase transaction. Revenues in the Medical Services group increased due primarily to increased revenues per pharmaceutical detailing presentation under three large contracts in 1996.

  Cost of Services. Cost of services increased $54.4 million, or 50.8%, from $107.0 million in 1995 to $161.4 million in 1996. Cost of services as a percentage of revenues increased from 63.1% to 68.4% due primarily to an increase in personnel costs. Additional management and client support personnel were employed to handle the continued growth and expanded operations throughout the Company. The number of managers and ratio of managers to sales representatives increased to further improve the quality and oversight of the services provided. Additional recruiting costs were incurred during 1996 to attract the additional management and client support personnel.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $17.1 million, or 55.2%, from $31.0 million in 1995 to $48.1 million in 1996. Selling, general and administrative expense as a percentage of revenues increased from 18.3% in 1995 to 20.4% in 1996. Substantially all of the increase in selling, general and administrative expenses as a percentage of revenues is due to additional personnel and corporate expenses incurred to support the growth of the Company. The increase in payroll and payroll related expenses accounted for the majority of the total increase in selling, general and administrative expenses. The Company employed additional senior executives and corporate personnel in 1996 to support the continued expansion of its services. Prior to 1996, the Company did not have established human resources or information systems departments. Also during 1996, the number of personnel in the finance department increased significantly.

  Compensation to Stockholders. Compensation to stockholders decreased $5.5 million, or 71.4%, from $7.7 million in 1995 to $2.2 million in 1996. Approximately $4.4 million of the decrease relates to compensation paid to SMS stockholders prior to the Reorganization. Prior to the Reorganization, the Company's operations were conducted by the Partnership. SMS, the general partner of the Partnership, paid compensation to certain officers and employees of the Partnership for services performed for SMS. The compensation from SMS was in addition to the compensation that these individuals received from the Partnership. These individuals were stockholders in both the Partnership and SMS.

  Interest Expense, Net. Net interest expense increased $0.5 million, from $1.6 million in 1995 to $2.1 million in 1996. Interest expense increased $1.2 million, from $2.4 million in 1995 to $3.6 million in 1996 due mainly to the $1.0 million increase in interest expense on the debt incurred by Bounty in connection with its purchase of Bounty Limited at the end of August 1995. Bounty incurred interest expense for only four months in 1995, but for all twelve months in 1996. Interest income increased $0.7 million, from $0.8 million in 1995 to $1.5 million in 1996 due to an increase in the balance of funds available for investment, primarily the proceeds from the initial public offering in September 1996.

  Income Tax Provision. The income tax provision of $5.6 million in 1996 reflects the actual income tax provisions of the previously separate companies before their respective acquisitions by the Company. Not all of the entities acquired were subject to income taxes prior to their respective acquisitions by the Company. Pro forma net income discussed below includes a provision for income taxes, as if all operations of the Company had been taxable as a C corporation in both 1995 and 1996. For the period from January 1, 1996 until the Reorganization on September 24, 1996, the Company had elected to be treated for federal and certain state income tax purposes as an S corporation, and therefore, the stockholders of the Company were taxed on their proportionate share of the Company's taxable income, and the Company did not have an obligation to pay income taxes. MMD and SCA were also taxed as S corporations prior to their respective mergers with the Company.

  Extraordinary Item. In October 1996, Snyder redeemed in full the subordinated debentures and recorded an extraordinary loss of $1.2 million, net of income taxes. The extraordinary loss consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.

  Pro Forma Net Income. Pro forma net income decreased $2.3 million, or 16.7%, from $13.8 million in 1995 to $11.5 million in 1996 due primarily to the increases in cost of services and selling, general and administrative expenses as a percentage of revenues, offset by the decrease in compensation to stockholders.

1995 Compared to 1994

  Revenues. Revenues increased $64.5 million, or 61.4%, from $105.1 million in 1994 to $169.6 million in 1995. The increase in revenues is due primarily to an increase in the volume of marketing programs in the Direct

Services, Media and Sampling Services, and International Services groups. Revenues in the Direct Services group increased because 1995 was the first full year of operations for the AT&T and MCI contracts. Revenues in the Media and Sampling Services group increased due to an increase in sampling program revenues. Revenues in the International Services group increased due to expanded services provided to existing clients.

  Cost of Services. Cost of services increased $45.8 million, or 74.8%, from $61.2 million in 1994 to $107.0 million in 1995. Cost of services, as a percentage of revenues, increased from 58.2% in 1994 to 63.1% in 1995 primarily reflecting increased staffing. Direct Services began providing teleservices in 1995 and employed 177 teleservices personnel at the end of 1995. The Company also opened additional field sales offices in 1995. The increased number of teleservices, field and pharmaceutical representatives resulted in an increase in the number of supervisors and managers employed.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $9.9 million, or 46.9%, from $21.1 million in 1994 to $31.0 million in 1995 due primarily to additional administrative personnel and related corporate expenses associated with the Company's growth. Selling, general and administrative expenses, as a percentage of revenues, decreased from 20.0% in 1994 to 18.3% in 1995, reflecting a moderately increased corporate overhead expense being spread over a larger base of revenues.

  Compensation to Stockholders. Compensation to stockholders increased $3.5 million, or 83.3%, from $4.2 million in 1994 to $7.7 million in 1995 primarily due to the $4.4 million paid to certain officers and employees of the Partnership for services performed for SMS prior to the Reorganization, partially offset by a decrease of $0.9 million in the compensation paid in 1995 to the stockholders of MMD and SCA.

  Interest Expense, Net. Net interest expense increased $0.6 million, from $0.9 million in 1994 to $1.6 million in 1995. Interest expense increased $1.0 million, from $1.4 million in 1994 to $2.4 million in 1995 due primarily to interest expense related to the subordinated debentures which were issued in May 1995 and the interest on the debt incurred by Bounty in connection with its purchase transaction in August 1995. Interest income increased $0.4 million, from $0.5 million in 1994 to $0.9 million in 1995 due primarily to an increase in interest rates and a greater amount of funds available for investment.

  Income Tax Provision. The income tax provision of $6.1 million in 1995 reflects the actual income tax provisions of the previously separate companies before their respective acquisitions by the Company. Not all of the entities acquired were subject to income taxes prior to their respective acquisitions by the Company. Pro forma net income discussed below includes a provision for income taxes as if all operations of the Company had been taxable as a C corporation in both 1994 and 1995.

  Pro Forma Net Income. Pro forma net income increased $3.1 million, or 29.0%, from $10.7 million in 1994 to $13.8 million in 1995. The increase in pro forma net income that was attributed to the significant growth in revenues and the controlled overhead expenditures was offset by the increase in cost of services and compensation to stockholders.

LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1997, the Company had $38.9 million in cash and equivalents. Cash and equivalents decreased $20.6 million during the six months ended June 30, 1997, due primarily to the $11.0 million used by financing activities and the $12.0 million used by investing activities offset by the $1.6 million provided by operating activities. The cash used for financing activities includes $14.8 million for the net repayment of debt, $5.8 million in payments of dividends and distributions to stockholders of the acquired entities prior to their respective acquisitions by the Company, and $1.3 million used to acquire treasury shares, offset by $7.2 million in proceeds from the exercise of options and $3.7 million from the impact of combining differing year ends. The cash used for investing activities includes $7.9 million for the purchase of property, equipment and lists, $4.2 million in cash paid for the purchase of Good Neighbor and $0.4 million from the impact of combining different year ends, offset by $0.5 million from the sale of marketable securities.

  The Company's operations have provided positive cash flows in each of the three years ended December 31, 1996. The cash flows provided by operations have increased in each of the three years ended December 31, 1996 consistent with the increase in revenues. The Company used $7.9 million for the purchase of property and equipment in 1996 to expand its infrastructure to handle its increased operations.

  The Company experienced significant growth during 1996 and expects to continue to grow through both internal expansion and complementary acquisitions. The Company expects that it will spend approximately $11.5 million for capital expenditures during 1997 primarily for the expansion of its facilities and the upgrading of its systems, of which it has spent $7.6 million through June 30, 1997. The Company believes that its cash and equivalents, as well as the cash provided by operations, will be sufficient to fund its current operations and planned capital expenditures. To the extent that the consideration paid for future acquisitions does not include securities of the Company, acquisitions will initially be financed using excess cash and equivalents, but depending on the amount necessary to complete an acquisition, additional financing may be required. The Company recorded $17.0 million (before tax) in acquisition and related costs during July 1997 which are related to the acquisitions of American List, SCA and Bounty. Subsequent to June 30, 1997 the Company has paid approximately $11.5 million in cash for the acquisitions of ASI and Halliday Jones, both of which were accounted for as purchases for accounting and financial reporting purposes.

  The Company is subject to the impact of foreign currency fluctuations, specifically that of the British pound. To date, changes in the British pound exchange rate have not had a material impact on the Company's liquidity or results of operations. The Company continually evaluates its exposure to exchange rate risk but does not currently hedge such risk.

NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share". This statement is effective for years ending after December 15, 1997 and will be implemented by Snyder in its December 31, 1997 financial statements. SFAS 128 requires primary earnings per share ("EPS") to be replaced with basic EPS, which is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Fully diluted EPS, now called diluted EPS, is still included. The Company adopted its stock option plan and began offering stock options in September 1996. Because the stock options were outstanding for only a short period of time in 1996, the Company does not expect the implementation of SFAS 128 to have a material impact on its calculation of basic EPS. However, in future years, when the options are outstanding for the entire year, the Company expects basic EPS will be higher than they would have been under the existing EPS standard.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement is effective for years ending after December 15, 1997 and will be implemented by the Company in its December 31, 1997 financial statements. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Management is currently evaluating the impact of SFAS 130.

                                   BUSINESS

GENERAL

  The Company is a rapidly growing international provider of complete marketing solutions primarily to Fortune 500 size companies that outsource elements of their global sales and marketing efforts. The Company integrates its various capabilities, including its proprietary distribution channels, into innovative, value-added marketing programs that supplement its clients' sales and marketing activities. The Company identifies high-value consumer segments; designs and implements marketing programs to reach them; initiates and closes sales on behalf of its clients; and provides customer care and retention services. The Company's resources include proprietary databases of targeted consumers and small businesses, database management services, proprietary product sampling programs and publications, sponsored information displays in proprietary locations, marketing program consultants, field sales and marketing representatives, inbound and outbound teleservice representatives, and direct mail and fulfillment capabilities. By expanding the range of its capabilities, its specialized distribution channels and its geographic presence, the Company seeks to provide a single source for its clients' outsourced sales and marketing needs.

  The Company's revenues, exclusive of acquisitions, in 1995 and 1996 were $42.9 million and $82.8 million, respectively. The Company's consolidated revenues, restated to include revenues from the New Acquisitions for all reported periods, increased from $169.6 million in 1995 to $235.8 million in 1996, and from $106.3 million in the first six months of 1996 to $132.6 million in the first six months of 1997. To date, substantially all of the Company's revenues have been generated from operations in the U.S. and U.K.

  The Company's clients primarily are global companies with large annual sales and marketing expenditures facing significant competitive pressures to retain or expand market share. The clients operate in various industries, including telecommunications, pharmaceuticals, consumer packaged goods, financial services and gas and electric utilities. Based on 1996 revenues, the ten largest clients of the Company, listed alphabetically, were AT&T, Barclays Bank, Bayer, Bristol Myers Squibb, MCI, Microsoft, Novartis Consumer Health, Procter & Gamble, Royal Mail and Zurich Municipal.

  The Company's marketing programs utilize the resources of one or more of the Company's five service groups: Direct Services, Media and Sampling Services, Medical Services, Data Delivery Services and International Services. Prior to September 1996 when the Company had its initial public offering of common stock, substantially all of the Company's capabilities were located in the United States and consisted of field sales representatives and teleservices associates in its Direct Services group and information displays and sampling pack programs in its Media and Sampling Services group.

  In order to broaden the range of services it provides to its clients and to expand geographically, since January 1, 1997, the Company has made the eight acquisitions described below. To complement and supplement its existing management depth, the Company retained the key members of management of each of the acquired companies.

 . In January, the Company established its Medical Services group through the acquisition of MMD, which provides outsourced medical sales and marketing services and has over 1,200 detailing representatives conducting sales and marketing programs for some of the world's premier pharmaceutical companies. In August, the Company expanded the Medical Services group's operations into the U.K. through the acquisition of Halliday Jones. Halliday Jones has approximately 300 representatives providing pharmaceutical detailing services for its clients, including major pharmaceutical companies. The acquisitions of MMD and Halliday Jones not only afford the Company's preexisting clients the services of the two companies' detailing representatives but also expand the Company's business relationships within the pharmaceutical industry.

 . In March, the Company established its International Services group through the acquisition of Brann, a leading provider of complete marketing solutions in the U.K., offering a full range of creative, telemarketing and database services to over 70 companies, government agencies and charitable organizations. The acquisition of Brann significantly strengthens the Company's presence in the U.K. The Company believes that Brann's infrastructure, existing client relationships and position as a leading provider of complete marketing solutions in the U.K. provide the Company with the opportunity to significantly expand its relationships with existing multinational clients and to attract new European-based and multinational clients.

 . In July, the Company expanded its data delivery service capabilities and established its Data Delivery Services group through the acquisition of American List, which develops, maintains and markets some of the largest and most comprehensive databases of high school, college, and pre-school through junior high school students in the United States. The databases currently contain information on more than 30 million individuals. The Company expects that access to American List's proprietary databases, in addition to the Company's existing database, will augment the Company's ability to market products and services on behalf of the Company's clients to targeted customers and will enable the Company to offer additional marketing services to the existing customers of American List.

 . In July, the Company expanded its Media Sampling and Services group through the acquisitions of SCA and Bounty. SCA is a U.S. provider of targeted product sampling programs for packaged goods manufacturers, with distribution channels that include over 150,000 separate locations reaching primary and secondary schools, daycare/preschool centers, colleges and immigrant organizations. Bounty is a U.K.-based provider of targeted product sampling services and proprietary health-oriented publications to expectant mothers, new mothers and parents of toddlers in the U.K. and Ireland. Through its programs, the Company estimates, based on census data, that it reaches approximately 95% of all new parents in the U.K. Similarly, the Company estimates that over 92% of all new parents in the U.K. affirmatively request to be included in Bounty's proprietary database to allow them to receive additional products and literature which are relevant to new parents. The Company believes that SCA's and Bounty's services and products will complement its existing product sampling programs and that the acquisition of Bounty, along with that of Brann, positions the Company for continued growth in Europe. The Company also expanded its Media and Sampling Services group through the acquisition of Good Neighbor in January and ASI in August. Good Neighbor is a provider of marketing services through information centers located in approximately 7,000 retail outlets throughout the United States, thereby increasing the Company's information display locations to over 30,000. In 1996, ASI distributed over 5.8 million sample packs to expectant and new mothers in over 12,000 locations throughout the U.S.

MARKETING OPPORTUNITIES

  The Company believes that it is well-positioned to capitalize on the following five dynamic social and commercial trends: (1) the outsourcing of marketing and sales functions, (2) changes in demographics, (3) changes in the regulatory environment, (4) globalization and (5) increased demand for direct marketing services in the U.K. and Europe.

  Outsourcing. In recent years, more corporations have integrated outsourcers into their overall marketing strategies. The Company believes that, as more corporations adopt capital saving strategies and focus on their core competencies, the demand for outsourced marketing services will increase. The Company believes that it is well-positioned to capitalize on the continued momentum of the corporate trend toward outsourcing. The Company also perceives that corporations value service providers who can provide them with a wide range of services, thereby lowering transaction costs. The Company believes that its recent acquisitions increase its competitive position by, among other things, expanding the type and scope of services the Company can offer its clients.

  Changes in Demographics. The Company believes that it is well-positioned to take advantage of two demographic trends in the United States. First, multi-cultural populations are growing much more rapidly than the overall population. According to population projections prepared by the U.S. Bureau of the Census which are based in part on 1990 census data ("Census Bureau Population Projection"), there were approximately 9.7 million Asian/Pacific Islanders living in the United States during 1996 and that group is expected to grow approximately 57% by the year 2010. In 1996, there were approximately
27.8 million Hispanics living in the

United States and that group is expected to grow approximately 48% by the year 2010 according to the Census Bureau Population Projection. In contrast, the total population in the United States is expected to grow approximately 12% by the year 2010 according to the Census Bureau Population Projection. The Company has designed a marketing strategy for its Direct Services group which uses bilingual field sales and teleservices representatives to reach the rapidly growing multi-cultural populations. Second, according to the Census Bureau Population Projection, in 1996 there were approximately 69.2 million people who were 50 years or older in the United States. The 50 years and older age group is the fastest growing age group in the United States, and it is projected to grow by approximately 39% through the year 2010 according to the Census Bureau Population Projection. A number of the Company's marketing programs are designed to target this population sector. The Company's demographic marketing database includes valuable data about aging baby boomers and other potential customers in this population sector that will assist the Company in designing marketing programs to reach the 50 years and older age group.

  Changes in the Regulatory Environment--Deregulation. The Company believes that there is a trend towards deregulation of industry in the U.S. and the U.K. A typical result of deregulation is increased competition as companies seek to acquire market share. Deregulation often finds companies with less developed internal sales capabilities than are needed in the changing competitive environment. For example, telecommunications companies now actively compete for market share and market new services in markets newly opened by deregulation in that industry. Similarly, the more recent deregulation of the U.S. gas and electric utilities industries presents opportunities for companies in those industries to market their products directly to consumers who, historically, have had no choices among gas and electric service providers. The Company believes that, with its ability to provide integrated targeted marketing solutions, it is well-positioned to service the needs of firms which, as a result of deregulation, need rapidly implemented, sophisticated marketing capability. The Company believes that it is not only well-positioned to take advantage of the current deregulatory climate, but that it is also capable of responding to and benefitting from changing regulatory conditions. For example, the Company believes that the increased pace at which pharmaceuticals are approved will increase the number of products available to physicians and thereby increase the demand for the Company's medical detailing services.

  Globalization. The vast majority of the Company's significant clients are companies that have international operations. The Company believes that these and other multinational companies will seek to do business with companies that can provide sales and marketing solutions that span national boundaries. The Company believes that its recent acquisitions of Brann and Bounty significantly increase its ability to provide sales and marketing solutions to multinational clients.

  Increased Demand for Direct Marketing Services in the U.K. and
Europe. Direct marketing activities, such as direct mail and teleservices, are not as prevalent in the U.K. and Europe as they are in the United States. The Company believes that there will be strong growth in the demand for direct marketing services in both the U.K. and Europe during the next few years. The Company believes that its existing U.K. infrastructure and capabilities along with the Company's direct marketing experience will enable the Company to capitalize on this demand.

GROWTH STRATEGY

  In order to capitalize on these social and commercial trends and continue its growth, the Company plans to broaden the range of services offered to existing and future clients, expand its geographic presence and pursue strategic acquisitions.

  Broaden Range of Services and Leverage Client Base. The Company intends to continue its growth by providing a broader range of services to its existing clients. Through its recent acquisitions and internal growth, the Company has significantly increased the types of services and the range of targeted marketing channels that the Company can offer its clients. The Company is actively leveraging its demonstrated success on behalf of existing clients by offering such clients additional Company services. The Company also believes it can more successfully attract new clients as a result of its increased capabilities.

  Expand Geographic Presence. The Company intends to continue expanding the geographic markets in which it provides services. Many of the Company's existing and potential clients are large companies that market products globally. Developing an expanded geographic market reach will enable the Company to offer single-source solutions for its clients' global outsourced sales and marketing needs. In furtherance of this strategy, the Company's recent acquisitions of Brann and Bounty significantly enhanced the Company's presence in the U.K. In addition, the Company believes that expansion into and operating in foreign markets gives the Company an understanding of local markets and cultures which is essential for designing global sales and marketing programs. The Company expects that its further geographic expansion will be accomplished by performing services for existing clients in new geographic markets and by acquiring companies that perform services in new geographic markets similar to those already provided by the Company.

  Pursue Strategic Acquisitions. The Company intends to continue its growth through strategic acquisitions. The Company expects to pursue acquisition opportunities that give the Company additional proprietary channels of distribution to important demographic segments, offer complementary services or replicate the Company's existing marketing capabilities in unserved geographic markets. The Company believes that the fragmentation in the marketing services industry provides opportunities for the Company to selectively pursue complementary domestic and international acquisitions. Although there are no definitive agreements, understandings or arrangements at this time, the Company is currently and expects to continue evaluating acquisition opportunities.

  The Company also seeks growth in order to obtain the benefits of economies of scale. In certain of the Company's service groups, such as Media and Sampling Services and Data Delivery Services, a high proportion of the Company's costs is fixed. The Company believes it will realize improved profit margins by spreading these costs over a larger revenue base. The Company anticipates that its existing infrastructure in these groups can accommodate additional clients and additional services.

MARKETING PROGRAMS

  The Company's marketing programs utilize the resources of one or more of the Company's five service groups, depending on the client's needs. The Company's five service groups are: Direct Services, Media and Sampling Services, Medical Services, Data Delivery Services and International Services.

  DIRECT SERVICES. The Direct Services group uses field sales and teleservices to obtain customers for the Company's clients. Historically, such programs have been directed primarily at multi-cultural residential and small business customers.

  Field Sales. Using field sales (face-to-face) and event marketing, the Company's field sales representatives make face-to-face contact with potential customers at the customers' homes or offices and at local cultural events. Field sales representatives who are targeting consumer residential customers focus their sales efforts on event marketing, mainly at fairs, festivals and shopping malls. Field sales representatives who are targeting business customers typically call on small businesses either on a "cold call" basis or, increasingly, from leads generated by the Company's direct mail or telemarketing efforts. The productivity of the field sales representatives is enhanced by the fact that they generally live in the area in which they are soliciting business. The Company's field sales representatives currently market in 32 different languages and well over half of the Company's Direct Services field sales representatives are bilingual. As of June 30, 1997, the Company had over 1,600 field sales representatives working in its Direct Services group in 32 offices in 10 states.

  Teleservices. Prospective customers may also be contacted by telephone. The Company's teleservices associates operating within the Direct Services group, almost all of whom are bilingual, use an internally prepared sales script to market the client's products or services. Teleservices associates in the Company's U.S. call centers use a computerized call management system that employs state-of-the-art call routing and predictive dialing technologies. As of June 30, 1997, the Company had a total of 329 call stations and approximately 500 teleservices associates in the United States.

  The Direct Services group provides services for a number of clients, including, listed alphabetically, AT&T, Enron and Foundation Health. These clients illustrate the breadth of products and services for which the Company provides targeted marketing services. The Company markets long-distance telecommunications services on behalf of AT&T, natural gas and electrical supply services on behalf of Enron and membership in certain managed health care plans for Foundation Health. The Company's contracts with its Direct Services clients are typically multi-year contracts, with certain early termination rights, under which the Company is paid only for successful performance. The Company's principal contracts in the Direct Services group limit the ability of the Company to, or prevent the Company from, working for the clients' competitors during the term of the contract and, in some cases, for a defined period after termination.

  AT&T is a significant client for the Direct Services group, accounting for 21% of the Company's 1996 revenues. Under the Company's original direct sales contract with AT&T, the Company provides field sales and teleservices for AT&T's Foreign-Origin Consumer Market. This contract runs through December 1997, subject to AT&T's right to seek to renew the contract upon terms mutually agreeable to AT&T and the Company.

  AT&T enjoys certain exclusivity rights under this contract with respect to the Foreign-Origin Consumer Market. During the term of the contract, the Company cannot, for any other long-distance telecommunications company, target the Foreign-Origin Consumer Market by (i) creating or distributing customized application brochures to be inserted in the publications in which such brochures are placed by the Company on behalf of AT&T or (ii) offering programs similar to those offered to AT&T under the contract. In addition, during the term of the contract, if the Company wishes to institute any other marketing program that involves long distance telecommunications services targeted to the Foreign-Origin Consumer Market, AT&T has an exclusive 45-day period in which to negotiate with the Company with respect to such program. Until 30 days following termination of the contract, the Company can neither provide, nor enter into negotiations or discussions to provide, customer acquisition services for long distance telecommunications services targeted to the Foreign-Origin Consumer Market for any other telecommunications company.

  The Company also provides field sales and teleservices for AT&T's U.S. residential customers who are not part of the Foreign-Origin Consumer Market (the "Domestic Consumer Market"). The Company's arrangement with AT&T relating to the Domestic Consumer Market is not currently reflected in a written contract. The Company has provided services to the Domestic Consumer Market since September 1995. AT&T compensates the Company based upon the types of customers enrolled by the Company and certain other criteria with respect to the enrolled customers.

  In December 1996, the Company entered into a two-year contract to provide "turn-key" marketing services to AT&T to acquire new business customers for AT&T. Under this contract, the Company assists AT&T in obtaining small and medium-sized business customers for its long distance, Intralata (long distance service within one area code), toll-free and calling card services. The new AT&T contract runs through December 31, 1998, and is subject to automatic renewal for an additional year unless either the Company or AT&T gives 90 days prior written notice of its intention not to renew. In addition, during the term of the agreement the Company cannot market products competitive with the products it markets on behalf of AT&T to the markets and in the areas it markets on behalf of AT&T. Concurrently with entering into the new contract with AT&T, the Company terminated its contract with MCI, under which it provided marketing and sales services to MCI targeting small business customers.

  MEDIA AND SAMPLING SERVICES. The Media and Sampling Services group uses WallBoard(R) and other information displays, proprietary sample pack distribution channels and proprietary publications to reach potentially high-value market segments at the time that the target customers are most likely to use the products.

  Information Displays. WallBoards(R) are framed information and advertisement displays that are mounted on a wall. WallBoards(R) present educational, editorial and product information targeted to specific user groups. They are located in areas where the targeted customers are likely to be waiting for a service, such as the offices of specialty health-care providers, child-care centers and corporate airport terminals. Most of the Company's WallBoards(R) are strategically located to provide information to targeted consumers at a time when the customers are likely to be interested in receiving information and trying new products. Each WallBoard(R) location is available only to the Company under a two- or three-year exclusive agreement, with automatic renewal provisions. WallBoard(R) locations provide the WallBoard(R) free of charge because of its perceived benefit to the targeted audience. Two examples of the Company's WallBoard(R) information displays are the Heart Health WallBoard(R), which targets cardiology patients, and the Your Kids WallBoard(R), which targets working parents. Sponsors of the Company's WallBoard(R) information displays include, alphabetically, Gerber, Hoechst Marion Roussel, Kellogg and Quaker Oats. Each of the WallBoard(R) sponsors has "category exclusivity" for their product in their program.

  To enhance the editorial quality of its WallBoards(R), the Company has also established alliances with associations that specialize in the targeted areas, such as the American Heart Association, the National Child Care Association, the Arthritis Foundation and the Children's National Medical Center. As of June 30, 1997, there were 14 different WallBoard(R) programs displayed in approximately 23,000 locations throughout the United States.

  The Company believes that its experience with WallBoards(R) will allow it to expand Bounty's Hospital Poster Service. The Hospital Poster Service offers retailers advertising wall space in maternity hospitals throughout the U.K.

  As a result of its acquisition of Good Neighbor, the Company has expanded its marketing services capacity to include information centers in approximately 7,000 retail outlets. The Good Neighbor information centers are displays which include pockets for take-one literature, tear off pads for the distribution of rebate offers and recipes, mini-posters which contain consumer information and commercial messages, and free ad cards for individuals to offer products or services.

  Sample Packs. Sample packs are small cardboard boxes containing a variety of sample products, coupons and literature. They are given away free in areas where targeted customers are frequently present, such as fitness centers, child-care centers and the offices of specialty health-care providers. Participating locations sign a two- or three-year exclusivity agreement stating that the pack will be the only sampling program allowed at the location during that time. Similar to WallBoards(R), sample packs distribute products and information to targeted customers at a time when they are usually most interested in trying new products. Three examples of the Company's sample pack programs are the New Member Pack, which is distributed at fitness centers, the Diabetes Pack, which is distributed to diabetes patients by specialty health-care providers, and the Arthritis Pack, which is distributed to arthritis patients by specialty health-care providers.

  As with its WallBoard(R) programs, the Company is able to leverage its alliances with leading associations, such as the American Diabetes Association, which has permitted the Company to print the association's logo on the outside of the Diabetes Pack, and the Arthritis Foundation, which has permitted the Company to print the foundation's logo on the Arthritis Pack. As of June 30, 1997, there were seven different Company-originated sample pack programs, and approximately 4.5 million sample packs were distributed in Company-originated programs during 1996. Sponsors of the Company's sample packs include, alphabetically, Kellogg, Kraft, Reckitt & Colman and Ross/Abbott Labs.

  The Company's sampling capacity was dramatically increased through the acquisitions of SCA, Bounty and ASI. SCA provides access to a variety of target audiences, including working mothers, teens in junior high and high school, 18-25 year old college and junior college students, African American teens, Hispanic teens and immigrants.

  During 1996, SCA used over 100 distribution centers to deliver approximately 250 million program elements, to over 150,000 locations in the U.S. SCA's distribution channels currently include approximately 80,000 day care centers and pre-schools, approximately 57,000 elementary schools, approximately 25,000 middle, junior and senior high schools and approximately 2,800 four-year colleges. Collectively, the various divisions of Procter & Gamble currently constitute the principal sponsors of SCA's programs. Other sponsors include, alphabetically, Clorox, Helene Curtis and Lever Brothers.

  Bounty conducts three primary sampling programs: its Mother-to-Be Program, reaching approximately 550,000 expectant mothers each year in the U.K., its New Mother Program, reaching approximately 700,000 mothers each year within three days of their babies' birth, and the Baby's Progress Program, reaching approximately 500,000 mothers with babies over three months old. Approximately 270 part-time distributors distribute sample packs to the expectant mothers and new mothers, with revenues based on the number of samples packed and distributed. Sponsors of Bounty's programs include, alphabetically, Cow & Gate Nutricia, H.J. Heinz, Johnson & Johnson and Procter & Gamble.

  The marketing value of Bounty's program is enhanced by long-term marketing contracts with the hospitals in which it operates. These contracts give Bounty distributors the opportunity to personally call on each new mother at the hospital, hand each new mother a sample pack and obtain marketing data from each new mother.

  As a part of its programs, the Company offers sponsors the opportunity to have category exclusivity within its sampling programs. Sponsors often elect to obtain category exclusivity.

  Just as Bounty gives the Company the ability to reach the expectant and new mother markets in the U.K., ASI provides access to this market in the U.S. ASI's largest sampling programs are its Prenatal GiftPax(TM) and New Mom GiftPax(TM) programs. Through these two programs, ASI distributed targeted samples and literature in over 5.8 million sample packs to over 12,000 locations throughout the U.S. in 1996. ASI also has sampling programs that focus on patients with specific health issues. Major sponsors of ASI's programs include, alphabetically, Kimberly-Clark, Olan Mills and Pfizer.

  Proprietary Publications. To enhance the value of sample packs to recipients, as well as to provide an additional source of revenue to the Company and an additional means of collecting data, the Company also includes proprietary literature in its sample packs and on WallBoards(R). The proprietary literature contains information, coupons and advertisements relevant to the targeted consumer market.

  As a part of multiple-client, theme-based sample packs, SCA distributes proprietary literature designed for the targeted consumer group that receives each sample pack. These digest-sized booklets or magazines contain consumer-relevant articles in addition to coupons and advertisements. The publications are distributed as a part of programs targeting high school teens each spring and fall, working mothers close to Mothers Day, elementary school parents each spring and fall, Hispanic elementary school parents each spring and fall, and college students each fall.

  Bounty also distributes proprietary publications as a part of its sampling program. The Company publishes three titles: The Bounty Pregnancy Guide, The Bounty Baby Care Guide and The Bounty Infant Health and Feeding Guide. In addition, the Company publishes hospital information booklets on behalf of nearly 150 maternity hospitals for distribution to expectant mothers. The publications are funded through advertisements and are distributed free of charge.

  MEDICAL SERVICES. The Medical Services group currently consists of the business operations acquired in the acquisitions of MMD and Halliday Jones. The Medical Services group uses field sales to obtain customers for the Company's pharmaceutical clients through a process known as "detailing."

  Pharmaceutical detailing entails a presentation to a physician by a field representative, during which the features and benefits of a drug are discussed and product literature and samples are provided to the physician.

The Company focuses its direct detailing and selling on physicians, pharmacists and long-term care facilities. Inclusive of the operations of Halliday Jones, which was acquired in August 1997, the Medical Services group uses the services of over 1,500 field representatives located throughout the United States and the United Kingdom, who operate both as independent contractors and as full- and part-time employees. The Company is typically paid based on "completed calls." A completed call is generally defined as a face-to-face meeting by a field representative with a physician. At any particular time, each field representative typically details one or more pharmaceutical products on behalf of one or more clients. The Company seeks to hire individuals with medical or scientific backgrounds as its field representatives. More specifically, most of the field representatives have experience in sales of pharmaceutical products. In addition, each field representative undergoes specialized training before providing detailing services on behalf of clients in order to familiarize himself or herself with the products being detailed. The Medical Services group also employs field managers located throughout the United States and the United Kingdom.

  The Company's contracts for its Medical Services range from six months to three years in duration, and many are subject to termination by the client upon short notice. Generally, each Medical Services client contract provides for the detailing of between one and three pharmaceutical products. Such contracts provide for payment based on each completed call by a field representative.

  Bristol Myers Squibb is the principal client of the Medical Services group. MMD has performed medical detailing services for Bristol Myers Squibb since 1993. The current contract runs through December 1999, subject at that time to the option of Bristol Myers Squibb to extend the term for an additional three years. The agreement is subject to termination by Bristol Myers Squibb at any time upon 60 days prior notice.

  DATA DELIVERY SERVICES. The Data Delivery Services group develops and maintains demographic marketing databases that include data on approximately 48 million individuals and two million small businesses in the United States. Because the Data Delivery Services group's databases are owned by the Company, it is able to utilize the databases for multiple client contracts and at various purchase points in a customer's life cycle. The databases have been used to support the Direct Services group's marketing efforts.

  The Data Delivery Services group was established and the Company's data delivery services were significantly expanded through the acquisition of American List in July 1997. American List has compiled databases of more than 30 million individuals in the U.S. and markets lists of high school students, college students, pre-school through junior high school students, young adults and religiously and ethnically distinct individuals. The primary customers of such lists are list brokers, advertising agencies and end users employing direct mail and telemarketing advertising campaigns. The Company's pre-existing database of more than 18 million names, which was developed by the Direct Services group, is now being managed by the Data Delivery Services group.

  The Company's acquisitions of Bounty and ASI added another new capability to the Data Delivery Services group. Using the contacts with new mothers in its sampling programs as a base, Bounty has constructed a database which it estimates covers over 92% of all new mothers in the U.K. Though the database contains approximately 4.3 million records, Bounty has not yet attempted to widely market the database to outside parties. The Company believes that by using its experience in marketing valuable database assets it will be able to profitably commercialize the Bounty database. While Bounty has granted category exclusivity to certain users of its database, such as Procter & Gamble, the database can be used to market other products to new mothers. For example, the Company believes that Brann's existing clients in the automotive and financial services industries could benefit from access to Bounty's database. ASI has also used the contacts it makes through its sampling programs to develop a database of new parents, grandparents and individuals with specific health issues. The Company believes it will be able to leverage this database in the U.S. in much the same way that it expects to leverage the Bounty database in the U.K.

  INTERNATIONAL SERVICES. The International Services group consists primarily of contracts and infrastructure acquired in connection with the acquisition of Brann. As of June 30, 1997, approximately 880 employees and representatives were working in the International Services group. The International Services group provides marketing services to over 70 companies, government agencies and charitable organizations, including, alphabetically, Barclays Bank, Imperial Cancer Research Fund, Microsoft, Royal Mail and Zurich Municipal.

  The Company's International Services group provides a variety of targeted marketing services for its clients. The International Services group seeks to provide its clients with marketing services throughout the marketing cycle, from marketing campaign development through implementation. These services are identified by five functional areas, which are utilized to varying degrees depending on the client's need: consulting services, creative services, database management, teleservices and printed communications.

  The consulting services unit's goal is to become a partner in the direct marketing and customer development process of the International Services group's clients. The consulting services unit provides a wide variety of strategic, planning and management services, including creating strategic marketing plans, analyzing market information, defining target audiences, planning and purchasing media campaigns, and managing marketing campaigns. The creative services unit develops in conjunction with the client the ideas and content to execute the client's marketing campaign. The creative services unit's activities for a particular client might include the creation and execution of a direct mail campaign, the creation of insert or door drop pieces, the development of sales literature, videos or media advertising, or the development of new media applications, such as web sites and CD-ROMs.

  The database management unit builds and runs customer information systems, databases and direct marketing systems for the Company's International Services clients on dedicated computer hardware housed in the Company's International Services facilities. Approximately 100 employees work in database management. These databases have been used to support the Company's marketing efforts and to deliver direct mail pieces to targeted markets. With respect to direct mailings, the Company assumes responsibility for the editorial content and graphic design of the direct mail pieces, arranges for the mailings to be printed, executes the direct mail campaign and handles inbound responses to the mailings through its teleservices facilities. The responses to the direct mailings are input into the Company's demographic marketing database and provide leads for field sales and teleservices representatives.

  The Company's 200-work station call center in Bristol, England provides teleservices for its International Services clients. There are approximately 280 teleservices employees in the International Services group, of which 96 are full-time and 184 are part-time, giving a total full-time equivalent work force of 121 employees. Based on revenues for the six months ended June 30, 1997, approximately 75% of such services involved inbound teleservices, and 25% involved outbound teleservices. In contrast to the Direct Services teleservices unit, the International Services teleservices unit focuses more on customer assistance and follow-up than customer acquisition. The printed communications unit supports the marketing efforts of the International Services group through its printing capabilities. Less than half of the direct mail pieces, inserts, sales literature and other printed material developed by the International Services group is printed by the printed communications unit; the remaining material is printed either by outside vendors or the group's clients.

  The International Services group has also developed new marketing and database analysis products in response to client demands. Its database analysis software permits the management and analysis of client's marketing and customer databases in a desktop environment.

COMPETITION

  The industry in which the Company operates is very competitive and highly fragmented. The Company competes with other outsourced marketing services firms. Many of the other firms offer a limited number of services within a limited geographic area, but there are several participants whose businesses tend to be national or international and offer a broad array of marketing services. The competitors include, listed alphabetically, Abacus Direct, CUC International, Ogilvy & Mather Direct, Quintiles Transnational, Sitel, WWAV Rapp Collins and Wunderman Cato Johnson. The Company believes that certain competitors may have capabilities and resources comparable to and in certain respects greater than those of the Company. The Company also competes with the internal marketing capabilities of its clients and potential clients as well as with providers of other forms of advertising and marketing media, such as radio and television. In addition, many of the Company's initial sources for names in its databases could also be available to a competitor wishing to develop a data delivery business.

  The Company believes that it competes primarily on the basis of its ability to provide clients with complete marketing solutions to their sales and marketing needs; its proprietary databases; its demonstrated ability to attract customers; its reputation for quality; price; its geographic presence with regard to field sales, information displays and sample packs; its creative and consulting expertise; and its technological expertise.

SEASONALITY

  Various aspects of the Company's business are subject to seasonal variation. However, the Company believes that the seasonality of the various aspects of its business are not coincident, such that on an aggregate basis the Company's business is not subject to significant seasonal variation.

REGULATION

  The Company's business conducted in the U.S. is subject to various federal and state laws and regulations. Certain portions of the Company's industry have become subject to an increasing amount of federal and state regulation in the past five years. The FCC rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The TCFAPA broadly authorizes the FTC to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. The Company believes its operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.

  A number of states have enacted or are considering enacting legislation to regulate telephone and door-to-door solicitations. For example, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer, and such a contract may be canceled within three business days. Other states require third-party verification for door-to-door solicitation.

  Several of the industries in which the Company's clients operate are subject to varying degrees of governmental regulation, particularly the telecommunications, pharmaceuticals and healthcare industries. Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

  One of the significant regulations of the FCC applicable to long distance carriers, such as AT&T (a Company client), prohibits the unauthorized switching of subscribers' long distance carriers, known in the industry as "slamming." A fine of up to $100,000 may be imposed by the FCC for each instance of slamming. In order to prevent unauthorized switches, federal law requires that switches authorized over the telephone, such as through the Company's teleservices, be verified contemporaneously by a third party. The Company believes its procedures comply with this third-party verification requirement.

  Third-party verification generally is not required for switches obtained in person, such as those obtained by members of the Company's Direct Services field sales force. The Company's training and other procedures are designed to prevent unauthorized switching. However, as with any field sales force, the Company cannot completely ensure that each employee will always follow the Company's mandated procedures. Accordingly, it is possible that employees may in some instances engage in unauthorized activities, including slamming. The Company investigates customer complaints reported to it by its telecommunications clients and reports the results to its clients. To the Company's knowledge, no FCC complaint has been brought against any of its clients as a result of the Company's services, although the Company believes that the FCC is examining the sales activities of long distance telecommunications providers, including the Company's clients and the activities of outside vendors, such as the Company, used by such providers. If any complaints were brought, the Company's client might assert that such complaints constituted a breach of its agreement with the Company and, if material, seek to terminate the contract. Any termination by AT&T would be likely to have a material adverse effect upon the Company's business. If such complaints resulted in fines being assessed against a client of the Company, the client could seek to recover such fines from the Company. Any amounts recovered from the Company would reduce the Company's net income.

  In connection with the handling and distribution of samples of pharmaceutical products, the Medical Services group is subject to regulation by its clients, the Prescription Drug Marketing Act of 1987 and other applicable federal, state and local laws and regulations in the United States and certain regulations of the United Kingdom and European Union. Pharmaceutical companies and the health care industry in general are subject to significant U.S. federal and state and European regulation. In particular, regulations affecting the pricing or marketing of pharmaceuticals could make it uneconomic or infeasible for pharmaceutical companies to market their products through medical marketing detailers. Other changes in the domestic and international regulation of the pharmaceutical industry could also have a material adverse effect on the Medical Services group.

  Two bills introduced in the last session of Congress included provisions requiring parental consent to any sale of lists of minors. Though neither of these bills was reported out of committee, there can be no assurance that similar legislation will not be passed in the future at the federal or state level. Any substantial legal restriction on the use or sale of marketing lists could have a material adverse effect on the Company's results of operations.

  The uncertainty of the regulatory environment is increased by the fact that the Company generates and receives data from many sources. As a result, there are many ways both domestic and foreign governments might attempt to regulate the Company's use of its data. Any such restriction could materially adversely affect the Company's financial condition and results of operations.

  The services offered by the International Services group may be subject to certain regulations of the U.K. and the European Union, including regulations relating to inbound and outbound teleservices, advertising content, promotions of financial products, activities requiring customers to send money with mail orders and the maintenance and use of customer data held on databases. In addition, the printing facility utilized by the International Services group is also subject to certain environmental regulations regarding the storage and disposal of certain chemicals involved in the printing process. The Company believes that the International Services group is substantially in compliance with applicable regulations. There can be no assurance, however, that additional U.K. or European Union legislation, or changes in the regulatory implementation, would not limit the activities of the International Services group or significantly increase the cost of regulatory compliance.

EMPLOYEES

  As of July 31, 1997, the Company used the services of over 5,400 full and part-time employees and representatives. Approximately 50 employees in the International Services group, primarily in the International Services print shop unit, are covered by a collective bargaining agreement with the Graphical Paper and Media Union which expires on April 24, 1998. Except at Brann, the Company has never experienced a work-related stoppage, and Brann has not experienced a work-related stoppage for more than 20 years. The Company believes its relations with its employees, both unionized and nonunionized, are satisfactory.

PROPERTIES

  The Company's corporate headquarters are located in Bethesda, Maryland in leased facilities consisting of approximately 68,800 square feet of office space. The term of the lease, as amended, expires in November 2002 with respect to substantially all of the space. The Company leases approximately 35,400 square feet of office space in Rockville, Maryland, and this location includes 329 call stations. The Company also leases facilities for the Medical Services group in New York City and Reading, U.K., for the Data Delivery Services group in Mineola, New York, for the Media and Sampling Services group in Glenview, Illinois, Flemington, New Jersey and Frederickson, Missouri and for its field sales offices.

  Bounty is headquartered in Diss, England, where it owns an office and warehouse complex. Bounty also owns land next to the Diss facility, which can be used for expansion.

  The International Services group, located in England, conducts its operations principally out of three facilities in Cirencester and one facility in Bristol. In Cirencester, the Company owns two facilities which are primarily used for office space and also as warehouse space. The other facility in Cirencester is leased with a term extending to June 2007, except for certain office space and a garage which are leased with terms expiring in April or September 1998. The Bristol facility is leased for a period expiring in September 2014, with an option to terminate upon 12 months notice by the Company in 2009.

  The Company believes that its current facilities are adequate for its current operations.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation incidental to its business. In the opinion of the Company, no pending or threatened litigation of which the Company is aware has had or is expected to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company. Each of the directors serves for a term of one year and has served on the Company's Board since 1996.

          NAME                    AGE(1)                POSITION
          ----                    ------                --------
   Daniel M. Snyder..............   32   Chairman of the Board of Directors and
                                          Chief Executive Officer
   Michele D. Snyder.............   35   Vice Chairman, President, Chief
                                          Operating Officer and Director
   A. Clayton Perfall............   38   Chief Financial Officer and Director
   Mortimer B. Zuckerman.........   60   Director
   Fred Drasner..................   54   Director
   Philip Guarascio..............   55   Director
   Mark E. Jennings..............   35   Director
   David B. Pauken...............   35   Chief Accounting Officer

--------
(1) At August 1, 1997.

  Daniel M. Snyder, Chairman of the Board and a founder of the Company, has served as Chief Executive Officer of the Company and its predecessors since the Company was founded in 1987, and served as President of the Company until May 1997.

  Michele D. Snyder, a founder of the Company, has been with the Company since its inception, and currently serves as the Vice Chairman, President, Chief Operating Officer and a director of the Company. Ms. Snyder is Mr. Snyder's sister.

  A. Clayton Perfall has served as Chief Financial Officer and a director of the Company since September 1996. Prior to joining the Company, Mr. Perfall spent fifteen years with Arthur Andersen. During his tenure as a partner with Arthur Andersen, Mr. Perfall had a wide range of responsibilities within the Washington, D.C., Baltimore, Maryland and Richmond, Virginia marketplaces, including responsibility for the firm's Structured Finance and Financial Products tax practice and responsibility for its Business Valuation Services Group. Mr. Perfall was a key participant in the development of Arthur Andersen's business strategies, the hiring of its professional staff and the development and marketing of its services.

  Mortimer B. Zuckerman, a director of the Company, has been the Chairman of Boston Properties, Inc., a national real estate development and management company, since 1970. He has been the Chairman of USN and Editor-in-Chief of U.S. News & World Report since 1985, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, Chairman of The Atlantic Monthly Company since 1980 and Chairman of the Board of Directors of Applied Graphics Technologies, Inc. since April 1996.

  Fred Drasner, a director of the Company, has been the Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, the President of USN from 1985 to February 1997 and Chief Executive Officer of USN since 1985, the Chairman and Chief Executive Officer of Applied Graphics Technologies, Inc. since April 1996, the Chief Executive Officer of Applied Printing Technologies, L.P. since 1986 and the Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company since 1986.

  Philip Guarascio, a director of the Company, has been a Vice President of General Motors since July 1994, where is he primarily responsible for worldwide advertising resource management, managing consolidated media placement efforts and working with General Motors' North American Operations vehicle divisions to increase marketing effectiveness and efficiency. Mr. Guarascio also manages corporate image advertising activities and oversees GM Credit Card operations. Prior to his current position, from July 1992 to July 1994, Mr. Guarascio served as General Manager of Marketing and Advertising for General Motors' North American Operations. Mr. Guarascio joined General Motors in 1985 after 21 years with the New York advertising agency D'Arcy, Masius, Benton & Bowles (formerly, Benton & Bowles, Inc.). Mr. Guarascio is Chairman Emeritus of the Advertising Council and serves on the Executive Committee of that organization. He also serves on the boards of the Association of National Advertisers, the Women's Sports Foundation and the Ellis Island Restoration Commission.

  Mark E. Jennings, a director of the Company, has been a Managing Partner of Generation Partners L.P. since August 1995. Generation Partners L.P. is the managing general partner of Generation Capital Partners L.P., a $165 million investment partnership. Prior to August 1995, he was a Partner of Centre Partners L.P., an investment affiliate of Lazard Freres & Co., where he had been employed since 1987. From 1986 to 1987, Mr. Jennings was employed at Goldman, Sachs & Co. in its Corporate Finance Department. Mr. Jennings also serves on the boards of directors of The Johnny Rockets Group, Inc., Jeepers, Inc., LVI Holdings, Inc., Scientific Games, Inc. and Muzak Limited Partnership.

  David B. Pauken has served as Chief Accounting Officer of the Company since August 1996. Prior to joining the Company, from July 1984 to August 1996, Mr. Pauken served in various capacities at Arthur Andersen, most recently as a Senior Manager in the Washington, D.C. office. At Arthur Andersen, he was primarily responsible for management of financial statement audits of publicly traded companies, including Fortune 500 companies, as well as operational and financial consulting to various entities.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

  The Company's Board of Directors held one meeting during 1996. Each director of the Company (who served as such for the period during which the meeting was held) attended the meeting of the Board held in 1996, except Messrs. Guarascio and Jennings, who had recently been elected to the Board.

  The Board currently has a standing Audit Committee and a standing Compensation Committee.

  The Audit Committee, which was established in January 1997, currently consists of Messrs. Guarascio and Jennings. The Audit Committee is responsible for recommending to the Board the engagement of the Company's independent public accountants, reviewing with the independent public accountants the audit plan and the results of each audit engagement, reviewing the independence of the independent accountants, reviewing the range of audit and non-audit fees, reviewing the adequacy of the Company's internal accounting controls, and exercising oversight with respect to the Company's code of conduct and other policies and procedures regarding adherence to legal requirements.

  In March 1997, the Board appointed a Compensation Committee consisting of Messrs. Guarascio and Jennings. The Compensation Committee is responsible for establishing the salaries, bonuses and other compensation of the officers of the Company and its subsidiaries and for administering the Company's Stock Option Plan for all employees of the Company at or above the rank of Senior Vice President.

  Messrs. Guarascio and Jennings, the only directors who are not also employees or affiliates of the Company, each were granted options to purchase 25,000 shares of Common Stock upon their election to the Board, in lieu of directors' fees.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid to the Chief Executive Officer of the Company and to each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers") with respect to 1996. As a result of the New Acquisitions and the consequent expansion of the Company's business, certain individuals listed below as executive officers in 1996 are not considered executive officers of the expanded enterprise.

                                                                        LONG-TERM
                                                                      COMPENSATION
                                   ANNUAL COMPENSATION (1)               AWARDS
                             ----------------------------------- -----------------------
                                                       OTHER     SECURITIES     ALL
                                                       ANNUAL    UNDERLYING    OTHER
                                   SALARY   BONUS   COMPENSATION  OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   ($)      ($)        ($)         (#)         ($)
---------------------------  ---- -------- -------- ------------ ---------- ------------
Daniel M. Snyder.........    1996 $300,000 $100,000     --            --        --
 Chairman and Chief
  Executive Officer
Michele D. Snyder........    1996  200,000  100,000     --            --        --
 Vice Chairman, President
  and Chief Operating
  Officer
Terry Bateman............    1996  175,000  125,000     --        100,000       --
 General Manager of Media
  and Sampling
Mitchell N. Gershman.....    1996  142,174   50,000     --        100,000       --
 Senior Vice President of
  Operations
Susan L. Marentis........    1996  138,077  200,904     --         75,000       --
 Senior Vice President of
  Marketing

--------
(1) The Company was organized in June 1996 to be the holding company for the Partnership. Prior to the Reorganization, compensation paid to such Named Executive Officers was paid by the Partnership. See "Certain Transactions." The above compensation table excludes a former executive officer of the Partnership, who was never an executive officer of the Company.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with each of the executive officers named in the Summary Compensation Table above. The Company's employment agreements with each of Mr. Bateman, Mr. Gershman and Ms. Marentis provide that the Company will employ each such executive officer on an "at will" basis. The base salary for each such executive officer for 1996 was: Mr. Bateman--$175,000, Mr. Gershman-- $200,000, and Ms. Marentis-- $150,000. The employment agreements between the Company and Mr. Bateman, Mr. Gershman and Ms. Marentis also provide for incentive bonuses based on attaining specific performance criteria. These agreements also include a non-competition commitment during the term of the agreement and for a period of 18 months after termination of the agreement and contain non-solicitation of employee provisions and assignment of work product agreements. In addition, the Company agreed to grant to each such executive officer non-qualified stock options to acquire Common Stock.

  The Company also has entered into employment agreements with Mr. Snyder and Ms. Snyder, which became effective in September 1996 and are for a term of three years, unless sooner terminated as provided in the agreements. The agreements provide that the 1996 base salaries for Mr. Snyder and for Ms. Snyder were $300,000 and $200,000, respectively. Each of the agreements with Mr. Snyder and Ms. Snyder also provides for an incentive bonus based on attaining performance criteria to be established by the Compensation Committee or the Board, and includes a non-competition commitment during the term of the agreement, a confidentiality commitment, a non-solicitation of employee provision, and an assignment of work product agreement.

  The Company also has entered into employment agreements with each of its other executive officers. These agreements generally include certain non-competition agreements, confidentiality commitments, non-solicitation of employee provisions and assignment of work product agreements.

STOCK OPTION GRANTS IN 1996

  The following table sets forth information concerning all stock options granted during 1996 to the Named Executive Officers. No stock options were awarded to Mr. Snyder or Ms. Snyder during 1996. As of June 30, 1997, the Company had not granted any stock appreciation rights or restricted stock awards. None of the Named Executive Officers exercised any options during 1996.

                                                                               POTENTIAL
                                                                              REALIZABLE
                                                                               VALUE AT
                                        INDIVIDUAL GRANTS                       ASSUMED
                         -----------------------------------------------        ANNUAL
                                     PERCENT OF                             RATES OF STOCK
                          NUMBER OF    TOTAL                                     PRICE
                         SECURITIES   OPTIONS                              APPRECIATION FOR
                         UNDERLYING  GRANTED TO  EXERCISE OR                OPTION TERM (4)
                           OPTIONS   EMPLOYEES   BASE PRICE   EXPIRATION ---------------------
                         GRANTED (1)  IN 1996   ($/SHARE) (2)  DATE (3)      5%        10%
                         ----------- ---------- ------------- ---------- ---------- ----------
Terry Bateman...........   100,000      2.4%       $17.00       9/4/06   $1,069,121 $2,709,362
Mitchell N. Gershman....   100,000      2.4         17.00       9/4/06    1,069,121  2,709,362
Susan L. Marentis.......    75,000      1.8         17.00       9/4/06      801,841  2,032,022

--------
(1) One fourth of each option vests on each of the first, second, third and fourth anniversary of the option grant date.
(2) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date, or in a combination of cash and shares.
(3) The term of each option may not exceed ten years.
(4) The hypothetical potential appreciation shown in these columns reflects the required calculations at annual assumed appreciation rates of 5% and 10%, as set by the Securities and Exchange Commission, and therefore is not intended to represent either historical appreciation of the Common Stock or the Company's estimate or projection of future Common Stock prices.

  The Company was organized in June 1996 to be the holding company for the Partnership. Prior to the Reorganization, compensation paid to such Named Executive Officers was paid by the Partnership. See "Certain Transactions." The above compensation table excludes a former executive officer of the Partnership, who was never an executive officer of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to March 1997, the Company's Board had not appointed a Compensation Committee. Accordingly, during 1996, the Board was responsible for the establishment of the general compensation policies of the Company.

  Throughout 1996 and to the date of this Prospectus, Daniel M. Snyder, the Chairman and Chief Executive Officer of the Company, and Michele D. Snyder, the Vice Chairman, President and Chief Operating Officer of the Company, also served as directors of the Company. A. Clayton Perfall, the Chief Financial Officer of the Company was elected as a director of the Company in September 1996, and continues to serve as such to the date of this Prospectus. Finally, Brian Benhaim, formerly Senior Vice President of Corporate Development, also served as a director of the Company from September 1996 through January 1997. Each of these executive officers absented himself or herself from all discussions relating to, and abstained from voting on, resolutions concerning his or her own compensation.

  In addition, Mortimer B. Zuckerman and Fred Drasner also have served as directors of the Company since September 1996. Mr. Zuckerman and Mr. Drasner are the beneficial owners of USN, the original limited partner of the Partnership, and beneficially own U.S. News & World Report. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

  The following is a description of certain transactions between the Company and each of its directors, executive officers, entities beneficially owned by its executive officers or directors, security holders known to the Company to own beneficially or of record more than 5% of the outstanding Common Stock and any family members of the foregoing.

  Reorganization. The Company was organized in June 1996 to be the holding company for the Partnership. USN, which is beneficially owned by Mortimer B. Zuckerman and Fred Drasner, was a limited partner of the Partnership. SMS, the Company beneficially owned in part by Daniel M. Snyder, Chairman and Chief Executive Officer of the Company, and Michele D. Snyder, Vice Chairman, President and Chief Operating Officer of the Company, was the corporate general partner of the Partnership. On September 24, 1996, the Company consummated the Reorganization, pursuant to which the Company acquired all of the limited partnership interests of the Partnership and all of the issued and outstanding common stock of SMS. In the Reorganization, each 1% interest in the Partnership was exchanged, directly by the limited partners of the Partnership or indirectly by the stockholders of SMS, for 294,584 shares of Common Stock. In the Reorganization, 29,458,400 aggregate shares of Common Stock were issued in exchange for 100% of the Partnership.

  Prior to the Reorganization, the Partnership distributed to its partners in one or more distributions its then cash balance, and SMS distributed to its stockholders its then cash balance. The amount of the distributions during 1996 totaled $18.7 million, of which approximately $2.7 million was a non-cash distribution. Such distributions were made as a return to the partners on their respective investments and to allow them to pay their income tax liability. The former partners of the Partnership and the former stockholders of SMS were liable for income tax payable with respect to the Company's operations for periods prior to the consummation of the Reorganization.

  Investment in Snyder Communications, L.P. On May 18, 1995, the Partnership Agreement of the Partnership was amended to admit certain new investors as limited partners. Concurrently with the amendment, the Partnership entered into the Debenture and Partnership Interest Purchase Agreement and issued to such new investors debentures with a face amount of $6.0 million. At that date, the new investors purchased an aggregate 3% limited partnership interest in the Partnership and, concurrently, USN purchased an additional 3.15% limited partnership interest in the Partnership. A portion of the proceeds from the issuance of the debentures was distributed to USN to repay its capital contributions in the amount of $297,773 and to repay a note to USN in the amount of $2,606,151. Another portion of the proceeds of such issuance was distributed to SMS and to USN in a special cash distribution in the amounts of $1,450,000 and $1,050,000, respectively. The remaining proceeds were used for general corporate purposes.

  Related Party Lending. During 1995, SMS advanced to Gerald S. Snyder, a former stockholder in the Company and Daniel M. Snyder's and Michele D. Snyder's father, $2,725,000, evidenced by a non-interest bearing loan secured by all of Gerald S. Snyder's then-owned stock in SMS. SMS distributed the obligation, in-kind, to the stockholders of SMS, pro rata on June 30, 1996.

  Services. The Company produces a WallBoard(R) sponsored by U.S. News & World Report, a publication beneficially owned by Messrs. Zuckerman and Drasner, directors of the Company. The agreement between USN and the Company provides that USN will provide the Company with the use of editorial content from U.S. News & World Report for WallBoards(R) at airports for private aircraft nationwide in exchange for U.S. News & World Report being included as one of the sponsors in this program. The arrangement is terminable by either party upon 30 days notice. This WallBoards(R) program commenced in July 1995. Revenues earned by the Company from sponsors of this WallBoards(R) program other than U.S. News & World Report were approximately $850,000 during 1995 and $2,515,050 during 1996.

  Related Party Leases. The Company leases its Bethesda, Maryland headquarters from a limited partnership controlled by Boston Properties, Inc., a company that was beneficially owned by Mr. Zuckerman, a director of the Company, until the completion of Boston Properties' initial public stock offering in July 1997. Mr. Zuckerman is Chairman of Boston Properties and continues to be the owner of 16.4% of Boston Properties' common stock. The amounts paid to Boston Properties during 1994, 1995 and 1996 were $355,483, $771,855 and $1,125,542, respectively. Such space is used as the corporate headquarters for the Company. The Company believes that the terms of the lease at the time the lease was entered into were no less favorable than those that could be obtained from another lessor. The Company periodically uses a corporate airplane of a company owned by Daniel M. Snyder, the Company's Chairman and Chief Executive Officer, at a cost of $.82 per mile. The Company believes that such amount is no more than it would generally be charged for travel on commercial airlines. For the six months ended June 30, 1997, payments from the Company with respect to the airplane totaled approximately $66,000.

  Service Arrangement With Applied Graphics Technologies, Inc. The Company is currently contemplating entering into an agreement with Applied Graphics Technologies, Inc. ("AGT") pursuant to which AGT will provide the Company with prepress services. Prepress services from AGT may be used by the Company in connection with WallBoards(R) advertising it is providing to USN under a separate agreement between the Company and USN. Messrs. Zuckerman and Drasner, directors of the Company, are the beneficial owners of USN and of approximately 62.5% of the common stock of AGT. In addition, Mr. Zuckerman is the Chairman of USN, Editor-in-Chief of U.S. News & World Report, and Chairman of the Board of Directors of AGT, and Mr. Drasner is the Chief Executive Officer of USN and Chairman and Chief Executive Officer and a director of AGT.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding the beneficial ownership of shares of Common Stock as of June 30, 1997, and as adjusted to reflect the sale of the shares of Common Stock in the Offerings, by (a) all persons who beneficially own 5% or more of the outstanding stock, (b) each of the Company's directors, (c) each of the Named Executive Officers and (d) all directors and executive officers as a group. If the over-allotment options are exercised, it is currently expected that C.E.M.D.S., LLC ("C.E."), a limited liability company of which Michele D. Snyder is the beneficial owner, and College Marketing, a limited partnership of which Mortimer B. Zuckerman, the MBZ Trust of 1996 and Fred Drasner are the beneficial owners, will participate as Over-Allotment Selling Stockholders.

                                SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                 OWNED PRIOR TO THE      OWNED AFTER THE
                                    OFFERINGS(2)           OFFERINGS(2)
                                ----------------------------------------------
    NAME OF BENEFICIAL OWNER(1)   NUMBER     PERCENT     NUMBER     PERCENT
    --------------------------- ------------ ---------------------- ----------
Daniel M. Snyder(3)(6)........    10,047,124    21.6%    10,047,124    20.5%
Michele D. Snyder(3)(6).......     3,586,711     7.7      3,586,711     7.3
Mortimer B. Zuckerman and MBZ
 Trust of 1996(4).............     6,860,236    14.7      5,760,236    11.8
Fred Drasner(5)(6)............     2,350,606     5.0      2,350,606     4.8
Philip Guarascio..............           --       --            --      --
Mark E. Jennings..............         4,600       *          4,600       *
A. Clayton Perfall(7) ........       250,000       *        250,000       *
Terry Bateman(7)..............        29,600       *         29,600       *
Mitchell N. Gershman(7).......        29,600       *         29,600       *
Susan L. Marentis(7)..........        18,750       *         18,750       *
All directors and executive
 officers as a group
 (11 persons)(8)..............    23,187,427    49.8     22,087,427    45.2

--------
 * Less than 1%.
(1) Unless otherwise specified, the address of each of the persons in the table above is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.
(2) Based upon 46,554,920 shares of Common Stock outstanding before the Offerings and 48,904,920 shares outstanding after the Offerings. Unless otherwise indicated, each named owner has the sole voting power and investment power over the shares set forth.
(3) Includes 3,675,000 shares held by Endowment, a limited liability company owned by Daniel M. Snyder and Michele D. Snyder. Mr. Snyder and Ms. Snyder share voting and investment control of the shares held by Endowment. Also includes Ms. Snyder's beneficial ownership of 244,739 shares held by C.E. The address of Endowment and C.E. is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.
(4) Includes shares held by College Marketing, a limited partnership in which a corporation is the general partner and Fred Drasner is a limited partner. One-third of the shares of such corporate general partner are owned by Mortimer B. Zuckerman and two-thirds of such shares are owned by the MBZ Trust of 1996, for which an outside person acts as the Trustee. Does not include 1,225,303 shares held by College Marketing, that are beneficially owned by Mr. Drasner. See Note 5. Mr. Zuckerman's address is 599 Lexington Avenue, Suite 1300, New York, New York 10022. The address of MBZ Trust of 1996 is c/o Boston Properties, 8 Arlington Street, Boston, Massachusetts 02116. The address of College Marketing is 599 Lexington Avenue, Suite 1300, New York, New York 10022.
(5) Consists of (i) 325,303 shares owned by Mr. Drasner in his individual capacity and over which he exercises sole voting and investment discretion, (ii) 1,225,303 shares beneficially owned by Mr. Drasner as a result of his limited partnership interest in College Marketing and (iii) 800,000 shares beneficially owned by Mr. Drasner as a result of his ownership of Sutton. Mr. Drasner's address is 450 West 33rd Street, New York, New York 10001.

(6) Concurrently with, but not conditioned upon, the completion of the Offerings, Endowment, Sutton, College Marketing and Roberts intend to enter into a forward purchase contract (the "Contract") with the Snyder STRYPES Trust, a Delaware business trust (the "Trust"). Pursuant to the Contract each such stockholder will be obligated to deliver to the Trust certain shares of Common Stock owned by such stockholder, or cash with the value thereof, three years from the date of the Contract. To the extent that the value of the Common Stock appreciates between the date of the Contract and the sale date, the sale requirement is reduced pursuant to a formula contained in the Contract. Prior to any such sales, the stockholders will retain voting and dividend rights with respect to the shares that are the subject of the Contract. Pursuant to the Contract, Endowment may deliver up to 3,100,000 shares of Common Stock, Sutton may deliver up to 700,000 shares, College Marketing may deliver up to 300,000 shares and Roberts may deliver up to 400,000 shares in satisfaction of their respective obligations under the Contract, assuming no exercise of the over-allotment option in the STRYPES offering.
(7) Includes shares of Common Stock issuable upon exercise of currently exercisable options or options exercisable within 60 days of the date of this Prospectus.
(8) If the over-allotment options are exercised in full, the directors and executive officers as a group will beneficially own 21,042,688 shares (43.0%) after the Offerings.

                             SELLING STOCKHOLDERS

  The following tables set forth certain information regarding the beneficial ownership of shares of Common Stock as of September 16, 1997, and as adjusted to reflect the sale of the shares of Common Stock in the Offerings, by the Selling Stockholders. The first table shows the number of shares beneficially owned and offered hereby by category of Selling Stockholder and for all of the Selling Stockholders as a group. The second table sets forth this information in detail for each of the Selling Stockholders and for all of the Selling Stockholders as a group. All of the Selling Stockholders are either (i) persons who acquired shares as a result of the New Acquisitions, (ii) non-employee, former investors in the Company's predecessor or (iii) a former employee of the Company who will acquire shares upon the exercise of stock options issued under the Company's 1996 Stock Incentive Plan. The Selling Stockholders designated by footnote (3) to the second table acquired their shares of Common Stock upon exercise of options originally granted for the purchase of Brann stock, which options were exchanged by the Company for options to purchase Common Stock when the Company acquired Brann. If the over-allotment options are exercised, it is currently expected that C.E., a limited liability company of which Michele D. Snyder is the beneficial owner, and College Marketing, a limited partnership of which Mortimer B. Zuckerman, the MBZ Trust of 1996 and Fred Drasner are the beneficial owners, will participate as Over-Allotment Selling Stockholders. Pursuant to the U.S. Purchase Agreement and the International Purchase Agreement, the Over-Allotment Selling Stockholders have granted to the Underwriters options to purchase an aggregate of up to 244,739 shares of Common Stock from C.E. and 900,000 shares from College Marketing.

                          NUMBER OF SHARES                    NUMBER OF SHARES    PERCENT
                         BENEFICIALLY OWNED                  BENEFICIALLY OWNED    OWNED
       CATEGORY             PRIOR TO THE    NUMBER OF SHARES     AFTER THE       AFTER THE
 OF BENEFICIAL OWNER         OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS(1)
 -------------------     ------------------ ---------------- ------------------ ------------
Brann...................      2,739,882        1,369,933         1,369,949           2.8%
MMD.....................      1,256,250          965,950           290,300            *
SCA.....................      1,549,172          774,586           774,586           1.6
Bounty..................      1,273,791        1,071,126           202,665            *
Other Stockholders......      8,585,539        1,600,000         6,985,539          14.3
                             ----------        ---------         ---------          ----
  Total.................     15,404,634        5,781,595         9,623,039          19.7%
                             ==========        =========         =========          ====

--------
 * Less than 1%.
(1) Based upon 48,904,920 shares of Common Stock outstanding after the Offerings.

                           NUMBER OF SHARES                    NUMBER OF SHARES    PERCENT
                          BENEFICIALLY OWNED                  BENEFICIALLY OWNED    OWNED
NAME AND RELATIONSHIP       PRIOR TO THE     NUMBER OF SHARES     AFTER THE       AFTER THE
OF BENEFICIAL OWNER           OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS(1)
---------------------     ------------------ ---------------- ------------------ ------------
BRANN
-----
Christopher John
 Gater(2)...............       274,680           137,340           137,340             *
Alan Taylor Bigg(2).....       198,380            99,190            99,190             *
John Madoc Hansel(2)....        94,612            47,306            47,306             *
Paul Jonathan Ayle
 Kitcatt(2).............        33,572            16,786            16,786             *
Brenda Joyce
 Hawkins(2).............       213,640           106,820           106,820             *
Paul Anthony Burton
 Jenkins(2).............        24,416            12,208            12,208             *
Mrs. D. Gater(2)........        61,040            30,520            30,520             *
Michael J. Parker(2)....       201,432           100,716           100,716             *
Mrs. B.R. Parker(2).....        42,728            21,364            21,364             *
Mrs. C.P. Hansel(2).....        15,260             7,630             7,630             *
Mrs. C.M. Kitcatt(2)....        15,260             7,630             7,630             *
Royston Gary Goodwell
 Boss(2)................        79,352            39,676            39,676             *
Andrew McInally(2)......        39,676            19,838            19,838             *
ATB 1995 Settlement(2)..        30,520            15,260            15,260             *
Mrs. C.B. Taylor
 Bigg(2)................        15,260             7,630             7,630             *
Rosemary M. Lyon(2).....        24,416            12,208            12,208             *
John Gordon Wynn(2).....        30,520            15,260            15,260             *
C. Gater Settlement(2)..        30,520            15,260            15,260             *
3i Group plc(2).........       273,182           136,591           136,591             *
NatWest Ventures
 Investments
 Limited(2).............       819,546           409,773           409,773             *
A. Wright(3)............        48,832            24,416            24,416             *
P. Attaway(3)...........        30,520            15,260            15,260             *
C. Davidson(3)..........        12,208             6,104             6,104             *
A. Styler(3)............        12,208             6,104             6,104             *
J. Parsons(3)...........        12,208             6,104             6,104             *
H. Olsen(3).............         3,662             1,831             1,831             *
R. Bracewell(3).........         3,662             1,831             1,831             *
J. Fox(3)...............         6,104             3,052             3,052             *
K. Cullum(3)............         1,831               915               916             *
T. Beckett(3)...........         3,662             1,831             1,831             *
L. Ashman(3)............         1,831               915               916             *
J. Snedden(3)...........         1,831               915               916             *
C. Bromiley(3)..........         3,662             1,831             1,831             *
B. King(3)..............         3,052             1,526             1,526             *
A. Irons(3).............           915               457               458             *
D. Plotkin(3)...........           915               457               458             *
N. Reeve(3).............         1,831               915               916             *
D. Crosbee(3)...........         1,831               915               916             *
T. Kibble(3)............         1,220               610               610             *
K. Pembroke(3)..........         1,220               610               610             *
S. Dally(3).............           915               457               458             *
J. Brown(3).............           915               457               458             *
I. Robb(3)..............         6,104             3,052             3,052             *
D. Greenman(3)..........         1,831               915               916             *
C. Glaisyer(3)..........         1,831               915               916             *
E. Emerson(3)...........         1,831               915               916             *

                          NUMBER OF  SHARES                 NUMBER OF SHARES    PERCENT
                          BENEFICIALLY OWNED    NUMBER     BENEFICIALLY OWNED    OWNED
NAME AND RELATIONSHIP       PRIOR TO THE       OF SHARES       AFTER THE       AFTER THE
OF BENEFICIAL OWNER           OFFERINGS      BEING OFFERED     OFFERINGS      OFFERINGS(1)
---------------------     ------------------ ------------- ------------------ ------------
A. Thornton(3)..........          1,220             610             610             *
P. Chandler(3)..........            610             305             305             *
P. Pembroke(3)..........            610             305             305             *
D. Thomas(3)............            610             305             305             *
S. Priestnall(3)........          3,662           1,831           1,831             *
P. Ward(3)..............          6,104           3,052           3,052             *
S. Findlay(3)...........          6,104           3,052           3,052             *
S. Martin(3)............          6,104           3,052           3,052             *
D. Foster(3)............          4,578           2,289           2,289             *
M. Crooks(3)............          1,526             763             763             *
F. Maunder(3)...........          1,526             763             763             *
J. Hyde(3)..............          1,526             763             763             *
R. Wagstaff(3)..........          3,052           1,526           1,526             *
A. Claxton(3)...........          1,526             763             763             *
P. Blackburn(3).........          1,831             915             916             *
M. Horne(3).............          3,052           1,526           1,526             *
I. Johnston(3)..........          1,831             915             916             *
H. Vass(3)..............          3,052           1,526           1,526             *
R. Booth(3).............          3,052           1,526           1,526             *
A. Shrimpton(3).........          1,831             915             916             *
M. Beeching(3)..........          1,831             915             916             *
MMD
---
Andrew Arkin(4).........        451,500         406,350          45,150             *
Theodore Klein(4).......        353,250         153,250         200,000             *
Barbara Saltzman(5).....        406,500         361,350          45,150             *
Barbara Saltzman
 Charitable
 Foundation(6)..........         45,000          45,000             --            --
SCA
---
Steven M. Kaplan(7).....      1,549,172         774,586         774,586           1.6
BOUNTY
------
Sinclair Shepherd
 Stewart(8).............        128,004          53,842          74,162             *
Sinclair Stewart
 Interest in Possession
 Trust-1(9).............         20,320          20,320             --            --
Second Brown Shipley
 Fund(9)................        307,813         307,813             --            --
Second Brown Shipley
 Fund II(9).............         66,898          66,898             --            --
Roderick Hopewell-
 Smith(8)...............        185,405         169,232          16,173             *
The Allan Hayward
 Settlement of
 23/6/97(9).............         16,695          16,695             --            --
The Allan Hayward No. 2
 Settlement of
 27/6/97(9).............         59,632          59,632             --            --
Emmadin Trust(9)........         19,264          19,264             --            --
Paul D'Inverno
 Settlement(9)..........         41,798          41,798             --            --
Pearl Lynda Carter(8)...         48,013          48,013             --            --
Roger Edmund Graffy(8)..        111,125          76,326          34,799             *
Robert John Egleton(8)..        132,142          55,816          76,326             *
The Robert Egleton
 Settlement(9)..........         19,264          19,264             --            --

                          NUMBER OF SHARES                    NUMBER OF SHARES    PERCENT
                         BENEFICIALLY OWNED                  BENEFICIALLY OWNED    OWNED
NAME AND RELATIONSHIP      PRIOR TO THE     NUMBER OF SHARES     AFTER THE       AFTER THE
OF BENEFICIAL OWNER          OFFERINGS       BEING OFFERED       OFFERINGS      OFFERINGS(1)
---------------------    ------------------ ---------------- ------------------ ------------
Bounty Group Employee
 Share Scheme Trustee
 Limited(8).............         98,932           98,932               --            --
Holger Brandt(8)........         14,832           14,832               --            --
Nicholas Hopewell-
 Smith(8)...............          2,409            1,204             1,205             *
Carey Inge Egleton(8)...            415              415               --            --
Natalie Alexandra
 Egleton(8).............            415              415               --            --
Lucie Victoria
 Egleton(8).............            415              415               --            --
OTHER STOCKHOLDERS
------------------
Warren Woo(10)..........        500,000          500,000               --            --
College Marketing(11)...      8,085,539        1,100,000         6,985,539          14.3
                             ----------        ---------         ---------          ----
  Total.................     15,404,634        5,781,595         9,623,039          19.7%
                             ==========        =========         =========          ====

--------
 *  Less than 1%.
 (1) Based upon 48,904,920 shares of Common Stock outstanding after the Offerings.
 (2) Former shareholder of Brann.
 (3) Former optionholder of Brann.
 (4) Retired former shareholder of MMD.
 (5) Former shareholder of MMD.
 (6) The founder is a former shareholder of MMD.
 (7) Former shareholder of SCA.
 (8) Former shareholder of Bounty.
 (9) The settlor of the trust or settlement is a former shareholder of Bounty.
(10) Former employee of the Company. Shares to be issued upon exercise of options under the Company's 1996 Stock Incentive Plan.
(11) Former investor in the Company's predecessor. A limited partnership of which Mortimer B. Zuckerman, the MBZ Trust of 1996 and Fred Drasner are the beneficial owners.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Certificate of Incorporation of the Company authorizes the issuance of up to 120,000,000 shares of Common Stock, par value of $.001 per share. Upon completion of the Offerings, there will be 48,904,920 shares of Common Stock issued and outstanding. As of the date of this Prospectus, there are 46,554,920 shares of Common Stock outstanding.

  Holders of Common Stock ("Holders") are entitled to one vote per share for each share held of record on all matters submitted to a vote of the stockholders. Holders are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor. The Holders have no preemptive rights, cumulative voting rights, or rights to convert shares of Common Stock into any other securities, and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock of the Company are, and all shares issued in connection with the Offerings will be, fully paid and nonassessable.

PREFERRED STOCK

  The Certificate of Incorporation authorizes the Board of Directors to issue up to an aggregate of 5,000,000 shares of preferred stock (the "Preferred Stock"), to establish one or more series of Preferred Stock and to determine, with respect to each such series, the preferences, rights and other terms thereof. Upon completion of the Offerings, no shares of Preferred Stock will be outstanding and the Board of Directors has no present plans to issue any such shares.

CERTAIN CHARTER PROVISIONS

  Preferred Stock. The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights and other terms of such series. See "--Preferred Stock." The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs. The authorized shares of Preferred Stock, as well as shares of Common Stock, would be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no present intention to do so, it could, in the future, issue a series of Preferred Stock which, due to its terms, could impede a merger, tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests.

  Section 203 of the Delaware General Corporation Law. The Company is subject to the provisions of Section 203 of the DGCL (the "Antitakeover Law") regulating corporate takeovers. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed on the NYSE, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation, or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Antitakeover Law.

  Certain Other Provisions. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors. The Company's Bylaws provide that a stockholder holding, in the aggregate, not less than twenty-five percent of the Common Stock is permitted to call a special meeting of the stockholders.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

LISTING

  The Common Stock is listed on the NYSE under the symbol "SNC."

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

  Upon completion of the Offerings, there will be 48,904,920 outstanding shares of Common Stock. Of the outstanding shares, all of the 7,631,595 shares sold in the Offering (8,776,334 if the Underwriters' over-allotment options are exercised in full), as well as the 8,970,000 shares issued in the Company's initial public offering in September 1996, the 5,032,322 shares issued to the former stockholders of American List in July 1997, and 410,000 shares issued upon exercise of options pursuant to the Company's 1996 Stock Incentive Plan and not being offered hereby, will be eligible for sale in the public market without restriction under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act) will be subject to the resale limitations of Rule 144. The remaining 26,861,003 issued and outstanding shares of Common Stock were issued by the Company in reliance on an exemption from the registration provisions of the Securities Act. These shares of Common Stock are "restricted securities" within the meaning of Rule 144 and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exception from such registration requirement.

  In general, Rule 144 provides that any person (or persons whose shares are aggregated) to whom the Rule is applicable, including an affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period the number of shares that does not exceed the greater of (i) 1% of then outstanding shares of the Common Stock (approximately 489,049 shares after giving effect to the Offerings) and (ii) the reported average weekly trading volume of then outstanding shares of Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a two-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

  The Company, certain Selling Stockholders, the Over-Allotment Selling Stockholders and the Company's directors and executive officers have agreed, subject to certain exceptions for pledges and, in the case of the Company, the grant and exercise of employee stock options and the issuance of shares in connection with acquisitions as long as all executive officers, directors and other affiliates of the entity being acquired have agreed in writing to the restrictions set forth below, and the effecting of the STRYPES transaction described below, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options or a registration statement on Form S-4 to register shares issuable in connection with an acquisition), for a period of 90 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Merrill Lynch & Co.

  Concurrently with, but not conditioned upon, the completion of the Offerings, Endowment, Sutton, College Marketing and Roberts intend to enter into a forward purchase contract (the "Contract") with the Snyder STRYPES Trust, a Delaware business trust (the "Trust"). Pursuant to the Contract each such stockholder will be obligated to deliver to the Trust certain shares of Common Stock owned by such stockholder, or cash with the value thereof, three years from the date of the Contract. To the extent that the value of the Common Stock appreciates between the date of the Contract and the sale date, the sale requirement is reduced pursuant to a formula contained in the Contract. Prior to any such sales, the stockholders will retain voting and dividend rights with respect to the shares that are the subject of the Contract. Pursuant to the Contract, Endowment may deliver up to 3,100,000 shares of Common Stock, Sutton may deliver up to 700,000 shares, College Marketing may deliver up to 300,000 shares and Roberts may deliver up to 400,000 shares, assuming no exercise of the over-allotment option in the STRYPES offering.

REGISTRATION RIGHTS

  Upon completion of the Offerings, of the "restricted securities," Daniel M. Snyder will beneficially own 10,047,124 shares, Michele D. Snyder will beneficially own 3,586,711 shares, Mortimer B. Zuckerman and the MBZ Trust of 1996 will beneficially own 5,760,236 shares collectively, and Fred Drasner will beneficially own 2,350,606 shares, for an aggregate of 21,744,677 shares of Common Stock that will be beneficially owned by affiliates of Snyder (the "Affiliates"). The holding period limitations of Rule 144 applicable to the restricted securities held by these Affiliates will expire as of September 24, 1997. All of these shares are currently and will remain subject to the volume limitations of Rule 144 until such shares are registered under the Securities Act. In addition, Mr. Snyder was granted certain "demand" and "piggyback" registration rights and Ms. Snyder, Mr. Zuckerman and the MBZ Trust of 1996 and Mr. Drasner were also granted certain piggyback registration rights (collectively, the "Snyder Registration Rights") in connection with the shares of Common Stock held by each of them (the "Registrable Shares"). The Snyder Registration Rights grant Mr. Snyder and his assignees the opportunity to register all or any portion of their Registrable Shares and grant all of the Affiliates the right to have their Registrable Shares registered in connection with any registration by Snyder of shares of Common Stock or other securities substantially similar to the Common Stock. Mr. Snyder may exercise his demand registration rights no more than five times in total, and he has elected to exercise his first demand in connection with the STRYPES offering. Certain of the Affiliates have elected to register such number of their beneficially owned shares in connection with the Offerings as may be necessary to provide for the exercise of the Underwriters' over-allotment options, up to a maximum of 1,144,739 shares.

  In connection with the initial offering of shares of Common Stock, certain other holders of Common Stock, including Allen & Company Incorporated and certain other investors (collectively, the "1995 Investors"), as a group, were granted certain demand and piggyback registration rights with respect to 883,752 restricted shares of Common Stock of which 41,142 shares were sold in the initial public offering. These registration rights grant the 1995 Investors the opportunity to register all or any portion of the shares of Common Stock held by them in connection with any registration by the Company of shares of Common Stock or other securities substantially similar to Common Stock. The 1995 Investors may exercise their demand registration rights only once.

  The Company has granted to certain non-affiliate shareholders ("MMD Holders") certain demand and piggyback registration rights (collectively, the "MMD Registration Rights") with respect to 1,354,500 restricted shares issued in connection with the acquisition of MMD. The MMD Registration Rights grant MMD Holders the opportunity to register all or any portion of the Common Stock they hold pursuant to the acquisition, except that, in the case of demand registration, the Company is not obligated to file any registration statement for shares held by MMD Holders having less than a $5,000,000 aggregate offering price. The MMD Holders may exercise their demand registration rights only once and any request for registration must encompass at least 50% of the shares held by such persons. One of the MMD Holders has sold 98,250 restricted shares in a private transaction. Such shares will remain restricted securities in the hands of the purchaser. The MMD Holders have elected to register 965,950 shares of Common Stock for sale in the Offerings.

  The Company has granted to certain non-affiliate shareholders ("Brann Holders") certain demand and piggyback registration rights (collectively, the "Brann Registration Rights") with respect to 2,350,152 restricted shares issued in connection with the acquisition of Brann. The Brann Registration Rights grant the Brann Holders the opportunity to demand registration of 50% of the Common Stock issued in connection with the acquisition at any time 30 days after the publication of the combined operations of the Company and Brann, which occurred on

June 2, 1997 (the "Pooling Date"). The Brann Registration Rights also grant Brann Holders the right to demand registration of 100% of the Common Stock issued in connection with the acquisition any time after the first anniversary of the Pooling Date. One demand for registration can be made prior to the first anniversary of the Pooling Date, and one demand may be made after such date. Each such demand must include shares constituting at least 20% of all shares subject to the Brann Registration Rights. In addition, pursuant to the acquisition of Brann, the Company granted options to purchase 389,730 restricted shares of Common Stock to the option holders of Brann in exchange for their Brann options. Upon exercise of such options, which occurred on June 10, 1997, the resulting shares of Common Stock became subject to a one-year holding period under Rule 144, which will expire on June 10, 1998, at which time such shares of Common Stock may be transferred subject to the volume limitations of Rule 144. The two-year holding period imposed under Rule 144 expires on March 27, 1999, with respect to the shares issued to the former Brann Holders in connection with the acquisition and on June 10, 1999 with respect to shares of Common Stock issued upon the exercise of options held by the former Brann option holders, at which times such shares will be freely transferable. The Brann Holders have elected to register 1,369,933 shares of Common Stock for sale in the Offerings.

  The Company has granted to a non-affiliate shareholder (the "SCA Holder") certain demand and piggyback registration rights (collectively, the "SCA Registration Rights") with respect to 1,549,172 restricted shares issued in connection with the acquisition of SCA. The SCA Registration Rights grant the SCA Holder a one-time right to demand the registration of up to 50% of the Common Stock received by the SCA Holder in connection with the SCA acquisition. The SCA Holder also has the right to exercise piggyback registration rights with respect to up to 50% of such Common Stock. In no event can the SCA Holder require, through any combination of demand and piggyback registrations, the registration of more than 50% of the Common Stock received in the acquisition. The SCA Registration Rights may only be exercised during the period between (i) the date of publication of the financial results of the Company for the first full calendar month following the date of the SCA acquisition and (ii) July 15, 1998. The SCA Holder has elected to register 774,586 shares of Common Stock for sale in the Offerings.

  The Company has granted to certain non-affiliate shareholders (the "Bounty Holders") certain demand and piggyback registration rights (collectively, the "Bounty Registration Rights") with respect to 1,483,240 restricted shares issuable in connection with the acquisition of Bounty. The Bounty Registration Rights grant the Bounty Holders the right to demand the registration of up to 75% of the Common Stock received by all Bounty Holders in the acquisition. The Bounty Holders also have the right to exercise piggyback registration rights with respect to up to 75% of such Common Stock. In no event can the Bounty Holders require, through any combination of demand and piggyback registrations, the registration of more than 75% of the Common Stock received by all Bounty Holders in the acquisition. The Bounty Registration Rights may only be exercised during the period between (i) the date of publication of consolidated financial results of the Company which reflect at least 30 days of post-acquisition combined operations of the Company and Bounty and (ii) July 15, 1998. The Bounty Holders have elected to register 1,071,126 shares of Common Stock for sale in the Offerings.

  Certain of the foregoing registration rights are subject to cut-back provisions in connection with underwritten offerings, the ability of the Company to defer any requested filings pursuant to the exercise of demand registration rights for periods up to 120 days, and certain other customary conditions and limitations.

  In addition, the Company has registered under the Securities Act an aggregate of 6,100,000 shares of Common Stock reserved for issuance in connection with the Company's 1996 Stock Incentive Plan and an aggregate of 93,582 shares of Common Stock reserved for issuance under the American List Stock Option Plan. As of June 30, 1997, the Company has granted 5,094,800 options under the Company's 1996 Stock Incentive Plan, of which 1,210,000 options are vested and currently exercisable, and 93,582 options under the American List Stock Option Plan, all of which are currently exercisable. Of the 1,296,582 options currently exercisable, 500,000 options are held by a former employee of the Company and upon the exercise of said options, such shares of Common Stock will be sold in the Offerings. Upon exercise of the remaining 796,582 vested options, such shares will be freely transferable.

                 CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state or of the District of Columbia, or (iii) an estate or trust, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source. This discussion is based on current law and is for general information only. This discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

EFFECTIVELY CONNECTED INCOME

  In general, if the income earned by a Non-U.S. Holder with respect to the Common Stock (i.e., dividends payable with respect to the stock or gains from the disposition of such stock) is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, such income will be subject U.S. federal income tax on a "net income" basis in the same manner as if the Non-U.S. Holder were a resident of the United States. If certain tax treaties apply, taxation on a net income basis applies only if the income is attributable to a U.S. permanent establishment of the Non-U.S. Holder. A Non-U.S. Holder who is taxable on a net income basis with respect to dividend income can avoid having U.S. tax withheld on the dividend payment by filing certain forms, including Internal Revenue Service Form 4224.

  In addition to the regular U.S. federal income tax on the Non-U.S. Holder's U.S. net income, a Non-U.S. Holder that is a corporation may be subject to the U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments.

  The remainder of this section discusses the U.S. federal income tax consequences of income earned with respect to the Common Stock held by a Non-U.S. Holder assuming that such income is not effectively connected with the conduct of a U.S. trade or business (or, where an applicable tax treaty so provides, not attributable to a U.S. permanent establishment).

DIVIDENDS NOT EFFECTIVELY CONNECTED

  In general, dividends paid on the Common Stock to a Non-U.S Holder will be subject to United States withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Proposed Treasury regulations that have not been finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the Non-U.S. Holder's name and address and an official statement by the competent authority (as designated in the applicable treaty) in the foreign country attesting to the Non-U.S. Holder's status as a resident thereof. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. Under Treasury regulations and under recently enacted legislation, a Non-U.S. Holder that is a fiscally transparent entity may not be entitled to the benefit of a lower rate of withholding provided by an otherwise applicable tax treaty.

SALE OF COMMON STOCK NOT EFFECTIVELY CONNECTED

  In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the Non-U.S. Holder is a nonresident alien individual and holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition (subject to certain other conditions and limitations), (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes, or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market. Because the Company's Common Stock is listed on the NYSE, the Company believes that the Common Stock is "regularly traded" on an established market.

ESTATE TAX

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld with respect to each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements generally will apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

  The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

  Backup withholding is not an individual tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Montgomery Securities and Bear, Stearns & Co. Inc. are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders, the Over-Allotment Selling Stockholders and the U.S. Underwriters, and concurrently with the sale of 1,526,319 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        U.S. UNDERWRITER                                                SHARES
        ----------------                                               ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................   841,056
   Goldman, Sachs & Co. ..............................................   841,055
   Morgan Stanley & Co. Incorporated..................................   841,055
   Montgomery Securities..............................................   841,055
   Bear, Stearns & Co. Inc. ..........................................   841,055
   Allen & Company Incorporated.......................................   200,000
   Alex. Brown & Sons Incorporated....................................   200,000
   Hambrecht & Quist LLC..............................................   200,000
   Lazard Freres & Co. LLC............................................   200,000
   Oppenheimer & Co., Inc.............................................   200,000
   Robertson, Stephens & Company LLC..................................   200,000
   Smith Barney Inc. .................................................   200,000
   Wasserstein Perella Securities, Inc................................   200,000
   Cowen & Company....................................................   100,000
   Furman Selz LLC....................................................   100,000
   GS2 Securities, Inc. ..............................................   100,000
                                                                       ---------
        Total......................................................... 6,105,276
                                                                       =========

  The Company, the Selling Stockholders and the Over-Allotment Selling Stockholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Goldman Sachs International, Morgan Stanley & Co. International Limited, Montgomery Securities and Bear, Stearns International Limited are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 6,105,276 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 1,526,319 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the term and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.75 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Over-Allotment Selling Stockholders have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 915,791 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Over-Allotment Selling Stockholders also have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 228,948 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

  The Company, certain Selling Stockholders, the Over-Allotment Selling Stockholders and the Company's directors and executive officers have agreed, subject to certain exceptions for pledges and, in the case of the Company, the grant and exercise of employee stock options and the issuance of shares in connection with acquisitions as long as all executive officers, directors and other affiliates of the entity being acquired have agreed in writing to the restrictions set forth below, and the effecting of the STRYPES transaction described herein, not to, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing (other than a registration statement on Form S-8 to register shares issuable upon exercise of employee stock options or a registration statement on Form S-4 to register shares issuable in connection with an acquisition), for a period of 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The Company, the Partnership, the Selling Stockholders and the Over-Allotment Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect hereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of the Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Merrill Lynch has from time to time provided investment banking advisory services to the Company, for which it has received customary compensation, and may continue to do so in the future. Goldman, Sachs & Co. has from time to time provided investment banking advisory services to the Company, and may continue to do so in the future.

  Merrill Lynch Specialists Inc. ("MLSI"), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, a partnership including professional corporations, Washington, D.C. Debevoise & Plimpton, New York, New York, has acted as counsel for the Underwriters with respect to certain legal matters in connection with the Offerings.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, and the related schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to the operations of Brann and its subsidiaries and American List and its subsidiaries its opinion is based on the reports of other independent public accountants, namely Price Waterhouse, Chartered Accounts and Registered Auditors and Grant Thornton LLP. Insofar as the financial statements and related schedule referred to above relate to amounts included for American List or Brann they have been included herein in reliance upon the authority of those firms as experts giving said reports.

  The consolidated financial statements of Brann and its subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, have been audited by Price Waterhouse, Chartered Accountants, as set forth in its report thereon included herein.

  The consolidated financial statements of American List and its subsidiaries as of February 28, 1997 and February 29, 1996 and for each of the years in the three-year period ended February 28, 1997, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in its report thereon included herein.

                             AVAILABLE INFORMATION

  The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, as applicable to U.S. private issuers with securities registered thereunder, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has also filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered by this Prospectus, reference is made to reports previously filed with the Commission and to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof. The Registration Statement and the financial statements, exhibits and schedules thereto filed with the Commission, as well as other previously filed reports, may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements that are filed electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is listed on the NYSE, and reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
SNYDER COMMUNICATIONS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants.................................   F-2
Consolidated Balance Sheet as of December 31, 1995 and 1996, and June 30,
 1997 (unaudited)........................................................   F-3
Consolidated Statement of Income, including pro forma data, for the years ended December 31, 1994, 1995 and 1996, and for the six months ended
 June 30, 1996 and 1997 (unaudited)......................................   F-4
Consolidated Statement of Equity for the years ended December 31, 1994,
 1995 and 1996...........................................................   F-5
Consolidated Statement of Cash Flows for the years ended December 31,
 1994, 1995 and 1996, and for the six months ended June 30, 1996 and 1997
 (unaudited).............................................................   F-6
Notes to Consolidated Financial Statements...............................   F-8
BRANN HOLDINGS LIMITED
Report of Independent Accountants........................................  F-28
AMERICAN LIST CORPORATION
Report of Independent Certified Public Accountants.......................  F-29

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Snyder Communications, Inc.:

  We have audited the accompanying consolidated balance sheet of Snyder Communications, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of American List Corporation or Brann Holdings Limited included in the consolidated financial statements of the Company, which statements reflect total assets constituting 57 percent and 35 percent of the related consolidated totals as of December 31, 1995 and 1996, respectively, and revenues constituting 56 percent, 48 percent and 36 percent of the related consolidated totals in 1994, 1995 and 1996, respectively. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for American List Corporation or Brann Holdings Limited, is based solely upon the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snyder Communications, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996.

                                          Arthur Andersen LLP

Washington, D.C.
July 28, 1997

                          SNYDER COMMUNICATIONS, INC.

                           CONSOLIDATED BALANCE SHEET
                                    (NOTE 1)

                                              DECEMBER 31,           JUNE 30,
                                        -------------------------  ------------
                                           1995          1996          1997
                                        -----------  ------------  ------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
 Cash and equivalents.................  $14,341,442  $ 59,499,048  $ 38,868,839
 Marketable securities................    7,775,052     6,297,412     6,176,589
 Accounts receivable, net of allowance
  for doubtful accounts of $583,316,
  $988,211 and $1,485,808 at December
  31, 1995 and 1996 and June 30, 1997,
  respectively........................   26,717,738    31,216,002    50,145,209
 Unbilled services....................    1,567,016     3,823,609     3,324,821
 Other current assets.................    2,669,360     6,061,317     9,670,861
                                        -----------  ------------  ------------
 Total current assets.................   53,070,608   106,897,388   108,186,319
                                        -----------  ------------  ------------
Note and advances to stockholders.....    2,770,426           --            --
Property and equipment, net...........   17,301,594    23,645,603    28,038,757
Goodwill and other intangible assets..   15,616,354    16,048,688    20,426,156
Deposits and other assets.............    1,848,737     2,669,409       855,542
                                        -----------  ------------  ------------
 Total assets.........................  $90,607,719  $149,261,088  $157,506,774
                                        ===========  ============  ============
LIABILITIES AND EQUITY
Current liabilities:
 Lines of credit......................  $ 5,029,422  $  2,495,845  $    619,183
 Current maturities of long-term
  debt................................      709,587     3,346,690     2,112,300
 Accrued payroll......................    3,165,309     6,577,632     2,984,330
 Accounts payable.....................   13,075,382    16,979,286    14,674,216
 Accrued expenses.....................   15,011,124    20,645,972    38,773,089
 Unearned revenue.....................    2,704,682     5,676,707     8,674,240
 Distribution payable.................          --      1,087,734           --
                                        -----------  ------------  ------------
 Total current liabilities............   39,695,506    56,809,866    67,837,358
                                        -----------  ------------  ------------
Related party borrowings, net of cur-
 rent maturities......................   14,177,479    10,177,101     9,849,000
Deferred income taxes.................      334,087       180,888     2,773,120
Mandatorily redeemable preferred
 stock, held by related parties.......    4,596,793     6,305,584     1,162,000
Long-term obligations under capital
 leases...............................      461,247     2,053,702     2,068,294
Long-term debt, net of current maturi-
 ties.................................   10,118,042    10,259,559     3,281,600
                                        -----------  ------------  ------------
 Total liabilities....................   69,383,154    85,786,700    86,971,372
                                        -----------  ------------  ------------
Commitments and contingencies
Equity:
 Preferred stock, $.001 par value per
  share, 5,000,000 shares authorized,
  none issued and outstanding at De-
  cember 31, 1995 and December 31,
  1996................................          --            --            --
 Common stock 120,000,000 shares
  authorized, 14,073,679, 45,695,529
  and 46,057,078 shares issued at
  December 31, 1995, December 31, 1996
  and June 30, 1997, respectively.....       14,074        45,696        46,057
Additional paid-in capital............    8,539,599    50,583,558    66,516,155
Unrealized gain on marketable securi-
 ties.................................        4,687         3,747         3,443
Treasury Stock, at cost, 1,549,172,
 62,700 and 62,700 shares outstanding
 at December 31, 1995 and 1996 and
 June 30, 1997, respectively..........      (34,477)   (1,325,815)   (1,325,815)
Retained earnings.....................   14,077,327    14,323,106     5,161,281
Cumulative foreign currency transla-
 tion adjustment......................       73,685      (155,904)      134,281
Limited partners' deficit.............   (1,450,330)          --            --
                                        -----------  ------------  ------------
 Total equity.........................   21,224,565    63,474,388    70,535,402
                                        -----------  ------------  ------------
 Total liabilities and equity.........  $90,607,719  $149,261,088  $157,506,774
                                        ===========  ============  ============

The accompanying notes are an integral part of this consolidated balance sheet.

                          SNYDER COMMUNICATIONS, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                                    (NOTE 1)

                                                                        SIX MONTHS ENDED
                             FOR THE YEARS ENDED DECEMBER 31,               JUNE 30,
                          ----------------------------------------  --------------------------
                              1994          1995          1996          1996          1997
                          ------------  ------------  ------------  ------------  ------------
                                                                    (UNAUDITED)   (UNAUDITED)
Revenues................  $105,145,559  $169,642,573  $235,811,049  $106,340,926  $132,629,570
Operating expenses:
 Cost of services.......    61,176,678   106,993,220   161,387,226    73,302,856    86,862,270
 Selling, general and
  administrative
  expenses..............    21,075,685    30,960,091    48,115,551    21,768,051    28,035,396
 Compensation to stock-
  holders...............     4,169,179     7,709,274     2,223,321       906,153           --
 Acquisition costs......           --            --            --            --     16,181,134
                          ------------  ------------  ------------  ------------  ------------
Income from operations..    18,724,017    23,979,988    24,084,951    10,363,866     1,550,770
Interest expense,
 including amounts to
 related parties of
 $620,558, $1,375,202
 and $2,312,428 in 1994,
 1995 and 1996,
 respectively...........    (1,395,164)   (2,420,998)   (3,579,225)   (1,839,458)   (1,149,690)
Investment income ......       459,310       852,796     1,495,759       370,655     1,065,464
                          ------------  ------------  ------------  ------------  ------------
Income before taxes and
 extraordinary item.....    17,788,163    22,411,786    22,001,485     8,895,063     1,466,544
Income tax provision....     5,404,663     6,101,316     5,602,969     2,003,337     5,733,922
                          ------------  ------------  ------------  ------------  ------------
Income (loss) before ex-
 traordinary item.......    12,383,500    16,310,470    16,398,516     6,891,726    (4,267,378)
Extraordinary item, less
 applicable income taxes
 of $805,874............           --            --     (1,215,405)          --            --
                          ------------  ------------  ------------  ------------  ------------
Net income (loss).......  $ 12,383,500  $ 16,310,470  $ 15,183,111  $  6,891,726  $ (4,267,378)
                          ============  ============  ============  ============  ============
PRO FORMA INCOME (LOSS)
 DATA (UNAUDITED):
 Historical income
  before income taxes
  and extraordinary item
  as reported...........  $ 17,788,163  $ 22,411,786  $ 22,001,485  $  8,895,063  $  1,466,544
 Pro forma provision for
  income taxes..........     7,070,795     8,598,454     9,322,029     3,768,838     6,341,275
                          ------------  ------------  ------------  ------------  ------------
 Pro forma income (loss)
  before extraordinary
  item..................    10,717,368    13,813,332    12,679,456     5,126,225    (4,874,731)
 Extraordinary item,
  less applicable income
  taxes of $805,874 ....           --            --     (1,215,405)          --            --
                          ------------  ------------  ------------  ------------  ------------
 Pro forma net income
  (loss)................  $ 10,717,368  $ 13,813,332  $ 11,464,051  $  5,126,225  $ (4,874,731)
                          ============  ============  ============  ============  ============
 Pro forma income (loss)
  before extraordinary
  item per share........  $        .27  $        .33  $        .30  $        .12  $       (.11)
                          ============  ============  ============  ============  ============
 Pro forma net income
  (loss) per share......  $        .27  $        .33  $        .27  $        .12  $       (.11)
                          ============  ============  ============  ============  ============
 Shares used in
  computing pro forma
  per share amounts.....    39,910,638    41,483,645    42,744,398    41,227,789    45,518,326
 Pro forma fully diluted
  income (loss) before
  extraordinary item per
  share.................  $        .27  $        .33  $        .30  $        .12  $       (.11)
                          ============  ============  ============  ============  ============
 Pro forma fully diluted
  net income (loss) per
  share.................  $        .27  $        .33  $        .27  $        .12  $       (.11)
                          ============  ============  ============  ============  ============
 Shares used in
  computing pro forma
  fully diluted per
  share amounts.........    39,927,943    41,531,171    42,912,725    41,227,789    45,518,326

 The accompanying notes are an integral part of this consolidated statement of income.

                          SNYDER COMMUNICATIONS, INC.

                        CONSOLIDATED STATEMENT OF EQUITY
                                    (NOTE 1)

                                                                         FOREIGN     UNREALIZED
                                ADDITIONAL                  LIMITED     CURRENCY   GAIN (LOSS) ON
                       COMMON     PAID-IN     RETAINED     PARTNERS'   TRANSLATION   MARKETABLE    TREASURY
                        STOCK     CAPITAL     EARNINGS      DEFICIT    ADJUSTMENT    SECURITIES      STOCK        TOTAL
                       -------  -----------  -----------  -----------  ----------- -------------- -----------  -----------
Balance, December 31,
 1993, as previously
 reported............  $   500  $   138,342  $  (693,823) $(2,680,421)  $     --      $   --      $       --   $(3,235,402)
 Pooling of MMD,
  Inc................    1,355        7,140      985,162          --          --          --              --       993,657
 Pooling of American
  List...............    4,723       36,703   12,867,120          --          --          --              --    12,908,546
 Pooling of Sample
  Corporation of
  America............    3,098       (1,597)     106,226          --          --          --          (34,477)      73,250
                       -------  -----------  -----------  -----------   ---------     -------     -----------  -----------
Balance, December 31,
 1993, as Restated...    9,676      180,588   13,264,685   (2,680,421)        --          --          (34,477)  10,740,051
 Pooling of Brann
  Holdings Limited...    2,350      504,116          --           --          --          --              --       506,466
 Distributions and
  dividends..........      --           --    (4,563,843)                                                       (4,563,843)
 Foreign currency
  translation
  adjustment.........      --           --           --           --       46,740         --              --        46,740
 Unrealized loss on
  marketable
  securities.........      --           --           --           --          --      (11,833)            --       (11,833)
 Common stock
  dividend...........      472    6,884,888   (6,885,360)         --          --          --              --           --
 Exercise of stock
  options............        4       32,121          --           --          --          --              --        32,125
 Net income..........      --           --    11,113,559    1,269,941         --          --              --    12,383,500
                       -------  -----------  -----------  -----------   ---------     -------     -----------  -----------
Balance, December 31,
 1994................   12,502    7,601,713   12,929,041   (1,410,480)     46,740     (11,833)        (34,477)  19,133,206
 Pooling of Bounty
  Group Holdings
  Limited............    1,594      170,990   (5,007,918)         --          --          --              --    (4,835,334)
 Proceeds from sale
  of Partnership
  interest, net of
  income taxes of
  $815,000...........      --     1,221,361          --        13,639         --          --              --     1,235,000
 Distributions and
  dividends..........      --           --    (6,354,586)  (3,853,169)        --          --              --   (10,207,755)
 Foreign currency
  translation
  adjustment.........      --           --           --           --       26,945         --              --        26,945
 Unrealized gain on
  marketable
  securities.........      --           --           --           --          --       16,520             --        16,520
 Exercise of stock
  options............        6       62,178          --           --          --          --              --        62,184
 Purchase and
  retirement of
  treasury stock.....      (28)    (516,643)         --           --          --          --              --      (516,671)
 Net income..........      --           --    12,510,790    3,799,680         --          --              --    16,310,470
                       -------  -----------  -----------  -----------   ---------     -------     -----------  -----------
Balance, December 31,
 1995................   14,074    8,539,599   14,077,327   (1,450,330)     73,685       4,687         (34,477)  21,224,565
 Proceeds from
  Initial Public
  Offering...........    4,038   59,169,659          --           --          --          --              --    59,173,697
 Distributions and
  dividends..........      --           --   (20,371,479)  (8,612,050)        --          --              --   (28,983,529)
 Reorganization......   28,959  (15,558,415)   7,630,431    7,899,025         --          --              --           --
 Issuance of shares..      234      193,664          --           --          --          --              --       193,898
 Purchase and partial
  retirement of
  treasury stock.....   (1,674)  (2,767,884)     (32,929)         --          --          --       (1,291,338)  (4,093,825)
 Unrealized loss on
  marketable
  securities.........      --           --           --           --          --         (940)            --          (940)
 Exercise of stock
  options............       65    1,006,935          --           --          --          --              --     1,007,000
 Foreign currency
  translation
  adjustment.........      --           --           --           --     (229,589)        --              --      (229,589)
 Net income..........      --           --    13,019,756    2,163,355         --          --              --    15,183,111
                       -------  -----------  -----------  -----------   ---------     -------     -----------  -----------
Balance, December 31,
 1996................  $45,696  $50,583,558  $14,323,106  $       --    $(155,904)    $ 3,747     $(1,325,815) $63,474,388
                       =======  ===========  ===========  ===========   =========     =======     ===========  ===========

 The accompanying notes are an integral part of this consolidated statement of equity.

                          SNYDER COMMUNICATIONS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                    (NOTE 1)

                                                                       FOR THE SIX
                           FOR THE YEARS ENDED DECEMBER 31,       MONTHS ENDED JUNE 30,
                         --------------------------------------  -------------------------
                            1994          1995         1996         1996          1997
                         -----------  ------------  -----------  -----------  ------------
                                                                 (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss).....  $12,383,500  $ 16,310,470  $15,183,111  $6,891,726   $ (4,267,378)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
  Depreciation and
   amortization........    3,872,479     5,717,883    8,435,942   1,567,809      4,307,371
  Non cash charge from
   accelerated vesting
   of Brann Holdings
   options.............          --            --           --          --       9,096,899
  Loss on repayment of
   subordinated debt...          --            --     2,021,279         --
  Loss on disposal of
   assets..............          --        133,920      323,385         --         396,749
  Other non cash
   expenses............      234,037       220,743   (1,340,160) (1,005,528)      (228,496)
 Changes in assets and
  liabilities:
  Accounts receivable..   (3,316,572)   (7,842,979)  (4,131,943) (3,540,188)   (18,797,075)
  Unbilled services....   (2,212,878)      645,863   (2,256,593) (2,370,780)       498,787
  Deposits and other
   assets..............     (535,919)     (602,171)  (3,686,979) (3,427,881)       127,852
  Accrued payroll,
   accounts payable and
   accrued expenses....    6,663,696     7,037,034   11,696,126   7,173,930     10,933,451
  Unearned revenue.....      640,831        51,401    2,972,025   3,439,849      2,250,990
  Less impact from
   effect of differing
   year ends...........          --            --           --          --      (2,760,568)
                         -----------  ------------  -----------  ----------   ------------
   Net cash provided by
    operating
    activities.........   17,729,174    21,672,164   29,216,193   8,728,937      1,558,582
                         -----------  ------------  -----------  ----------   ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of Bounty
  Holdings Limited.....          --     (5,637,000)         --          --             --
 Purchase of Brann
  Limited..............   (3,498,948)          --           --          --             --
 Purchase of Good
  Neighbor Direct......          --            --           --          --      (4,148,790)
 Purchases of property
  and equipment........   (3,554,597)   (6,077,409)  (7,919,834) (2,037,419)    (7,588,796)
 Proceeds from sale of
  equipment............      173,648        96,099       63,322         --             --
 Sale (purchase) of
  marketable
  securities, net......   (1,959,812)     (605,313)   1,421,869     994,552        513,033
 Purchases of lists....   (1,075,410)   (2,010,184)  (1,974,336)   (362,898)      (343,311)
 Note and net advances
  to stockholders......       (5,657)   (2,764,769)         --          --             --
 Deferred license
  costs................     (600,000)          --           --          --             --
 Less impact from
  effect of differing
  year ends............          --            --           --          --        (446,167)
                         -----------  ------------  -----------  ----------   ------------
   Net cash used in
    investing
    activities.........  (10,520,776)  (16,998,576)  (8,408,979) (1,405,765)   (12,014,031)
                         -----------  ------------  -----------  ----------   ------------

                                                                   FOR THE SIX MONTHS
                          FOR THE YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                         -------------------------------------  -------------------------
                            1994         1995         1996         1996          1997
                         -----------  -----------  -----------  -----------  ------------
                                                                (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Repayment of long-term
  notes payable to
  limited partners and
  others................ $(9,305,977) $(3,241,968) $(1,359,897) $  (744,837) $        --
 Proceeds from issuance
  of subordinated
  debentures due to
  related parties.......         --     9,531,018      293,656    3,058,402           --
 Redemption of Brann
  Holdings, Ltd.
  preferred stock.......         --           --           --           --     (5,110,241)
 Redemption of Bounty
  Group preferred
  stock.................         --           --           --           --       (137,906)
 Proceeds from issuance
  of common stock.......      32,125       62,386          --           --            --
 Proceeds from sale of
  partnership interest..         --     2,050,000          --           --            --
 Tax effect of equity
  transaction...........         --      (815,000)         --           --            --
 Acquisition of common
  stock.................         --      (516,872)  (4,093,824)  (2,768,009)   (1,325,815)
 Debt issuance costs....    (180,774)    (603,873)         --           --            --
 Distributions and
  dividends.............  (5,392,354) (10,212,438) (25,169,997) (10,996,518)   (5,840,757)
 Repayment of
  subordinated
  debentures............         --           --    (6,900,000)         --            --
 Proceeds from
  mandatorily redeemable
  preferred stock.......   4,582,098          --     1,091,057          --            --
 Proceeds from line of
  credit borrowing......   7,768,800    1,599,157    1,958,910          --      2,591,498
 Repayment of line of
  credit borrowing......    (225,274)    (580,013)  (2,368,942)  (2,356,403)   (4,810,816)
 Repayment of note
  payable...............         --           --           --           --     (6,656,301)
 Payments on capital
  lease obligations.....    (674,820)    (693,285)    (655,092)     (26,786)     (677,066)
 Proceeds from long term
  debt..................         --     1,735,266      734,023          --            --
 Proceeds from exercise
  of options............         --           --       425,000        9,394     7,264,508
 Proceeds from common
  stock issuances,
  including Initial
  Public Offering.......     506,466          --    59,656,847          --            --
 Impact from effect of
  differing year ends...         --           --           --           --      3,704,306
                         -----------  -----------  -----------  -----------  ------------
   Net cash provided by
    (used in) financing
    activities..........  (2,889,710)  (1,685,622)  23,611,741  (13,824,757)  (10,998,590)
                         -----------  -----------  -----------  -----------  ------------
 Effect of exchange rate
  changes...............     242,682     (206,593)     738,651      (74,847)      823,830
NET INCREASE (DECREASE)
 IN CASH AND
 EQUIVALENTS............   4,561,370    2,781,373   45,157,606   (6,576,432)  (20,630,209)
CASH AND EQUIVALENTS,
 BEGINNING OF YEAR......   6,998,699   11,560,069   14,341,442   14,341,442    59,499,048
                         -----------  -----------  -----------  -----------  ------------
CASH AND EQUIVALENTS,
 END OF YEAR............ $11,560,069  $14,341,442  $59,499,048  $ 7,765,010  $ 38,868,839
                         -----------  -----------  -----------  -----------  ------------
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid for interest
  including dividends on
  mandatorily redeemable
  preferred stock....... $ 1,123,643  $ 1,845,052  $ 3,094,047  $ 1,342,212  $    981,256
 Cash paid for income
  taxes.................   5,026,630    6,737,210    7,570,464      845,796     2,838,215
SUPPLEMENTAL DISCLOSURE
 OF NONCASH ACTIVITIES:
 Equipment purchased
  under capital leases..     268,599      525,926    3,191,298      641,893           --
 Distribution of note
  receivable from
  stockholder to SMS
  stockholders..........         --           --     2,725,000    2,725,000           --
 Distribution payable...         --           --     1,087,734          --            --

 The accompanying notes are an integral part of this consolidated statement of cash flows.

                          SNYDER COMMUNICATIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS:

  On October 19, 1988, Collegiate Marketing and Communications, Inc., a Delaware corporation (the "General Partner"), and a Delaware limited partnership beneficially owned by Mortimer B. Zuckerman and Fred Drasner (the "Original Limited Partner") entered into a partnership agreement (the "Partnership Agreement") pursuant to the provisions of the Delaware Act, under the name Collegiate Marketing and Communications, L.P. (the "Partnership"). On September 1, 1989, the name of the Partnership was changed to Snyder Communications, L.P., and the name of the General Partner was changed to Snyder Communications, Inc. On May 18, 1995, the Partnership Agreement was amended to admit several new limited partners into the Partnership. On June 25, 1996, the name of the General Partner was changed to Snyder Marketing Services, Inc. ("SMS").

  Snyder Communications, Inc., a Delaware corporation, was incorporated on June 25, 1996, to continue the business operations of the Partnership. Snyder Communications, Inc., in conjunction with all of the existing partners in the Partnership, reorganized on September 24, 1996 (the "Reorganization"), upon the effectiveness of the initial public offering of its common stock.

  Prior to the Reorganization, SMS owned 63.85 percent of the Partnership and the limited partners owned the remaining 36.15 percent. The Reorganization resulted in the stockholders of SMS exchanging 100 percent of their SMS stock for stock of Snyder Communications, Inc. simultaneously with the limited partners exchanging their limited partnership interests in the Partnership for common stock of Snyder Communications, Inc. After consummation of the Reorganization, Snyder Communications, Inc. owns 100 percent of the stock of SMS and, directly and indirectly (through its ownership of SMS), 100 percent of the interests in the Partnership. In connection with the Reorganization, 29,458,400 shares of common stock were issued to the stockholders of Snyder Communications, Inc.

  Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities and operations of SMS, the Partnership and Snyder Communications, Inc., at their historical cost basis. Accordingly, the accompanying consolidated balance sheet as of December 31, 1995 and the consolidated financial statements for the years ended December 31, 1994 and 1995 include a combination of the accounts of SMS and the Partnership after elimination of all significant intercompany transactions. The accompanying consolidated financial statements as of and for the year ended December 31, 1996 include the consolidated accounts of Snyder Communications, Inc., SMS and the Partnership (the consolidated entity will be referred to herein as "SCI" or "Snyder Communications") after elimination of all significant intercompany transactions. Certain amounts previously presented have been reclassified to conform to the December 31, 1996 presentation.

  Snyder Communications provides outsourced marketing services. SCI designs and implements marketing programs for its customers utilizing field sales, teleservices, sponsored WallBoards(R) and product sampling. SCI's operations are conducted throughout the United States and in the United Kingdom.

  During 1997, SCI has acquired several companies in transactions which have been accounted for as pooling of interests for financial reporting purposes. The following is a summary of these transactions, as well as a brief description of the primary business of the acquired companies.

  MMD, INC.-- On January 6, 1997, SCI acquired MMD, Inc. ("MMD") in a merger transaction in which MMD became a wholly owned subsidiary of SCI. In this transaction, 966 shares of outstanding MMD common stock were converted into 1,354,500 shares of SCI common stock. MMD was incorporated under the laws of the state of New Jersey on December 7, 1982. MMD's principal business activity involves marketing medical

                          SNYDER COMMUNICATIONS, INC.

products for pharmaceutical companies, utilizing field sales, throughout the United States. MMD previously utilized an October 31 year-end. Concurrent with its merger with SCI, MMD changed its fiscal year-end to December 31 and restated its financial statements to conform to SCI's calendar reporting.

  BRANN HOLDINGS LIMITED--On March 27, 1997, SCI acquired Brann Holdings Limited ("Brann") in a share exchange transaction in which Brann became a wholly owned subsidiary of SCI. In this transaction, 339,000 shares of outstanding Brann common stock were converted into 2,350,152 shares of SCI common stock, while 63,850 Brann options, which were fully vested and immediately exercisable, were converted into 389,730 SCI options with similar terms. Brann, a United Kingdom ("U.K.") registered company, began operations on January 25, 1994 when it acquired all of the outstanding common stock of Brann Direct Marketing Limited through a management buy-out. On January 11, 1995, Brann Direct Marketing Limited changed its name to Brann Limited. Brann's principal business activities are planning, creating and delivering direct response marketing communications; marketing systems design and consultancy; print production services; and telephone and response management services, for companies involved in marketing, advertising and direct selling and services. Brann's operations are conducted throughout the United Kingdom.

  AMERICAN LIST CORPORATION--On July 11, 1997, SCI acquired American List Corporation ("American List") in a merger transaction in which American List became a wholly owned subsidiary of SCI. In this transaction, 4,414,318 shares of outstanding American List shares were converted into 5,032,322 shares of SCI common stock, while 82,090 American List options were converted into 93,583 SCI options with terms similar to the American List options prior to their conversion. American List, through its wholly-owned subsidiary, American Student List Company, Inc. ("ASL"), develops, maintains and markets databases of high school, college and pre-school through junior high school students in the United States. ASL rents lists to its customers derived from its database for use primarily in direct mail and marketing programs. ASL's customers consist mainly of list brokers, advertising agencies, financial institutions, retailers and educational institutions. These customers are located primarily in the United States. American List previously utilized a February 28, year-end. Concurrent with its merger with SCI, American List changed its fiscal year-end to December 31.

  BOUNTY GROUP HOLDINGS LIMITED--On July 13, 1997, SCI acquired Bounty Group Holdings Limited ("Bounty") in a share exchange transaction in which Bounty became a wholly owned subsidiary of SCI. In this transaction, 500,000 shares of outstanding Bounty common stock were converted into 1,483,240 shares of SCI common stock, while 33,312 Bounty options, which were fully vested and immediately exercisable, were converted into 96,472 SCI options with similar terms. Bounty, a U.K. registered company, began operations on August 24, 1995, when it acquired all of the outstanding common stock of Bounty Holdings Limited through a leveraged management buy-out. Bounty provides targeted product sampling and proprietary health-oriented publications to expectant mothers, new mothers and parents of toddlers in the U.K. and Ireland.

  SAMPLING CORPORATION OF AMERICA--On July 14, 1997, SCI acquired Sampling Corporation of America ("SCA") in a merger transaction in which SCA became a wholly owned subsidiary of SCI. In this transaction, 750 shares of outstanding SCA shares were converted into 1,549,172 shares of SCI common stock. SCA was incorporated on October 13, 1981 in the State of Illinois under the Illinois Business Corporation Act. SCA was formed to provide targeted marketing and product distribution to school age children. On behalf of its customers, primarily packaged goods manufacturers, SCA designs advertising programs and distributes product samples and coupons to primary and secondary schools, daycare centers, colleges and immigrant organizations.

  Collectively the MMD, Brann, American List, Bounty and SCA business combinations will be referred to herein as the "Acquisitions." The Acquisitions have been accounted for as a pooling of interests for financial reporting purposes. The accompanying financial statements have been retroactively restated to reflect the

                          SNYDER COMMUNICATIONS, INC.

combined financial position and combined results of operations and cash flows of SCI, MMD, Brann, American List, Bounty and SCA for all periods presented, giving effect to the Acquisitions as if they had occurred at the beginning of the earliest period presented (the combined entity will be referred to herein as the "Company"). The accompanying consolidated balance sheets as of December 31, 1995 and 1996 reflect the combination of the accounts of American List as of February 29, 1996 and February 28, 1997, respectively, while the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 1996 reflect the combination of the American List statements of income, equity and cash flows for the three years in the period ended February 28, 1997, respectively. The consolidated balance sheets for all periods presented give effect to the conversion of the shares of MMD, Brann, American List, Bounty and SCA common stock into 11,769,338 shares of SCI common stock.

  The following details revenues and net income (loss) for each of the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997 of Snyder and the previously separate entities of MMD, Brann, American List, Bounty, and SCA (the "Pooled Entities") through the dates of their respective mergers.

                                YEARS ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                         -------------------------------------- -------------------------
                             1994         1995         1996         1996         1997
                         ------------ ------------ ------------ ------------ ------------
Revenues:
  Snyder................ $ 11,740,235 $ 42,891,561 $ 82,839,947 $ 34,861,276 $ 87,564,859
  Pooled Entities.......   93,405,324  126,751,012  152,971,102   71,479,650   45,064,711
                         ------------ ------------ ------------ ------------ ------------
                         $105,145,559 $169,642,573 $235,811,049 $106,340,926 $132,629,570
                         ============ ============ ============ ============ ============
Net Income (Loss):
  Snyder................ $  1,389,995 $  3,971,760 $  6,977,003 $  4,200,531 $ (9,029,412)
  Pooled Entities.......   10,993,505   12,338,710    8,206,108    2,691,195    4,762,034
                         ------------ ------------ ------------ ------------ ------------
                         $ 12,383,500 $ 16,310,470 $ 15,183,111 $  6,891,726 $ (4,267,378)
                         ============ ============ ============ ============ ============

  The Company recognized a charge to first quarter 1997 income of approximately $16.2 million (before income taxes) related to costs incurred and resulting from the MMD and Brann business combinations. This charge consisted primarily of investment banking, other professional service fees and certain U.K. excise and transfer taxes as well as a charge of approximately $9.1 million related to the accelerated vesting of Brann options (see Note
12).

  In addition, the Company anticipates recognizing a charge to third quarter 1997 income of approximately $17.0 million (before income taxes) relating to the American List, Bounty and SCA business combinations. This charge consists primarily of investment banking, other professional service fees, legal expenses, certain U.K. excise and transfer taxes, and the writeoff of certain intangible assets which became impaired as a result of a combination.

  There are important risks associated with the Company's business and financial results. These risks include: (i) the Company's current reliance on one significant client, which constituted 21 percent of its 1996 revenues and on other major clients (see Note 3); (ii) the Company's ability to sustain and manage future growth; (iii) the

                          SNYDER COMMUNICATIONS, INC.

Company's ability to manage and successfully integrate the businesses it has acquired and may acquire in the future; (iv) the Company's ability to successfully manage its international operations; (v) the potential adverse effects of fluctuations in foreign exchange rates; (vi) the Company's dependence on industry trends toward outsourcing of marketing services; (vii) the risks associated with the Company's reliance on technology and the risk of business interruption resulting from a temporary or permanent loss of such technology; and (viii) the dependence of the Company's success on its executive officers and other key employees, in particular, its Chairman of the Board of Directors and Chief Executive Officer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Cash and Equivalents

  Cash and equivalents are comprised principally of amounts in operating accounts, money market investments, and other short-term instruments, stated at cost which approximates market value, with original maturities of three months or less.

 Marketable Securities

  The Company's investments are classified into three categories. Those securities classified as "trading" or "available-for-sale" are reported at market value. Debt securities consisting of municipal bonds are classified as "held-to-maturity" and are reported at amortized cost. Cost is determined using the specific identification method. Unrealized gains and losses from securities "available-for-sale" are reported as a separate component of stockholders' equity, net of related tax effects.

 Debt Issuance Costs

  Debt issuance costs, are charged to expense as additional interest expense over the life of the related debt using the interest method.

 Property and Equipment

  Property and equipment is stated at cost. The Company depreciates furniture, fixtures and office and telephone equipment on a straight-line basis over three to ten years; WallBoard(R) displays over five years; computer equipment over two to four years; automobiles over three to five years and buildings over fifty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvements.

  When assets are retired or sold, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income.

 Revenue Recognition

  DIRECT SERVICES--The Company performs marketing of telecommunication and other services on behalf of its clients utilizing its field sales and teleservicing resources. These contracts provide for payments based on accepted customers and the type of service purchased by the customer. Revenues related to these sales are recognized on the date the application for service is accepted by the Company's clients. At this point, the Company has no further performance obligation related to the submitted customer and is contractually entitled to payment. Certain of the Company's contracts provide the client with the right to seek a return of previously paid commissions if the customers submitted by the Company do not meet certain defined characteristics and performance standards. These relate to the client's ability to successfully provide service to the customer, the

                          SNYDER COMMUNICATIONS, INC.

bad debt experience of the customer base submitted by the Company, the achievement of targeted customer goals and certain minimum usage and life measures of the customer base. At the point of revenue recognition, an allowance is recorded by the Company based on an estimate for these returned commissions. The allowance is estimated based on the Company's historical experience and periodically reviewed by the Company and adjusted when necessary.

  MEDIA AND SAMPLING SERVICES--Media and Sampling services revenues are recognized over the contract term as program services are rendered. Unearned revenue is recorded for billings prior to the earning of such revenue.

  MEDICAL SERVICES--The Company recognizes revenue and associated costs when services have been performed by field representatives. Unbilled services represent revenues earned on contracts, but billed in a subsequent accounting period.

  INTERNATIONAL SERVICES--The Company provides integrated targeted marketing services to its clients in the United Kingdom under contracts that provide for payment as services are rendered. Services provided include database management, creative design, teleservices, direct response marketing, and print production. Revenues are recognized as services are rendered in accordance with the terms of the contracts.

  DATA DELIVERY SERVICES--Revenues from the sale of lists are recognized upon the shipment to customers of lists on computerized labels, magnetic tape or computer diskettes for a one-time usage. Additional billings are made by the Company for additional usage by the customers.

 Goodwill and Other Intangible Assets

  Goodwill was recorded in connection with the January 25, 1994 acquisition of Brann Limited by Brann, and the August 24, 1995 acquisition of Bounty Holdings Limited by Bounty and is being amortized on a straight-line basis over thirty years from the acquisition dates. When conditions or events occur which management believes might impact the book value of the goodwill, an analysis of estimated future undiscounted cash flows is undertaken to determine if any write down in the carrying value of the goodwill is required.

  Costs of purchased lists are amortized on a straight-line basis over their estimated useful lives, generally one to five years. The Company determines the useful lives of its lists based upon the estimated period of time such lists are marketable. The Company periodically reviews the marketability of its lists and, accordingly, the respective estimated useful lives. Such reviews, to date, have not resulted in revised estimates of the useful lives of the lists.

  The costs of licenses to use, reproduce, and distribute lists are amortized on a straight-line basis over the term of the related license agreement. In the event that facts and circumstances indicate that the deferred cost of the license may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the license would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment would be recognized in operating results if a permanent diminution in value were to occur. In conjunction with SCI's acquisition of American List, SCA and Bounty in July 1997 and the Company's current competitive strategy, management determined that the intangible asset associated with the license fee had been impaired, and accordingly an impairment loss will be recorded in the third quarter of 1997.

 Income Taxes

  The accompanying consolidated financial statements reflect no provision for Federal or state income taxes related to income earned by the Partnership prior to the Reorganization since each of the partners of the

                          SNYDER COMMUNICATIONS, INC.

Partnership reflected their share of the Partnership's net income on their respective tax returns. Prior to January 1, 1996, SMS was taxed as a C corporation and, accordingly, a provision (benefit) for taxes of SMS is reflected in the accompanying consolidated statement of income for each of the two years in the period ended December 31, 1995. During this period, SMS accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" "SFAS No. 109". Effective January 1, 1996, SMS elected to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporate taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

  Effective with the Reorganization, SCI is treated as a C corporation for Federal and state income tax purposes. At the date of the Reorganization, SCI recognized a net deferred tax asset and an associated tax benefit equal to the cumulative net deductible temporary differences existing at that date. The income tax provision recorded for the year ended December 31, 1996 includes a provision for income taxes for SCI for the period from September 24, 1996, the date of the Reorganization, through December 31, 1996, offset by the net deductible temporary differences existing at the date of the Reorganization.

  Prior to November 1, 1992, MMD filed its income tax return using the cash-basis method of reporting. Beginning November 1, 1992, MMD switched to the accrual method. In connection with this change, MMD, for income tax purposes, was required to recognize additional taxable income of approximately $642,000 over a four-year period, beginning in 1993. Accordingly, at December 31, 1995, a deferred income tax liability of $78,601 is reflected as the balance due for the change in the tax accounting method described above and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

  During 1994, MMD elected to be taxed as a small business corporation (S corporation) under the applicable sections of the Code and New York state income tax laws. Accordingly, no provision for Federal income taxes has been made for MMD in the accompanying consolidated financial statements. However, MMD is subject to New York state income tax at reduced rates and New York City income tax. MMD elected to retain its tax fiscal year-end, which was October 31, 1995 through October 31, 1996. As an S corporation with a year-end which is other than a calendar year, a deposit was required to be held on account with the IRS. This deposit amounted to $283,183 and $316,777 as of December 31, 1995 and 1996, respectively. As a result of the merger transaction discussed above, MMD has changed its tax fiscal year-end to December 31.

  SCA elected to be taxed as an S corporation effective January 1, 1995. Accordingly, no provision for Federal or state income taxes has been made for SCA in the accompanying 1995 and 1996 consolidated financial statements.

  Both Brann and Bounty incur and pay taxes in the U.K. on a corporate level similar to a C corporation in the United States.

 Pro Forma Income Data (Unaudited)

  The unaudited pro forma net income and net income per share amounts include a provision for Federal and state income taxes as if the Company had been a taxable C corporation for all periods presented. The shares used in computing pro forma net income per share assume that the Reorganization and the Acquisitions had occurred at the beginning of each of the periods presented, reflect the issuance of additional shares as a result of the 1996 initial public offering of stock, the exercise of stock options, and the repurchase of outstanding shares by a subsidiary of the Company prior to its merger with SCI. The pro forma income tax rate reflects the combined Federal and state income taxes of approximately 39.8 percent, 38.4 percent and 42.4 percent, for the years ended December 31, 1994, 1995 and 1996, respectively, and 42.4 percent and 40.4 percent for the six months ended June 30, 1996 and 1997, respectively.

                          SNYDER COMMUNICATIONS, INC.

 Accounting for Stock Options

  The Company accounts for its stock-based compensation plan using the intrinsic value based method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosure of net income and earnings per share, calculated as if the Company accounted for its stock-based compensation plan using the fair value based method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), is included in Note 12.

 Interim Financial Statements

  The combined financial statements of Snyder Communications as of and for the six months ending June 30, 1996, and 1997, presented herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. As a result, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the combined financial position of the Company as of June 30, 1997 and the results of its operations and cash flows for the six months ended June 30, 1996 and 1997.

 Foreign Currency Translations

  Assets and liabilities of Brann and Bounty are translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the average exchange rate during the period. Foreign currency translation adjustments are disclosed as a separate component of equity.

 Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to certain of its contracts to provide outsourced marketing services. The terms of these contracts provide that the Company's clients may seek a return of previously paid commissions if certain defined characteristics or performance standards are not met. The Company has recorded an allowance in the accompanying consolidated financial statements in an amount which it considers sufficient to satisfy any claims which might be made pursuant to these provisions. During the quarter ended March 31, 1997, the Company completed all services required under its MCI contract and recorded $2.3 million of revenue which had been deferred at December 31, 1996.

 Concentration of Credit Risk

  Concentration of credit risk is limited to cash and cash equivalents, marketable securities, accounts receivable, and unbilled services and is subject to the financial conditions of certain major clients as described in
Note 3. The Company places its investments in highly rated financial institutions, United States Treasury bills, investments grade short-term debt instruments and state and local municipalities, while limiting the amount of credit exposure to any one entity. The Company's receivables are concentrated with customers in the telecommunications, pharmaceutical and consumer packaged goods industries. The Company does not require collateral or other security to support clients' receivables.

                          SNYDER COMMUNICATIONS, INC.

 New Accounting Pronouncements

  During February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). This statement is effective for years ending after December 15, 1997 and will be implemented by the Company in its December 31, 1997 financial statements.

  SFAS No. 128 requires primary earnings per share ("EPS") to be replaced with basic EPS. Primary EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Fully diluted EPS, now called diluted EPS is still included. As discussed in Note 12, SCI adopted its stock option plan and began offering stock options in September 1996. Because the options were outstanding for only a short period of time during 1996, management has established that the effect of this pronouncement on the computation of basic EPS is immaterial for 1996. However, in future years, when the options are outstanding for the entire year, management has estimated that the Company's reported EPS will be higher under SFAS No. 128 than under the old EPS standard.

  During June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). This statement is effective for years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Management is currently evaluating the impact of SFAS No. 130.

3. SIGNIFICANT CLIENTS:

  The Company had one client which represented 2, 15 and 21 percent of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. The loss of this client would have a material adverse effect on the Company's business. The Company's principal contract with this client extends through December 1997. In January 1997 the Company entered into another two-year contract with this client to provide additional services. The Company had a second client which represented 12, 12, and 7 percent of the Company's total revenues for the years ended December 31, 1994, 1995, 1996, respectively.

4. MARKETABLE SECURITIES

  The amortized cost, unrealized gains and losses, and market values of the Company's held-to-maturity and available-for-sale securities are summarized as follows:

                                               GROSS       GROSS
                                  AMORTIZED  UNREALIZED  UNREALIZED    MARKET
                                    COST       GAINS       LOSSES      VALUE
                                 ----------- ---------- ------------ ----------
DECEMBER 31, 1996
  Held to maturity, maturing in
   less than one year:
   State and municipal bonds.... $ 5,571,856  $ 4,493     $ (5,945)  $5,570,404
   Certificates of deposit......     188,656      --          (547)     188,109
                                 -----------  -------     --------   ----------
                                 $ 5,760,512  $ 4,493     $ (6,492)  $5,758,513
                                 ===========  =======     ========   ==========
  Available for sale:
   Equity securities............ $   104,452  $ 1,192     $(23,739)  $   81,905
   Government income securi-
    ties........................     498,162      --       (43,167)     454,995
                                 -----------  -------     --------   ----------
                                 $   602,614  $ 1,192     $(66,906)  $  536,900
                                 ===========  =======     ========   ==========

                          SNYDER COMMUNICATIONS, INC.

                                               GROSS       GROSS
                                  AMORTIZED  UNREALIZED  UNREALIZED    MARKET
                                     COST      GAINS       LOSSES      VALUE
                                  ---------- ---------- ------------ ----------
DECEMBER 31, 1995
  Held to maturity, maturing in
   less than one year:
   State and municipal bonds..... $6,484,774  $ 8,116     $   (718)  $6,492,172
   U.S. Treasury bills...........    500,353      --          (116)     500,237
   Certificates of deposit.......    281,956      --          (541)     281,415
                                  ----------  -------     --------   ----------
                                  $7,267,083  $ 8,116     $ (1,375)  $7,273,824
                                  ==========  =======     ========   ==========
  Available for sale:
   Equity securities............. $  102,882  $ 1,091     $(30,760)  $   73,213
   Government income securities..    469,808      --       (35,052)     434,756
                                  ----------  -------     --------   ----------
                                  $  572,690  $ 1,091     $(65,812)  $  507,969
                                  ==========  =======     ========   ==========
DECEMBER 31, 1994
  Held to maturity, maturing in
   less than one year:
   State and municipal bonds..... $6,214,203  $ 3,566     $(15,947)  $6,201,822
   U.S. Treasury bills...........    613,840   14,362          --       628,202
                                  ----------  -------     --------   ----------
                                  $6,828,043  $17,928     $(15,947)  $6,830,024
                                  ==========  =======     ========   ==========
  Available for sale:
   Equity securities............. $  173,293  $   803     $(43,763)  $  130,333
   Government income securities..    439,968      --       (46,934)     393,034
                                  ----------  -------     --------   ----------
                                  $  613,261  $   803     $(90,697)  $  523,367
                                  ==========  =======     ========   ==========


  As a result of changes in market value of the available-for-sale security portfolio, a valuation adjustment of $3,747, $4,687 and $(11,833), net of deferred taxes, is recorded as a separate component of equity at December 31, 1996, December 31, 1995 and December 31, 1994.

5. PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following.

                                                           DECEMBER 31,
                                                     --------------------------
                                                         1995          1996
                                                     ------------  ------------
WallBoards (R)...................................... $  1,829,398  $  1,790,206
Buildings and machinery.............................   11,190,974    14,102,142
Computer equipment..................................   10,308,974    14,054,956
Office and telephone equipment......................    7,844,374    13,061,161
Furniture and fixtures..............................    1,535,312     1,918,262
                                                     ------------  ------------
                                                       32,709,032    44,926,727
Accumulated depreciation............................  (15,407,438)  (21,281,124)
                                                     ------------  ------------
                                                     $ 17,301,594  $ 23,645,603
                                                     ============  ============

                          SNYDER COMMUNICATIONS, INC.

6. GOODWILL AND OTHER INTANGIBLE ASSETS:

  Goodwill and other intangible assets consist of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
Goodwill.............................................. $11,783,628  $12,940,034
Unamortized costs of lists............................   3,886,624    5,121,445
License agreement.....................................   3,339,369    3,339,782
                                                       -----------  -----------
                                                        19,009,621   21,401,261
Less accumulated amortization.........................  (3,393,267)  (5,352,573)
                                                       -----------  -----------
                                                       $15,616,354  $16,048,688
                                                       ===========  ===========

  Goodwill arose from the Brann and Bounty management buy-outs in January 1994 and August 1995, respectively which were accounted for as purchase business combinations.

  Effective July 1, 1994, American List entered into an exclusive licensing agreement, whereby it obtained a ten-year license to use, reproduce and distribute a defined segment of the licensor's lists and to use their sources and customer list to compile and market American List's own lists. As consideration for the granting of the license, American List is obligated to pay a total of $4,200,000. The license fee is payable in three annual installments of $600,000 which began July 1994; three annual installments of $500,000 beginning July 1997; three annual installments of $250,000 beginning July 2000; and a final installment of $150,000 in July 2003 (see Note 7 ). The Company has recorded the cost and related obligation for the license, net of imputed interest at 7.25 percent, which approximated $3.3 million. The net cost of the license is being amortized on a straight-line basis over the ten-year term of the license agreement. In conjunction with SCI's acquisition of American List, SCA and Bounty in July 1997 and the Company's current competitive strategy, management determined that the intangible asset associated with the license fee had been impaired and accordingly, an impairment loss of approximately $1.9 million will be recorded in the Company's third quarter 1997 income statement as an acquisition related cost.

  Amortization expense of goodwill and other intangible assets totaled $1,383,083, $2,010,184 and $1,959,306 in 1994, 1995 and 1996, respectively.

7. DEBT:

  As of the date of this Prospectus, the Company has approximately $5.0 million in debt related to the Bounty loan payable to a commercial bank. All other debt has been repaid subsequent to December 31, 1996.

 Long-Term Borrowings

  Brann had a loan payable to a commercial bank in the amount of $7,246,290 and $7,165,631 as of December 31, 1995 and 1996, respectively. The loan had an interest rate of 7.6275 percent per annum until January 28, 1999, at which date the interest rate was to change to the bank's base rate plus 1.75 percent. The loan was payable in annual installments of $855,700, until March 1, 2004, when the entire unpaid amount was due in full. The loan was secured by Brann's assets and the book value of the loan approximated its fair value as of December 31, 1996. On April 14, 1997, the full amount of the loan outstanding was repaid.

  Bounty has a loan payable to a commercial bank in the amount of $3,296,000 and $4,114,000 as of December 31, 1995 and 1996, respectively. The loan bears interest at 2.75 percent above the bank's base rate, which equates to an interest rate of 8.75 percent at December 31, 1996. The book value of the loan approximated its fair value at December 31, 1996. The loan is secured by all of the assets of Bounty.

                          SNYDER COMMUNICATIONS, INC.

  American List is obligated under a license agreement to make future payments (see Note 6 ). This net obligation of $2,339,000 and $1,914,000 at December 31, 1995 and 1996, respectively, has been classified as a long-term borrowing in the accompanying consolidated balance sheet. Of these amounts, $445,645 and $374,113 have been classified as current as of December 31, 1995 and 1996, respectively.

 Related Party Borrowings -- Subordinated Debentures

  On October 28, 1996 SCI used approximately $7.0 million of cash to redeem in full the subordinated debentures ("the Debentures") due to related parties. The Debentures were originally issued on May 18, 1995, with a face amount of $6.0 million. Cash proceeds of $5.0 million were received upon issuance of the Debentures. The difference between the cash proceeds received and the face amount of the Debentures was accounted for as an original issue discount. The Debentures had a stated interest rate of 12.25 percent (effective interest rate to maturity of approximately 17 percent) and an original maturity date of December 31, 2001. The Debentures were classified as long term at December 31, 1995, because SCI did not have the intent to repay them at that date. The $7.0 million payment consisted of the face amount of the Debentures, a prepayment penalty and accrued interest. A non-recurring charge of $1.2 million, net of a $805,874 tax benefit, was recorded at December 31, 1996 as an extraordinary loss related to this early debt extinguishment. The non-recurring charge consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.

 Related Party Borrowings -- Stockholder Loans

  Bounty borrowed approximately $10.4 million from certain stockholders to fund, in part, its August, 1995 management buy-out of Bounty Holdings Limited. The borrowings had interest rates ranging from 0 percent to 10 percent with maturities beginning in 1996 and extending through 2008. At December 31, 1996 and 1995, $11.7 million and $10.4 million, respectively, remained outstanding under these borrowings. In July 1997, the full amount outstanding under these borrowings was repaid.

 Notes Payable

  Concurrent with the formation of the Partnership, the Original Limited Partner loaned the Partnership $350,000 as evidenced by a promissory note. On May 10, 1989, the Partnership entered into another promissory note agreement with the Original Limited Partner to repay the principal amount of advances previously made by the Original Limited Partner to the Partnership. Effective January 1, 1993, all prior notes payable and the related accrued interest to the Original Limited Partner were combined into one note totaling $3,252,781. This note bore interest of 8.00 percent per annum. This note was paid in full in May of 1995 with a portion of the proceeds from the Debentures.

  Future minimum payments as of December 31, 1996 on all long-term borrowings are as follows:

1997............................................................... $ 3,346,690
1998...............................................................   2,651,367
1999...............................................................   2,996,100
2000...............................................................   2,748,759
2001...............................................................   2,750,004
Thereafter.........................................................   9,290,430
                                                                    -----------
Total future minimum payments......................................  23,783,350
Less -- current portion............................................   3,346,690
                                                                    -----------
Total.............................................................. $20,436,660
                                                                    ===========

                          SNYDER COMMUNICATIONS, INC.

 Lines of Credit

  SCI obtained a $2.5 million line of credit in September 1996. The line of credit has a variable rate of interest with borrowings payable on an amortizing basis to September 1999, the date the line expires. At December 31, 1996, approximately $0.9 million was outstanding and the interest rate was
6.75 percent. The weighted average interest for the period ended December 31, 1996 was 6.71 percent.

  MMD has a $2.0 million revolving line of credit agreement with a bank. The line of credit has a variable interest rate based on the bank's prime rate (8.25 percent as of December 31, 1996). MMD had $1.0 and $0.5 million outstanding on this line at December 31, 1995 and 1996, respectively, and the effective interest rate was 8.0 percent for the year ended December 31, 1996. Borrowings pursuant to the line of credit are collateralized by substantially all of the assets of MMD. In February 1997, MMD paid off the outstanding balance of $0.5 million.

  Brann and Bounty maintain lines of credit for general business expenditures. These lines bear interest at the commercial bank's base rate plus 1.25 percent to 2.75 percent. There was $1.0 million outstanding under these lines of credit at December 31, 1996.

8. INCOME TAXES:

  Prior to January 1, 1996, SMS was taxed as a C corporation for Federal and state corporate income tax purposes. Effective January 1, 1996, SMS elected to be taxed as an S corporation and accordingly, SMS's income was taxable to its stockholders.

  During 1994, MMD elected to be taxed as an S corporation for Federal and state corporate income tax purposes. However, MMD is subject to New York State income tax at reduced rates and New York City income tax.

  At the date of the Reorganization, a net deferred tax asset was recorded with an associated credit to the provision for income taxes. The Company's income tax provision (benefit) includes the following components.

                                                  YEARS ENDED DECEMBER 31,
                                             -------------------------------------
                                                1994         1995         1996
                                             -----------  -----------  -----------
Current................. U.S.-Federal        $ 3,281,639  $ 4,250,500  $ 4,964,176
                         U.S.-State and City   1,062,608      887,347    1,125,938
                         U.K.                    978,948    1,669,582      885,095
                                             -----------  -----------  -----------
                                               5,323,195    6,807,429    6,975,209
                                             -----------  -----------  -----------
Deferred................ U.S.-Federal             83,000       51,000     (668,618)
                         U.S.-State and City         --         9,000     (114,824)
                         U.K.                     (1,532)      48,887     (588,798)
                                             -----------  -----------  -----------
                                                  81,468      108,887   (1,372,240)
Tax effect of equity
 transaction............                             --      (815,000)         --
                                             -----------  -----------  -----------
Income tax provision....                     $ 5,404,663  $ 6,101,316  $ 5,602,969
                                             ===========  ===========  ===========

                          SNYDER COMMUNICATIONS, INC.

  The provision for taxes on income before extraordinary item differs from the amount computed by applying the U.S. Federal income tax rate as a result of the following:

                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1994      1995      1996
                                                   -------- --------  --------
Taxes at statutory U.S. Federal income tax rate..    35.00%    35.00%    35.00%
U.S./U.K. tax rate differential..................    (0.23)    (0.38)     0.12
Income taxed directly to owners..................    (9.85)   (10.44)   (13.92)
State and city income taxes, net of Federal tax
 benefit.........................................     4.79      2.55      3.24
Tax effect of Reorganization.....................      --        --      (2.93)
Tax effect of dividends on mandatorily redeemable
 preferred stock.................................     0.60      0.54      0.83
Tax effect of goodwill amortization..............     0.21      0.47      0.61
Tax effect of U.K. permanent differences.........     0.64      0.33      1.83
Other............................................    (0.78)    (0.85)     0.69
                                                   -------  --------  --------
Effective tax rate...............................    30.38%    27.22%    25.47%
                                                   =======  ========  ========

  Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. As of December 31, 1995 and 1996 temporary differences that give rise to the deferred tax assets and liabilities consisted of the following:

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                         1995          1996
                                                      ------------ ------------
Accrued expenses and other liabilities............... $    85,318  $  1,281,339
Allowance for doubtful accounts......................      40,000        42,582
Tax losses of a subsidiary of Bounty.................   2,768,819     3,051,836
Tax benefit of capital losses........................   1,090,697     1,202,183
Other................................................      17,751           --
                                                      -----------  ------------
Gross deferred tax assets............................   4,002,585     5,577,940
                                                      -----------  ------------
Property and equipment...............................    (273,766)      (97,029)
Prepaid pension cost.................................     (60,321)      (83,859)
                                                      -----------  ------------
Gross deferred tax liabilities.......................    (334,087)     (180,888)
Valuation allowance..................................  (3,859,516)   (4,254,019)
                                                      -----------  ------------
Net deferred tax (liability) asset................... $  (191,018) $  1,143,033
                                                      ===========  ============

  Two subsidiaries of Bounty have certain tax capital and operating losses which can be realized only if these subsidiaries generate taxable capital gains or operating income, respectively. At December 31, 1995 and 1996, management determined that a valuation allowance against the deferred tax asset associated with these tax losses was required.

  At December 31, 1996, cumulative undistributed earnings of Brann and Bounty were approximately $1.7 million. No provision for U.S. income taxes or U.K. withholding taxes has been made since the Company considers these undistributed earnings to be permanently invested in the U.K. The Company has estimated that because of available tax planning strategies such earnings, if repatriated, would not result in an additional material tax provision.

                          SNYDER COMMUNICATIONS, INC.

9. GEOGRAPHICAL DATA:

  After giving effect to the Acquisitions, the Company has operations in both the United States and the U.K. Financial information by country is as follows:

                                                YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                             1994         1995         1996
                                         ------------ ------------ ------------
Revenues
  United States......................... $ 62,194,407 $ 99,258,383 $150,380,935
  U.K...................................   42,951,152   70,384,190   85,430,114
                                         ------------ ------------ ------------
Total revenues.......................... $105,145,559 $169,642,573 $235,811,049
                                         ============ ============ ============
Income from operations
  United States......................... $ 15,764,193 $ 18,381,336 $ 23,114,686
  U.K...................................    2,959,824    5,598,652      970,265
                                         ------------ ------------ ------------
Total income from operations............ $ 18,724,017 $ 23,979,988 $ 24,084,951
                                         ============ ============ ============
                                                          1995         1996
                                                      ------------ ------------
Identifiable assets
  United States.........................              $ 43,637,861 $ 97,323,934
  U.K...................................                46,969,858   51,937,154
                                                      ------------ ------------
Total identifiable assets...............              $ 90,607,719 $149,261,088
                                                      ============ ============

10. LEASES:

  The Company leases certain facilities, office equipment and other assets. The following is a schedule of future minimum lease payments for capital leases and for operating leases (with initial or remaining terms in excess of one year at December 31, 1996).

                                                         CAPITAL     OPERATING
              YEARS ENDING DECEMBER 31,                  LEASES       LEASES
              -------------------------                -----------  -----------
1997.................................................. $ 1,354,384  $ 6,257,309
1998..................................................   1,494,700    5,484,707
1999..................................................     648,001    4,446,459
2000..................................................      80,590    3,637,791
2001..................................................         --     3,175,806
Thereafter............................................         --    10,640,657
                                                       -----------  -----------
Total minimum lease payments..........................   3,577,675  $33,642,729
                                                                    -----------
Less--Amount representing interest....................    (415,019)
                                                       -----------
Total obligation under capital leases.................   3,162,656
Less--Current portion.................................  (1,108,954)
                                                       -----------
Long-term portion..................................... $ 2,053,702
                                                       -----------

  Property and equipment, net, on the consolidated balance sheets includes $1,326,069 and $3,791,991 for equipment purchased under capital leases as of December 31, 1995 and 1996, respectively.

  Rental expense for all operating leases was approximately $2,151,257, $3,754,413 and $5,145,736 for the years ended December 31, 1994, 1995 and 1996, respectively.

                          SNYDER COMMUNICATIONS, INC.

11. CAPITAL STOCK:

  On September 30, 1996 SCI completed an initial public offering of 8,970,000 shares of its common stock, par value $0.001 per share (the "Common Stock") at an offering price of $17.00 per share. The offering included 4,038,162 newly issued shares of Common Stock sold by SCI and 4,931,838 previously outstanding shares of Common Stock sold by selling stockholders. SCI received net proceeds of $59.2 million from the offering (after deducting the costs associated with the offering). SCI did not receive any proceeds from the sale of shares of Common Stock in the offering by the selling stockholders.

  In May 1995, SMS sold a 6.15 percent interest in the Partnership for $2,050,000 in cash proceeds. These proceeds are reflected (net of associated income taxes of $815,000 and SMS's basis in the equity interest) as a contribution to additional paid-in capital in the accompanying consolidated financial statements.

12.  STOCK INCENTIVE PLAN:

  In September 1996, SCI adopted the 1996 Stock Incentive Plan (the "Stock Option Plan"). The Stock Option Plan authorizes SCI to grant incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights ("SARs"). Subject to adjustment, the aggregate number of shares of Common Stock which may be issued under the Stock Option Plan upon exercise of options, SARs or in the form of restricted stock may not exceed five million shares.

  In conjunction with Brann's purchase of Brann Limited in January 1994, Brann adopted a stock option plan. Granted options were exercisable upon a sale or flotation of Brann as defined in the terms of the plan. No compensation expense has been recognized in the financial statements for the Brann options for any of the periods presented as the conditions for their exercise were not probable at any of the balance sheet dates. In conjunction with the acquisition of Brann by SCI, all of the outstanding options of Brann were exchanged for options of the common stock of the Company under the Stock Option Plan. The exchange of Brann options for SCI options was based on the final common stock exchange rates used in the acquisition, with the SCI options possessing identical terms to the Brann options at the date of conversion. Management recognized a charge to first quarter income of approximately $9.1 million related to the accelerated vesting of these options.

  The exercise price of options granted under the Stock Option Plan may not be less than 100 percent (110 percent in the case of an optionee who is a 10 percent stockholder) of the fair market value per share of Common Stock on the date of the option grant. The vesting and other provisions of the options are determined by the Company's Board of Directors. All options granted as of December 31, 1996 vest on or before the fourth anniversary of the date of grant and expire on or before the tenth anniversary of the date of grant.

  A summary of the activity within the Stock Option Plan, for the three years ended December 31, 1996, after giving retroactive effect to the conversion of the Brann, Bounty and American List options, is as follows:

                                                       SHARES OUTSTANDING
                                                    ---------------------------
                                                     1994     1995      1996
                                                    -------  -------  ---------
Beginning of year..................................  45,708  558,200    652,390
  Granted.......................................... 516,254  128,829  4,329,359
  Exercised........................................  (3,762)  (7,171)   (65,214)
  Forfeited........................................     --   (27,468)  (280,520)
  Expired..........................................     --       --     (85,500)
                                                    -------  -------  ---------
End of year........................................ 558,200  652,390  4,550,515
                                                    =======  =======  =========
Exercisable at end of year.........................                     463,093
                                                                      =========

                          SNYDER COMMUNICATIONS, INC.

                                                      WEIGHTED AVERAGE EXERCISE
                                                                PRICE
                                                      --------------------------
                                                        1994     1995     1996
                                                      -------- -------- --------
Beginning of year.................................... $   9.33 $   4.14 $   5.43
  Granted............................................     3.70    10.07    17.01
  Exercised..........................................     9.33     8.93    13.93
  Forfeited..........................................      --      0.27    15.65
  Expired............................................      --       --     15.79
End of year..........................................     4.12     5.42    15.50

  The weighted average option fair value on the grant date was $8.85 for options issued during the year ended December 31, 1996.

  The following table presents information related to the 4,550,515 options outstanding at December 31, 1996.

                                                                WEIGHTED
COMPANY OPTIONS                     NUMBER     EXERCISE    AVERAGE CONTRACTUAL
ISSUED BY                         OF OPTIONS     PRICE        LIFE IN YEARS
---------------                   ---------- ------------- -------------------
Snyder prior to initial public
 offering........................ 3,767,500  $       17.00        9.69
Snyder subsequent to initial
 public offering.................   194,500  $   19.38-$27        9.93
Brann............................   400,422  $  0.27-$2.67        7.00
Bounty...........................    91,501  $  0.52-$1.73        0.96
American List....................    96,592  $15.79-$23.58        7.53
                                  ---------
                                  4,550,515
                                  =========

  The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: risk-free interest rate of 6.2 percent, expected dividend yield of zero, expected life of 5 years, and expected volatility of 50 percent.

  If the Company had recorded compensation expense using the fair value based method prescribed by SFAS No. 123, the Company's pro forma net income and pro forma net income per share amounts would have been reduced to the following as adjusted amounts.

Pro forma net income (loss):                          As reported $11,464,051
                                                      As adjusted   4,568,897
Pro forma net income (loss) per share:                As reported $       .27
                                                      As adjusted         .11
Pro forma fully diluted net income (loss) per share:  As reported $       .27
                                                      As adjusted         .11

13. MANDATORILY REDEEMABLE PREFERRED STOCK:

  The preferred shares were redeemed in full subsequent to December 31, 1996, as part of the Acquisitions.

  On January 25, 1994, in connection with the acquisition of Brann Direct Marketing Limited by Brann Holdings, fixed cumulative mandatorily redeemable preferred shares with a par value of (Pounds)0.90 were issued for (Pounds)1.00. All of the 3,067,000 authorized shares were issued yielding proceeds of $4,582,098 less associated issue costs of $129,978. A fixed cumulative dividend was payable at the following rates:

      1994..................................................................  5%
      1995..................................................................  6%
      1996..................................................................  7%
      Thereafter............................................................  8%

                          SNYDER COMMUNICATIONS, INC.

  The shares were redeemable at (Pounds)1.00 per share, including the (Pounds)0.10 premium per share on the following dates by the holders or earlier at the option of Brann.

                                                                         NUMBER
                                                                         -------
      December 31, 1998................................................. 517,000
      December 31, 1999................................................. 850,000
      December 31, 2000................................................. 850,000
      December 31, 2001................................................. 850,000

  In October 1996, Bounty issued 750,000 shares of fixed cumulative mandatorily redeemable preferred shares with a par value of (Pounds)1.0 per share. A fixed cumulative dividend was payable on these preferred shares at 8 percent through December, 1997 increasing to 10 percent thereafter. The shares were mandatorily redeemable in five equal annual installments beginning March 31, 2003.

  Both the Brann and Bounty preferred shares are mandatorily redeemable on specific dates, do not carry voting rights unless dividends are in arrears, which has not occurred, and are not convertible into common equity. Accordingly, the preferred shares are classified as long-term debt obligations and the dividends, as well as the amortization of associated issue costs and discounts, are charged as a component of interest expense in the accompanying consolidated financial statements. Dividends included in interest expense were $324,784, $366,096 and $456,083 in 1994, 1995 and 1996, respectively.

14. PENSION AND PROFIT-SHARING PLANS:

  Brann operates The Brann Retirement Benefits Plan, which is a funded defined benefit plan available to all employees. The assets of the plan are held separately from those of Brann and are invested in managed funds principally comprising equity securities. Plan benefits are based on years of service and compensation levels at the time of retirement. The funding of the plan is determined following consultation with actuaries using the projected unit credit method.

  An actuarial valuation of the pension plan is performed on a triennial basis consistent with regulations governing pensions plans and the accounting therefor in the United Kingdom. SFAS No. 87 requires an annual valuation of a plan's assets and liabilities. For purposes of these financial statements, the actuarial value of the plan's liabilities has been estimated using the available actuarial valuations and the plan's asset values reflect the actual market value of those assets at each balance sheet date based on records maintained by the plan's trustees. The most recent actuarial valuation of the plan's liabilities was performed as of April 1, 1996. The significant assumptions used and the funded status of the plan are set out in the tables below.

 Significant Assumptions

                                                            AS OF DECEMBER 31,
                                                           --------------------
                                                            1994   1995   1996
                                                           ------ ------ ------
                                                             %      %      %
                                                           ------ ------ ------
      Discount rate.......................................    9.0   8.0    8.0
      Expected long-term rate of return on plan assets....   10.0   9.0    9.0
      Rate of increase in compensation....................    7.0   6.0    6.0

 Net Periodic Pension Cost

  Net periodic pension cost is determined using the assumptions as of the beginning of the year and is comprised of the following (in thousands).

                          SNYDER COMMUNICATIONS, INC.

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
Service cost....................................  $    812  $    726  $  1,109
Interest cost on projected benefit obligation...       521       710       875
Actual return on plan assets....................       935    (1,704)   (1,078)
Net amortization of unrecognized net (gain) loss
 and deferral of actual return on plan assets...    (1,578)      915       125
                                                  --------  --------  --------
Net periodic pension cost.......................  $    690  $    647  $  1,031
                                                  ========  ========  ========

 Funded Status

  The funded status is determined using the assumption as of the end of the year and is reflected as follows (in thousands).

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1995      1996
                                                            --------- ---------
Actuarial present value of benefit obligations:
  Accumulated and fully vested............................. $  9,033  $  11,501
                                                            --------  ---------
Accumulated benefit obligation.............................    9,033     11,501
Effect of projected future compensation levels.............    1,918      2,430
                                                            --------  ---------
Projected benefit obligation...............................   10,951     13,931
Plan assets at fair value..................................    9,930     13,777
                                                            --------  ---------
Plan assets less than projected benefit obligation.........   (1,021)      (154)
Unrecognized loss..........................................    1,206        411
                                                            --------  ---------
Prepaid pension cost....................................... $    185  $     257
                                                            ========  =========

  Effective March 1, 1974, American List adopted both pension and profit-sharing plans covering all full-time employees, as defined, which provide for death and retirement benefits. The noncontributory plans are funded through the purchase of insurance policies and contributions to trust funds.

  Contributions and trust earnings of the plans are credited to the account of each employee. The plans are defined contribution plans and, accordingly, individual benefits are limited to the balance of the trust funds and amounts payable under the insurance policies.

  Bounty operates two defined contribution pension plans. The assets of the plans are held in separate trustee administered funds.

  SCA has a profit sharing plan which covers substantially all employees. Contributions are at the discretion of the Company. The Company also has a 401(k) plan for which no employer contribution is made.

  Pension and profit sharing costs related to the American List, SCA and Bounty plans amounted to approximately $252,000, $290,000 and $423,000 for 1994, 1995 and 1996, respectively.

15. RELATED PARTIES:

  SCI's headquarters office space is leased from a third party, in which one of the former limited partners has an ownership interest. Rent paid under this lease was $355,483, $771,855, and $1,125,542 in 1994, 1995, and 1996,
respectively.

                          SNYDER COMMUNICATIONS, INC.

  During 1995, SCI advanced $2,725,000 to a stockholder of SMS as evidenced by a promissory note. The note was non-interest bearing and secured by SMS stock. This note was distributed to the SMS stockholders, pro rata, on June 30, 1996.

  SCI produces a WallBoard(R) for which a publication beneficially owned by the Original Limited Partner is one of the sponsors. Such publication participates as a sponsor in exchange for the use by the Company of its editorial information. Because it is not practicable to estimate the benefit received by or provided to SCI and the Original Limited Partner, no accounting recognition has been provided for this transaction in the accompanying consolidated financial statements.

16. COMPENSATION TO STOCKHOLDERS:

  Prior to the Reorganization, SCI's operations were conducted by the Partnership. SMS, the general partner of the Partnership, paid compensation to certain officers and employees of the Partnership for services performed for SMS. The compensation from SMS was in addition to the compensation that these individuals received from the Partnership. Following consummation of the Reorganization, these individuals are not performing any comparable duties or responsibilities for SMS. No such compensation was paid by SMS to these individuals in 1996 nor is any such compensation expected to be paid in the future. This non-recurring compensation is included in compensation to stockholders on the consolidated statement of income for the year ended December 31, 1995.

  Prior to its merger with SCI, the stockholders of MMD received compensation for services provided to MMD. Following this merger, two of the former stockholders are not performing comparable duties for MMD. No such compensation is expected to be paid to these individuals in the future. The remaining individual has entered into an employment agreement with the Company which provides for compensation at a reduced level compared to that paid for the periods presented.

  The sole stockholder of SCA has entered into an employment agreement with the Company, which provides for compensation at a reduced level compared to that for the periods presented.

17. COMMITMENTS AND CONTINGENCIES:

  An officer of one of the acquired Companies was terminated in February 1997, and the matter is subject to ongoing litigation. Due to changes in fact which resulted from the acquisition, the Company will record a liability in the third quarter equal to the expected cost to resolve the matter.

  The Company is subject to lawsuits, investigations and claims arising out of the conduct of its business, including those related to commercial transactions, contracts, government regulation and employment matters. Certain claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

  The Internal Revenue Service ("IRS") is currently conducting an examination of MMD's Federal employment tax returns for the years ended December 31, 1992 and 1993. During the course of the examination,

                          SNYDER COMMUNICATIONS, INC.

the IRS has requested documentation from MMD to support MMD's classification of its field representatives as independent contractors. The Company believes that it has adequate support for its treatment of field representatives as independent contractors. In the opinion of management, the resolution of this matter will not have a material effect on the financial position or results of operations of the Company, and adequate provision for any potential losses has been made in the accompanying consolidated financial statements.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA):

  The following table summarizes financial data by quarter for the Company for 1995 and 1996, giving effect to the acquisitions as if they had occurred at the beginning of the earliest period presented.

                                            QUARTER ENDED 1995
                             --------------------------------------------------
                             MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31  TOTAL
                             -------- ------- ------------ ----------- --------
Revenues.................... $34,936  $36,157   $44,659      $53,891   $169,643
Gross profit................  13,508   11,837    16,719       20,585     62,649
Net income..................   4,053    2,798     6,775        2,684     16,310
Pro forma net income........   3,609    2,258     5,284        2,662     13,813
Pro forma net income per
 share...................... $  0.09  $  0.05   $  0.13      $  0.06   $   0.33

                                            QUARTER ENDED 1996
                             --------------------------------------------------
                             MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31  TOTAL
                             -------- ------- ------------ ----------- --------
Revenues.................... $50,914  $55,427   $60,864      $68,606   $235,811
Gross profit................  16,220   16,818    19,603       21,783     74,424
Income before extraordinary
 item.......................   3,730    3,162     5,481        4,025     16,398
Net income..................   3,730    3,162     5,481        2,810     15,183
Pro forma net income before
 extraordinary item.........   2,856    2,270     3,406        4,147     12,679
Pro forma net income........   2,856    2,270     3,406        2,932     11,464
Pro forma net income before
 extraordinary item per
 share...................... $  0.07  $  0.06   $  0.08      $  0.09   $   0.30
Pro forma net income per
 share...................... $  0.07  $  0.06   $  0.08      $  0.06   $   0.27

19. SUBSEQUENT EVENT:

  On January 17, 1997, the Company acquired Supermarket Communications Systems, Inc. ("SCS"). SCS provides marketing services through information centers located in over 7,000 targeted retail outlets. SCS's name will be changed to Good Neighbor Direct, Inc. ("Good Neighbor"), and the information centers acquired will be operated by the Company through Good Neighbor. The purchase price of $4,149,000 was paid in cash.

20. SUBSEQUENT EVENTS (UNAUDITED):

  During August 1997, the Company acquired the 90% interest that it did not already own in American Sampling, Inc. ("ASI"). In 1996, ASI distributed 5.8 million sample packs to expectant and new mothers in over 12,000 locations throughout the U.S. The total consideration, including the repayment of assumed debt immediately following the closing, was approximately $4.2 million in cash.

  During August 1997, the Company acquired Halliday Jones Sales Limited ("Halliday Jones"). Halliday Jones has approximately 300 representatives who provide pharmaceutical detailing services for its clients, including major pharmaceutical companies. The total consideration paid in connection with the acquisition, including the repayment of assumed debt immediately following the closing, was approximately $19.4 million, consisting of 425,478 shares of Common Stock and approximately $7.4 million in cash.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Brann Holdings Limited:

  We have audited the consolidated balance sheets of Brann Holdings Limited (the Company) and its subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which do not differ in any material respect from generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States.

                                          Price Waterhouse
                                          Chartered Accountants and Registered
                                           Auditors

Bristol, England
May 30, 1997

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
American List Corporation

  We have audited the consolidated balance sheets of American List Corporation and Subsidiaries as of February 28, 1997 and February 29, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American List Corporation and Subsidiaries as of February 28, 1997 and February 29, 1996, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.

                                          Grant Thornton LLP

Melville, New York
April 11, 1997

                              [Inside Back Cover]

Snyder Communications, Inc.

A world of services

  medical detailing

database mining

  database management

WallBoard(R) info displays

  product sampling

Good Neighbor info displays

  field sales

direct marketing

  creative services

inbound teleservices

  outbound teleservices

customer retention

                               [Image of globe]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS, THE OVER-ALLOTMENT SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURIS-DICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Price Range of Common Stock..............................................  16
Capitalization...........................................................  17
Selected Financial and Operating Data....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  28
Management...............................................................  40
Certain Transactions.....................................................  44
Principal Stockholders...................................................  46
Selling Stockholders.....................................................  48
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  53
Considerations for Non-United States Holders.............................  56
Underwriting.............................................................  58
Legal Matters............................................................  61
Experts..................................................................  61
Available Information....................................................  61
Index to Financial Statements............................................ F-1

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                               7,631,595 SHARES

              [LOGO OF SNYDER COMMUNICATIONS INC. APPEARS HERE]

                                 COMMON STOCK


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                                  PROSPECTUS

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                              MERRILL LYNCH & CO.

                             GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                             MONTGOMERY SECURITIES

                           BEAR, STEARNS & CO. INC.


                              SEPTEMBER 18, 1997

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